

OLD MUTUAL®

Funds I

Old Mutual Funds I

ANNUAL REPORT

July 31, 2010

Old Mutual Asset Allocation Conservative Portfolio
Old Mutual Asset Allocation Balanced Portfolio
Old Mutual Asset Allocation Moderate Growth Portfolio
Old Mutual Asset Allocation Growth Portfolio

TABLE OF CONTENTS

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ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call toll-free at 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance results for short periods of time may not be representative of longer-term results. Performance without load assumes that no front-end or contingent deferred sales charge was applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge was applied to the extent applicable. The Funds each offer Class A, Class C, Class Z and Institutional Class shares. Class A shares have a current maximum up-front sales charge of 5.75% and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. Class Z and Institutional Class shares are only available to eligible shareholders. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions and Fund holdings as of July 31, 2010, the end of the report period, and these views and opinions are subject to change. The information is not a complete analysis of every aspect of any sector, industry or security of the Funds. Opinions and forecasts regarding industries, companies and/or themes and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of July 31, 2010 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased will remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. An investment in a Fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Funds' performance against specific benchmarks. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The total return figures for the Morgan Stanley Capital International ("MSCI") EAFE® Index assume changes in security prices and the deduction of local taxes. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Indexes:

Barclays Capital U.S. Aggregate Index

The unmanaged Barclays Capital U.S. Aggregate Index is a widely recognized measure of the aggregate bond market. The unmanaged index is market value-weighted inclusive of accrued interest.

MSCI EAFE® Index

The unmanaged MSCI EAFE® Index is a market capitalization-weighted index designed to measure the equity market performance of developed markets, excluding the United States and Canada. As of May 2010, the MSCI EAFE Index consisted of the following 22 developed market country indexes: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

ABOUT THIS REPORT — concluded

Standard & Poor's Composite 1500

The unmanaged Standard & Poor's Composite 1500 ("S&P Composite 1500") is a broad-based, capitalization-weighted index comprising 1,500 stocks of large-cap, mid-cap and small-cap U.S. companies.

Index returns and statistical data included in this report are provided by Bloomberg, FactSet and Barclays Capital.

Message To Shareholders

Dear Shareholder:

At the beginning of the fiscal year, investors saw stock markets around the world climb higher. There were signs that an economic recovery was intact and that the recession may be over. By autumn of 2009, there were reports that U.S. home sales were stronger than expected and the Federal Reserve Board vowed to keep interest rates low. In fact, the third and fourth quarters of 2009 were not only good for the major market indexes, but for small-caps specifically. As history has shown, small-cap stocks tend to recover more quickly coming out of a recession and outperform their large-cap counterparts. This held true as the small-cap segment posted its best start to the calendar year since 2006. However, the upward trajectory came to an abrupt end in May and June of 2010, and there was a strong reversal in the markets' positive strength. This was due in large part to the sell-off that began in late April when fears took hold that some heavily indebted European countries, such as Greece, may default on their sovereign debt. Even the small-cap markets, which had such a strong showing during the first quarter of 2010, experienced their worst second calendar-year quarter in history, though they still managed to outperform large-caps. It wasn't until July, the final month of the 12-month reporting period, that markets rebounded.

While the economic picture may be muddled, Old Mutual Capital, Inc. believes that the likelihood of a second recession coming to fruition is relatively low, though investors may remain cautious of the potential for a double-dip recession. That said, Old Mutual Capital, Inc. believes that investors will begin to focus on important long-term drivers of growth — valuation, earnings and quality — and, going forward, there may be significant opportunities for active stock selection in those higher-quality companies with improving earnings.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in the Old Mutual Funds I portfolios. Please do not hesitate to contact us if there is anything we can do to better serve you. Feel free to contact me directly at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds I

OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Performance Highlights

- *For the fiscal year ended July 31, 2010, Class A shares of the Old Mutual Asset Allocation Conservative Portfolio (the "Fund") returned 10.27% at net asset value, while the S&P Composite 1500 returned 14.73% and the Barclays Capital U.S. Aggregate Index returned 8.91%.*

- *Except for the MSCI EAFE Index and the Fund's cash position, each asset class exceeded Ibbotson's long-run annual expectations. Specifically, the Fund's 7% allocation to high-yield bonds helped performance.*

- *Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Dwight High Yield Fund and Old Mutual Dwight Intermediate Fixed Income Fund were the largest contributors to overall performance.*

- *Old Mutual Growth Fund (reorganized into Old Mutual Focused Fund in December 2009), Old Mutual TS&W Small Cap Value Fund and Old Mutual Copper Rock Emerging Growth Fund contributed the least to overall performance.*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended July 31, 2010, Class A shares of the Old Mutual Asset Allocation Conservative Portfolio (the "Fund") returned 10.27% at net asset value, while the S&P Composite 1500 returned 14.73% and the Barclays Capital U.S. Aggregate Index returned 8.91%. Performance for all share classes can be found on page 6.

Q. What investment environment did the Fund face during the past year?

A. At the beginning of the fiscal year, Ibbotson Associates Advisors, LLC ("Ibbotson"), the Fund's sub-adviser, indicated that it was thrilled to see that the "crisis" part of the larger financial crisis seemed to be over. Over the next twelve months, the U.S. equity market was up 13.84% as measured by the S&P 500, while international equities rose 6.26% as gauged by the MSCI EAFE Index. As noted above, the Barclays Capital U.S. Aggregate Index, the most popular measure of the performance of the U.S. bond market, returned 8.91% for the 12-month period. Within the U.S. market, all styles and market capitalizations provided strong positive returns for the fiscal year.

Although returns were positive for the period overall, there were three strong pullbacks in equities during the fiscal year. First, the months of October, January, May and June were strongly negative months that demonstrated the skittishness of investors. Second, a series of bad datapoints during the second quarter of 2010 changed market sentiment rather dramatically, with many economists declaring that the massive stimulus had failed to jumpstart the private sector. Third, fixed asset returns were much steadier as interest rates remained low and the yield curve dropped from its already low level.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund generally strives for a 30% equity and a 70% fixed income allocation. The Fund typically allocates assets across a total of 12 equity and bond asset classes.

Except for the MSCI EAFE Index (non-U.S. developed stocks) and the Fund's cash position, each asset class exceeded Ibbotson's long-run annual expectations, providing a welcome return to positive returns from the losses of the previous two fiscal years. The Fund's 7% allocation to high-yield bonds helped performance as default rates for risky bonds did not climb to the high levels that many predicted at the beginning of the period.

The U.S. dollar appreciated relative to the euro by over 20% from December through May, leading the MSCI EAFE Index to trail the S&P 500 by 11%, and non-U.S. bonds to underperform similar to U.S. bonds over the same period. This detracted from relative returns as approximately 8% of the Fund was allocated to non-U.S. equities. One driver of the euro's depreciation was concern over the debt of Greece and its neighbors, which brought into question the future of the European Union (EU) and its currency. Much of the first quarter was dominated by concerns of a European sovereign default on the back of increasing debt to gross domestic product and fiscal tightening required by the EU. Greece, Portugal and Ireland saw their debt come under significant pressure in the first quarter for their lack of fiscal discipline, while Spain and Italy also suffered on similar concerns, but to a lesser degree.

At the beginning of 2010, inflation was a major concern, but as unemployment and industrial capacity utilization figures continued to remain high throughout the year, deflationary forces started to grab headlines. The yield curve dropped during the year, fueling healthy bond returns for investors and record-low mortgage rates for consumers.

In Ibbotson's tactical asset allocation program, the Fund started the period with no over- or underweights. In November 2009, as concern grew about the uncertain economic picture and relatively pricey stock valuations, Ibbotson elected to increase the weight of more established companies in the Fund. An overweight of U.S. large-cap stocks and an underweight of U.S. small-cap stocks were implemented, both of which were still in place at the end of this fiscal year. This shift has worked against the Fund so far, as small-cap valuations have remained high relative to large-caps. In March 2010, Ibbotson continued to see problems, including stretched equity valuations, weak consumers, unemployment, housing prices, weak governments, higher taxes, increased regulations and trade barriers, and an end to easy government money. As such, Ibbotson elected to underweight U.S. equities and overweight U.S. bonds. This shift helped relative performance as the Fund avoided a portion of the May and June equity sell-off.

Q. How did portfolio composition affect relative Fund performance?

A. The Fund is a "Fund of Funds," which seeks to achieve its investment objective by investing in a portion of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Dwight High Yield Fund and Old Mutual Dwight Intermediate Fixed Income Fund were the largest contributors to overall performance. Old Mutual Growth Fund (reorganized into Old Mutual Focused Fund in December 2009), Old Mutual TS&W Small Cap Value Fund and Old Mutual Copper Rock Emerging Growth Fund contributed the least to overall performance.

Q. What is the investment outlook?

A. At the end of the first quarter of 2010, there was speculation that the National Bureau of Economic Research's Business Cycle Dating Committee was only one good datapoint away from declaring the end of the recession that began in December 2007. A series of bad datapoints over the second quarter of 2010 changed market sentiment rather dramatically, with many economists declaring that the massive stimulus had failed to jumpstart the private sector. Ibbotson believes that the most likely outcomes include a slower-than-expected recovery, a continuation of the Great Recession, or a double-dip recession.

The market's newfound pessimism seems to be more in-line with Ibbotson's view of the economy and concerns about substantial economic headwinds. In Ibbotson's view, the primary hurdles to the economic recovery continue to be: unemployed consumers with weak balance sheets; large fiscal deficits and debts (which have left governments with little room to maneuver in the face of new or continuing crises); a weak housing market coupled with a second wave of mortgage resets; lack of available credit; increased government regulation and taxes; increased global protectionism; and the end of "easy money."

The decline in most equity markets during the second quarter of 2010 helped to partially mitigate Ibbotson's concerns of severe equity market overvaluations. Over the long term, given the extremely low yields on bonds, Ibbotson believes it is unlikely that bonds will outperform stocks over the next decade.

Ibbotson notes the growing global push for fiscal austerity is more likely to result in deflation, rather than inflation, as the U.S. cuts government spending and increases taxes. Furthermore, Ibbotson points out that the dire state of the job market should keep both wage growth and inflation low in the short term (in the long term, money supply is a more important determinant of inflation). On the prospect of the Federal Reserve Board raising interest rates, Ibbotson notes that one only need consider the central bank's dual mandate of maintaining employment and anchoring inflation to realize that it may be some time before Federal Reserve Board Chairman Ben Bernanke feels compelled to raise rates.

Top Ten Holdings as of July 31, 2010	
Old Mutual Barrow Hanley Core Bond Fund	37.3%
Old Mutual Dwight Intermediate Fixed Income Fund	16.0%
Old Mutual Dwight Short Term Fixed Income Fund	12.4%
Old Mutual Dwight High Yield Fund	6.4%
Old Mutual International Equity Fund	6.4%
Old Mutual Barrow Hanley Value Fund	5.3%
Old Mutual TS&W Mid-Cap Value Fund	4.8%
Old Mutual Large Cap Growth Fund	4.4%
Old Mutual Focused Fund	2.8%
Old Mutual Copper Rock Emerging Growth Fund	1.5%
As a % of Total Fund Investments	97.3%

Asset Allocation Conservative Portfolio

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2010

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	09/30/04	3.94%	3.24%	3.86%
Class A without load	09/30/04	10.27%	4.47%	4.92%
Class C with load	09/30/04	8.37%	3.69%	4.15%
Class C without load	09/30/04	9.37%	3.69%	4.15%
Class Z	12/09/05	10.54%	n/a	4.88%
Institutional Class	09/30/04	10.52%	4.73%	5.19%
S&P Composite 1500	09/30/04	14.73%	0.08%	2.28%
Barclays Capital U.S. Aggregate Index	09/30/04	8.91%	5.96%	5.54%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the prospectus dated November 19, 2009) are 1.65% and 1.40%; 2.33% and 2.15%; 8.56% and 1.15%; and 2.22% and 1.15%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of July 31, 2010 — % of Total Fund Investments



Schedule of Investments

As of July 31, 2010

Description	Shares	Value (000)
Affiliated Mutual Funds[(1)] — 99.5%		
Corporate/Preferred-High Yield — 6.4%		
Old Mutual Dwight High Yield Fund	262,299	$ 2,793
Total Corporate/Preferred-High Yield		2,793
Government/Corporate — 65.9%		
Old Mutual Barrow Hanley Core Bond Fund	1,508,998	16,237
Old Mutual Dwight Intermediate Fixed Income Fund	664,863	6,954
Old Mutual Dwight Short Term Fixed Income Fund	536,393	5,417
Total Government/Corporate		28,608
Growth — 1.5%		
Old Mutual Copper Rock Emerging Growth Fund*	76,646	674
Total Growth		674
Growth & Income-Large Cap — 2.8%		
Old Mutual Focused Fund	63,125	1,200
Total Growth & Income-Large Cap		1,200
Growth-Large Cap — 4.4%		
Old Mutual Large Cap Growth Fund	122,298	1,896
Total Growth-Large Cap		1,896
International Equity — 6.4%		
Old Mutual International Equity Fund	343,495	2,769
Total International Equity		2,769
Market Neutral-Equity — 1.3%		
Old Mutual Analytic U.S. Long/Short Fund	57,509	584
Total Market Neutral-Equity		584
Value — 5.3%		
Old Mutual Barrow Hanley Value Fund	401,656	2,285
Total Value		2,285
Value-Mid Cap — 4.8%		
Old Mutual TS&W Mid-Cap Value Fund	272,503	2,104
Total Value-Mid Cap		2,104
Value-Small Cap — 0.7%		
Old Mutual TS&W Small Cap Value Fund	19,527	305
Total Value-Small Cap		305
Total Affiliated Mutual Funds (Cost $41,130)		43,218

Description	Shares	Value (000)
Money Market Fund — 0.7%		
Dreyfus Cash Management Fund, Institutional Class, 0.243% (A)	299,814	$ 300
Total Money Market Fund (Cost $300)		300
Total Investments — 100.2% (Cost $41,430)		43,518
Other Assets and Liabilities, Net — (0.2)%		(105)
Total Net Assets — 100.0%		$ 43,413

For descriptions of abbreviations and footnotes, please refer to page 20.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of July 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$43,218	$—	$—	$43,218
Money Market Fund	300	—	—	300
Total Investments	$43,518	$—	$—	$43,518

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Performance Highlights

• *For the fiscal year ended July 31, 2010, Class A shares of the Old Mutual Asset Allocation Balanced Portfolio (the "Fund") returned 10.99% at net asset value, while the S&P Composite 1500 returned 14.73% and the Barclays Capital U.S. Aggregate Index returned 8.91%.*

• *Except for the MSCI EAFE Index and the Fund's cash position, each asset class exceeded Ibbotson's long-run annual expectations. Specifically, the Fund's 4% allocation to high-yield bonds and 2% allocation to REITs boosted performance.*

• *Old Mutual Barrow Hanley Core Bond Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were among the largest contributors to overall performance.*

• *Old Mutual Dwight Short Term Fixed Income Fund, Old Mutual Copper Rock Emerging Growth Fund and Old Mutual Growth Fund (reorganized into Old Mutual Focused Fund in December 2009) were among those that contributed the least to overall performance.*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended July 31, 2010, Class A shares of the Old Mutual Asset Allocation Balanced Portfolio (the "Fund") returned 10.99% at net asset value, while the S&P Composite 1500 returned 14.73% and the Barclays Capital U.S. Aggregate Index returned 8.91%. Performance for all share classes can be found on page 10.

Q. What investment environment did the Fund face during the past year?

A. At the beginning of the fiscal year, Ibbotson Associates Advisors, LLC ("Ibbotson"), the Fund's sub-adviser, indicated that it was thrilled to see that the "crisis" part of the larger financial crisis seemed to be over. Over the next 12 months, the U.S. equity market was up 13.84% as measured by the S&P 500, while international equities rose 6.26% as gauged by the MSCI EAFE Index. As noted above, the Barclays Capital U.S. Aggregate Index, the most popular measure of the performance of the U.S. bond market, returned 8.91% for the 12-month period. Within the U.S. market, all styles and market capitalizations provided strong positive returns for the fiscal year.

Although returns were positive for the period overall, there were three strong pullbacks in equities during the fiscal year. First, the months of October, January, May and June were strongly negative months that demonstrated the skittishness of investors. Second, a series of bad datapoints during the second quarter of 2010 changed market sentiment rather dramatically, with many economists declaring that the massive stimulus had failed to jumpstart the private sector. Third, fixed asset returns were much steadier as interest rates remained low and the yield curve dropped from its already low level.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund generally strives for a 60% equity and 40% fixed income allocation. The Fund typically allocates assets across a total of 15 equity and bond asset classes.

Except for the MSCI EAFE Index (non-U.S. developed stocks) and the Fund's cash position, each asset class exceeded Ibbotson's long-run annual expectations, providing a welcome return to positive returns from the losses of the previous two fiscal years. The Fund's 4% allocation to high-yield bonds helped performance, as default rates for risky bonds did not climb to the high levels that many predicted at the beginning of the period. The Fund's 2% allocation to U.S. REITs boosted performance, as U.S. REITs were the best-performing asset class this period, bouncing back from being the largest underperformer last period.

The U.S. dollar appreciated relative to the euro by over 20% from December through May, leading the MSCI EAFE Index to trail the S&P 500 by 11%, and non-U.S. bonds to underperform similar to U.S. bonds over the same period. This detracted from the Fund's relative performance as approximately 16% of the Fund was allocated to non-U.S. equities. One driver of the euro's depreciation was concern over the debt of Greece and its neighbors, which brought into question the future of the European Union (EU) and its currency. Much of the first quarter was dominated by concerns of a European sovereign default on the back of increasing debt to gross domestic product and fiscal tightening required by the EU. Greece, Portugal and Ireland saw their debt come under significant pressure in the first quarter for their lack of fiscal discipline, while Spain and Italy also suffered on similar concerns, but to a lesser degree.

At the beginning of 2010, inflation was a major concern, but as unemployment and industrial capacity utilization figures continued to remain high throughout the year, deflationary forces started to grab headlines. The yield curve dropped during the year, fueling healthy bond returns for investors and record-low mortgage rates for consumers.

In Ibbotson's tactical asset allocation program, the Fund started the period with no over- or underweights. In November 2009, as concern grew about the uncertain economic picture and relatively pricey stock valuations, Ibbotson elected to increase the weight of more established companies in the Fund. An overweight of U.S. large-cap stocks and an underweight of U.S. small-cap stocks were implemented, both of which were still in place at the end of this fiscal year. This shift has worked against the Fund so far, as small-cap valuations have remained high relative to large-caps. In March 2010, Ibbotson continued to see problems, including stretched equity valuations, weak consumers, unemployment, housing prices, weak governments, higher taxes, increased regulations and trade barriers, and an end to easy government money. As such, Ibbotson elected to underweight U.S. equities and overweight U.S. bonds. This shift helped relative performance as the Fund avoided a portion of the May and June equity sell-off.

Q. How did portfolio composition affect relative Fund performance?

A. The Fund is a "Fund of Funds," which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were among the largest contributors to overall performance. Old Mutual Dwight Short Term Fixed Income Fund, Old Mutual Copper Rock Emerging Growth Fund and Old Mutual Growth Fund (reorganized into Old Mutual Focused Fund in December 2009) were among those that contributed the least to overall performance.

Q. What is the investment outlook?

A. At the end of the first quarter of 2010, there was speculation that the National Bureau of Economic Research's Business Cycle Dating Committee was only one good datapoint away from declaring the end of the recession that began in December 2007. A series of bad datapoints over the second quarter of 2010 changed market sentiment rather dramatically, with many economists declaring that the massive stimulus had failed to jumpstart the private sector. Ibbotson believes that the most likely outcomes include a slower-than-expected recovery, a continuation of the Great Recession, or a double-dip recession.

The market's newfound pessimism seems to be more in-line with Ibbotson's view of the economy and concerns about substantial economic headwinds. In Ibbotson's view, the primary hurdles to the economic recovery continue to be: unemployed consumers with weak balance sheets; large fiscal deficits and debts (which have left governments with little room to maneuver in the face of new or continuing crises); a weak housing market coupled with a second wave of mortgage resets; lack of available credit; increased government regulation and taxes; increased global protectionism; and the end of "easy money."

The decline in most equity markets during the second quarter of 2010 helped to partially mitigate Ibbotson's concerns of severe equity market overvaluations. Over the long term, given the extremely low yields on bonds, Ibbotson believes it is unlikely that bonds will outperform stocks over the next decade.

Ibbotson notes the growing global push for fiscal austerity is more likely to result in deflation, rather than inflation, as the U.S. cuts government spending and increases taxes. Furthermore, Ibbotson points out that the dire state of the job market should keep both wage growth and inflation low in the short term (in the long term, money supply is a more important determinant of inflation). On the prospect of the Federal Reserve Board raising interest rates, Ibbotson notes that one only need consider the central bank's dual mandate of maintaining employment and anchoring inflation to realize that it may be some time before Federal Reserve Board Chairman Ben Bernanke feels compelled to raise rates.

Top Ten Holdings as of July 31, 2010	
Old Mutual Barrow Hanley Core Bond Fund	26.0%
Old Mutual International Equity Fund	13.5%
Old Mutual Barrow Hanley Value Fund	12.7%
Old Mutual Large Cap Growth Fund	7.5%
Old Mutual TS&W Mid-Cap Value Fund	6.9%
Old Mutual Dwight Intermediate Fixed Income Fund	6.0%
Old Mutual Dwight Short Term Fixed Income Fund	6.0%
Old Mutual Focused Fund	5.5%
Old Mutual TS&W Small Cap Value Fund	5.1%
Old Mutual Dwight High Yield Fund	3.7%
As a % of Total Fund Investments	92.9%

Asset Allocation Balanced Portfolio

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2010

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	09/30/04	4.57%	1.81%	3.35%
Class A without load	09/30/04	10.99%	3.01%	4.40%
Class C with load	09/30/04	9.19%	2.25%	3.65%
Class C without load	09/30/04	10.19%	2.25%	3.65%
Class Z	12/09/05	11.25%	n/a	3.02%
Institutional Class	09/30/04	11.29%	3.24%	4.65%
S&P Composite 1500	09/30/04	14.73%	0.08%	2.28%
Barclays Capital U.S. Aggregate Index	09/30/04	8.91%	5.96%	5.54%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the prospectus dated November 19, 2009) are 1.70% and 1.55%; 2.42% and 2.30%; 2.32% and 1.30%; and 1.49% and 1.30%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of July 31, 2010 — % of Total Fund Investments



Schedule of Investments

As of July 31, 2010

Description	Shares	Value (000)
Affiliated Mutual Funds[(1)] — 99.6%		
Corporate/Preferred-High Yield — 3.7%		
Old Mutual Dwight High Yield Fund	287,718	$ 3,064
Total Corporate/Preferred-High Yield		3,064
Government/Corporate — 38.1%		
Old Mutual Barrow Hanley Core Bond Fund	1,974,883	21,250
Old Mutual Dwight Intermediate Fixed Income Fund	472,038	4,937
Old Mutual Dwight Short Term Fixed Income Fund	488,561	4,934
Total Government/Corporate		31,121
Growth — 1.9%		
Old Mutual Copper Rock Emerging Growth Fund*	172,022	1,514
Total Growth		1,514
Growth & Income-Large Cap — 5.5%		
Old Mutual Focused Fund	238,411	4,532
Total Growth & Income-Large Cap		4,532
Growth & Income-Small Cap — 0.1%		
Old Mutual Strategic Small Company Fund	9,521	86
Total Growth & Income-Small Cap		86
Growth-Large Cap — 7.5%		
Old Mutual Large Cap Growth Fund	395,851	6,136
Total Growth-Large Cap		6,136
International Equity — 13.5%		
Old Mutual International Equity Fund	1,367,106	11,019
Total International Equity		11,019
Market Neutral-Equity — 2.2%		
Old Mutual Analytic U.S. Long/Short Fund	173,171	1,758
Total Market Neutral-Equity		1,758
Sector Fund-Real Estate — 2.4%		
Old Mutual Heitman REIT Fund	269,342	1,988
Total Sector Fund-Real Estate		1,988
Value — 12.7%		
Old Mutual Barrow Hanley Value Fund	1,828,878	10,406
Total Value		10,406

Description	Shares	Value (000)
Value-Mid Cap — 6.9%		
Old Mutual TS&W Mid-Cap Value Fund	731,256	$ 5,645
Total Value-Mid Cap		5,645
Value-Small Cap — 5.1%		
Old Mutual TS&W Small Cap Value Fund	267,761	4,177
Total Value-Small Cap		4,177
Total Affiliated Mutual Funds (Cost $81,964)		81,446
Money Market Fund — 0.6%		
Dreyfus Cash Management Fund, Institutional Class, 0.243% (A)	466,667	467
Total Money Market Fund (Cost $467)		467
Total Investments — 100.2% (Cost $82,431)		81,913
Other Assets and Liabilities, Net — (0.2)%		(165)
Total Net Assets — 100.0%		$ 81,748

For descriptions of abbreviations and footnotes, please refer to page 20.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of July 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$81,446	$—	$—	$81,446
Money Market Fund	467	—	—	467
Total Investments	$81,913	$—	$—	$81,913

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Performance Highlights

- *For the fiscal year ended July 31, 2010, Class A shares of the Old Mutual Asset Allocation Moderate Growth Portfolio (the "Fund") returned 11.52% at net asset value, while the S&P Composite 1500 returned 14.73% and the Barclays Capital U.S. Aggregate Index returned 8.91%.*

- *Except for the MSCI EAFE Index, each asset class exceeded Ibbotson's long-run annual expectations. Specifically, the Fund's 4% allocation to U.S. REITs boosted performance, as U.S. REITs were the best-performing asset class this period.*

- *Old Mutual International Equity Fund, Old Mutual Barrow Hanley Value Fund and Old Mutual Barrow Hanley Core Bond Fund were among the largest contributors to overall performance.*

- *Old Mutual Growth Fund (reorganized into Old Mutual Focused Fund in December 2009), Old Mutual Copper Rock Emerging Growth Fund and Old Mutual Dwight Short Term Fixed Income Fund (no longer a Fund holding) were among those that contributed the least to overall performance.*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended July 31, 2010, Class A shares of the Old Mutual Asset Allocation Moderate Growth Portfolio (the "Fund") returned 11.52% at net asset value, while the S&P Composite 1500 returned 14.73% and the Barclays Capital U.S. Aggregate Index returned 8.91%. Performance for all share classes can be found on page 14.

Q. What investment environment did the Fund face during the past year?

A. At the beginning of the fiscal year, Ibbotson Associates Advisors, LLC ("Ibbotson"), the Fund's sub-adviser, indicated that it was thrilled to see that the "crisis" part of the larger financial crisis seemed to be over. Over the next 12 months, the U.S. equity market was up 13.84% as measured by the S&P 500, while international equities rose 6.26% as gauged by the MSCI EAFE Index. As noted above, the Barclays Capital U.S. Aggregate Index, the most popular measure of the performance of the U.S. bond market, returned 8.91% for the 12-month period. Within the U.S. market, all styles and market capitalizations provided strong positive returns for the fiscal year.

Although returns were positive for the period overall, there were three strong pullbacks in equities during the fiscal year. First, the months of October, January, May and June were strongly negative months that demonstrated the skittishness of investors. Second, a series of bad datapoints during the second quarter of 2010 changed market sentiment rather dramatically, with many economists declaring that the massive stimulus had failed to jumpstart the private sector. Third, fixed asset returns were much steadier as interest rates remained low and the yield curve dropped from its already low level.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund generally strives for an 80% equity and 20% fixed income allocation. The Fund typically allocates assets across a total of 13 equity and bond asset classes.

Except for the MSCI EAFE Index (non-U.S. developed stocks), each asset class exceeded Ibbotson's long-run annual expectations, providing a welcome return to positive returns from the losses of the previous two fiscal years. The Fund's 4% allocation to U.S. REITs boosted performance, as U.S. REITs were the best-performing asset class during this period, bouncing back from being the largest underperformer last period.

The U.S. dollar appreciated relative to the euro by over 20% from December through May, leading the MSCI EAFE Index to trail the S&P 500 by 11% over this period. This detracted from relative returns, as approximately 22% of the Fund's portfolio is allocated to non-U.S. equities. One driver of the euro's depreciation was concern over the debt of Greece and its neighbors, which brought into question the future of the European Union (EU) and its currency. Much of the first quarter was dominated by concerns of a European sovereign default on the back of increasing debt to gross domestic product and fiscal tightening required by the EU. Greece, Portugal and Ireland saw their debt come under significant pressure in the first quarter for their lack of fiscal discipline, while Spain and Italy also suffered on similar concerns, but to a lesser degree.

At the beginning of 2010, inflation was a major concern, but as unemployment and industrial capacity utilization figures continued to remain high throughout the year, deflationary forces started to grab headlines. The yield curve dropped during the year, fueling healthy bond returns for investors and record-low mortgage rates for consumers.

In Ibbotson's tactical asset allocation program, the Fund started the period with no over- or underweights. In November 2009, as concern grew about the uncertain economic picture and relatively pricey stock valuations, Ibbotson elected to increase the weight of more established companies in the Fund. An overweight of U.S. large-cap stocks and an underweight of U.S. small-cap stocks were implemented, both of which were still in place at the end of this fiscal year. This shift has worked against the Fund so far, as small-cap valuations have remained high relative to large-caps. In March 2010, Ibbotson continued to see problems, including stretched equity valuations, weak consumers, unemployment, housing prices, weak governments, higher taxes, increased regulations and trade barriers, and an end to easy government money. As such, Ibbotson elected to underweight U.S. equities and overweight U.S. bonds. This shift helped relative performance as the Fund avoided a portion of the May and June equity sell-off.

Q. How did portfolio composition affect relative Fund performance?

A. The Fund is a "Fund of Funds," which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual International Equity Fund, Old Mutual Barrow Hanley Value Fund and Old Mutual Barrow Hanley Core Bond Fund were among the largest contributors to overall performance. Old Mutual Growth Fund (reorganized into Old Mutual Focused Fund in December 2009), Old Mutual Copper Rock Emerging Growth Fund and Old Mutual Dwight Short Term Fixed Income Fund (no longer a Fund holding) were among those that contributed the least to overall performance.

Q. What is the investment outlook?

A. At the end of the first quarter of 2010, there was speculation that the National Bureau of Economic Research's Business Cycle Dating Committee was only one good datapoint away from declaring the end of the recession that began in December 2007. A series of bad datapoints over the second quarter of 2010 changed market sentiment rather dramatically, with many economists declaring that the massive stimulus had failed to jumpstart the private sector. Ibbotson believes that the most likely outcomes include a slower-than-expected recovery, a continuation of the Great Recession, or a double-dip recession.

The market's newfound pessimism seems to be more in-line with Ibbotson's view of the economy and concerns about substantial economic headwinds. In Ibbotson's view, the primary hurdles to the economic recovery continue to be: unemployed consumers with weak balance sheets; large fiscal deficits and debts (which have left governments with little room to maneuver in the face of new or continuing crises); a weak housing market coupled with a second wave of mortgage resets; lack of available credit; increased government regulation and taxes; increased global protectionism; and the end of "easy money."

The decline in most equity markets during the second quarter of 2010 helped to partially mitigate Ibbotson's concerns of severe equity market overvaluations. Over the long term, given the extremely low yields on bonds, Ibbotson believes it is unlikely that bonds will outperform stocks over the next decade.

Ibbotson notes the growing global push for fiscal austerity is more likely to result in deflation, rather than inflation, as the U.S. cuts government spending and increases taxes. Furthermore, Ibbotson points out that the dire state of the job market should keep both wage growth and inflation low in the short term (in the long term, money supply is a more important determinant of inflation). On the prospect of the Federal Reserve Board raising interest rates, Ibbotson notes that one only need consider the central bank's dual mandate of maintaining employment and anchoring inflation to realize that it may be some time before Federal Reserve Board Chairman Ben Bernanke feels compelled to raise rates.

Top Ten Holdings as of July 31, 2010	
Old Mutual International Equity Fund	19.5%
Old Mutual Barrow Hanley Core Bond Fund	18.6%
Old Mutual Barrow Hanley Value Fund	12.6%
Old Mutual Large Cap Growth Fund	10.6%
Old Mutual TS&W Mid-Cap Value Fund	8.5%
Old Mutual TS&W Small Cap Value Fund	8.2%
Old Mutual Focused Fund	6.3%
Old Mutual Heitman REIT Fund	5.1%
Old Mutual Analytic U.S. Long/Short Fund	3.9%
Old Mutual Dwight Intermediate Fixed Income Fund	3.3%
As a % of Total Fund Investments	96.6%

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO — concluded

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2010

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	09/30/04	5.12%	0.08%	2.21%
Class A without load	09/30/04	11.52%	1.27%	3.25%
Class C with load	09/30/04	9.71%	0.52%	2.49%
Class C without load	09/30/04	10.71%	0.52%	2.49%
Class Z	12/09/05	11.77%	n/a	0.96%
Institutional Class	09/30/04	11.79%	1.55%	3.54%
S&P Composite 1500	09/30/04	14.73%	0.08%	2.28%
Barclays Capital U.S. Aggregate Index	09/30/04	8.91%	5.96%	5.54%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the prospectus dated November 19, 2009) are 1.98% and 1.56%; 2.68% and 2.31%; 3.63% and 1.31%; and 1.60% and 1.31%, respectively.

Fund Performance



Legend:
- Old Mutual Asset Allocation Moderate Growth Portfolio, Class A
- Old Mutual Asset Allocation Moderate Growth Portfolio, Class C
- Old Mutual Asset Allocation Moderate Growth Portfolio, Institutional Class
- S&P Composite 1500
- Barclays Capital U.S. Aggregate Index

$13,696
$12,249
$11,542
$11,404
$11,358

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of July 31, 2010 — % of Total Fund Investments



- Value-Small Cap (8.2%)
- Value-Mid Cap (8.5%)
- Value (12.6%)
- Sector Fund-Real Estate (5.1%)
- Cash Equivalents (0.7%)
- Market Neutral-Equity (3.9%)
- International Equity (19.5%)
- Growth-Large Cap (10.6%)
- Growth & Income-Large Cap (6.3%)
- Growth (2.7%)
- Government/Corporate (21.9%)

Schedule of Investments

As of July 31, 2010

Description	Shares	Value (000)
Affiliated Mutual Funds[(1)] — 99.6%		
Government/Corporate — 22.0%		
Old Mutual Barrow Hanley Core Bond Fund	1,636,117	$ 17,605
Old Mutual Dwight Intermediate Fixed Income Fund	297,605	3,113
Total Government/Corporate		20,718
Growth — 2.7%		
Old Mutual Copper Rock Emerging Growth Fund*	293,829	2,586
Total Growth		2,586
Growth & Income-Large Cap — 6.3%		
Old Mutual Focused Fund	314,005	5,969
Total Growth & Income-Large Cap		5,969
Growth-Large Cap — 10.6%		
Old Mutual Large Cap Growth Fund	643,338	9,972
Total Growth-Large Cap		9,972
International Equity — 19.5%		
Old Mutual International Equity Fund	2,287,338	18,436
Total International Equity		18,436
Market Neutral-Equity — 3.9%		
Old Mutual Analytic U.S. Long/Short Fund	366,914	3,724
Total Market Neutral-Equity		3,724
Sector Fund-Real Estate — 5.1%		
Old Mutual Heitman REIT Fund	653,560	4,823
Total Sector Fund-Real Estate		4,823
Value — 12.7%		
Old Mutual Barrow Hanley Value Fund	2,097,336	11,934
Total Value		11,934
Value-Mid Cap — 8.6%		
Old Mutual TS&W Mid-Cap Value Fund	1,045,326	8,070
Total Value-Mid Cap		8,070
Value-Small Cap — 8.2%		
Old Mutual TS&W Small Cap Value Fund	497,020	7,753
Total Value-Small Cap		7,753
Total Affiliated Mutual Funds (Cost $99,806)		93,985

Description	Shares	Value (000)
Money Market Fund — 0.7%		
Dreyfus Cash Management Fund, Institutional Class, 0.243% (A)	643,845	$ 644
Total Money Market Fund (Cost $644)		644
Total Investments — 100.3% (Cost $100,450)		94,629
Other Assets and Liabilities, Net — (0.3)%		(313)
Total Net Assets — 100.0%		$ 94,316

For descriptions of abbreviations and footnotes, please refer to page 20.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of July 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$93,985	$—	$—	$93,985
Money Market Fund	644	—	—	644
Total Investments	$94,629	$—	$—	$94,629

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Performance Highlights

• *For the fiscal year ended July 31, 2010, Class A shares of the Old Mutual Asset Allocation Growth Portfolio (the "Fund") returned 12.78% at net asset value, while the S&P Composite 1500 returned 14.73%.*

• *Except for the MSCI EAFE Index, each asset class exceeded Ibbotson's long-run annual expectations. Specifically, the Fund's 6% allocation to U.S. REITs boosted performance, as U.S. REITs were the best-performing asset class this period.*

• *Old Mutual International Equity Fund, Old Mutual Barrow Hanley Value Fund and Old Mutual Large Cap Growth Fund were among the largest contributors to overall performance.*

• *Old Mutual Growth Fund (reorganized into Old Mutual Focused Fund in December 2009), Old Mutual Copper Rock Emerging Growth Fund and Old Mutual Barrow Hanley Core Bond Fund were among those that contributed the least to overall performance.*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended July 31, 2010, Class A shares of the Old Mutual Asset Allocation Growth Portfolio (the "Fund") returned 12.78% at net asset value, while the S&P Composite 1500 returned 14.73%. Performance for all share classes can be found on page 18.

Q. What investment environment did the Fund face during the past year?

A. At the beginning of the fiscal year, Ibbotson Associates Advisors, LLC ("Ibbotson"), the Fund's sub-adviser, indicated that it was thrilled to see that the "crisis" part of the larger financial crisis seemed to be over. Over the next 12 months, the U.S. equity market was up 13.84% as measured by the S&P 500, while international equities rose 6.26% as gauged by the MSCI EAFE Index. The Barclays Capital U.S. Aggregate Index, the most popular measure of the performance of the U.S. bond market, returned 8.91% for the 12-month period. Within the U.S. market, all styles and market capitalizations provided strong positive returns for the fiscal year.

Although returns were positive for the period overall, there were three strong pullbacks in equities during the fiscal year. First, the months of October, January, May and June were strongly negative months that demonstrated the skittishness of investors. Second, a series of bad datapoints during the second quarter of 2010 changed market sentiment rather dramatically, with many economists declaring that the massive stimulus had failed to jumpstart the private sector. Third, fixed asset returns were much steadier as interest rates remained low and the yield curve dropped from its already low level.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund generally seeks an all equity allocation. The Fund typically allocates assets across 10 equity asset classes.

Except for the MSCI EAFE Index (non-U.S. developed stocks), each asset class exceeded Ibbotson's long-run annual expectations, providing a welcome return to positive returns from the losses of the previous two fiscal years. The Fund's 6% allocation to U.S. REITs boosted performance, as U.S. REITs were the best-performing asset class this period, bouncing back from being the largest underperformer last period.

The U.S. dollar appreciated relative to the euro by over 20% from December through May, leading the MSCI EAFE Index to trail the S&P 500 by 11% over this period. This detracted from relative returns as approximately 30% of the Fund's portfolio was allocated to non-U.S. equities. One driver of the euro's depreciation was concern over the debt of Greece and its neighbors, which brought into question the future of the European Union (EU) and its currency. Much of the first quarter was dominated by concerns of a European sovereign default on the back of increasing debt to gross domestic product and fiscal tightening required by the EU. Greece, Portugal and Ireland saw their debt come under significant pressure in the first quarter for their lack of fiscal discipline, while Spain and Italy also suffered on similar concerns, but to a lesser degree.

At the beginning of 2010, inflation was a major concern, but as unemployment and industrial capacity utilization figures continued to remain high throughout the year, deflationary forces started to grab headlines. The yield curve dropped during the year, fueling healthy bond returns for investors and record-low mortgage rates for consumers.

In Ibbotson's tactical asset allocation program, the Fund started the period with no over- or underweights. In November 2009, as concern grew about the uncertain economic picture and relatively pricey stock valuations, Ibbotson elected to increase the weight of more established companies in the Fund. An overweight of U.S. large-cap stocks and an underweight of U.S. small-cap stocks were implemented, both of which are still in place at the end of this fiscal year. This shift has worked against the Fund so far, as small-cap valuations have remained high relative to large-caps. In March 2010, Ibbotson continued to see problems, including stretched equity valuations, weak consumers, unemployment, housing prices, weak governments, higher taxes, increased regulations and trade barriers, and an end to easy government money. As such, Ibbotson elected to underweight U.S. equities and overweight U.S. bonds. This shift helped relative performance as the Fund avoided a portion of the May and June equity sell-off.

Q. How did portfolio composition affect relative Fund performance?

A. The Fund is a "Fund of Funds," which seeks to achieve its investment objective by investing in a portfolio of underlying equity funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual International Equity Fund, Old Mutual Barrow Hanley Value Fund and Old Mutual Large Cap Growth Fund were among the largest contributors to overall performance. Old Mutual Growth Fund (reorganized into Old Mutual Focused Fund in December 2009), Old Mutual Copper Rock Emerging Growth Fund and Old Mutual Barrow Hanley Core Bond Fund were among those that contributed the least to overall performance.

Q. What is the investment outlook?

A. At the end of the first quarter of 2010, there was speculation that the National Bureau of Economic Research's Business Cycle Dating Committee was only one good datapoint away from declaring the end of the recession that began in December 2007. A series of bad datapoints over the second quarter of 2010 changed market sentiment rather dramatically, with many economists declaring that the massive stimulus had failed to jumpstart the private sector. Ibbotson believes that the most likely outcomes include a slower-than-expected recovery, a continuation of the Great Recession, or a double-dip recession.

The market's newfound pessimism seems to be more in-line with Ibbotson's view of the economy and concerns about substantial economic headwinds. In Ibbotson's view, the primary hurdles to the economic recovery continue to be: unemployed consumers with weak balance sheets; large fiscal deficits and debts (which have left governments with little room to maneuver in the face of new or continuing crises); a weak housing market coupled with a second wave of mortgage resets; lack of available credit; increased government regulation and taxes; increased global protectionism; and the end of "easy money."

The decline in most equity markets during the second quarter of 2010 helped to partially mitigate Ibbotson's concerns of severe equity market overvaluations. Over the long term, given the extremely low yields on bonds, Ibbotson believes it is unlikely that bonds will outperform stocks over the next decade.

Ibbotson notes the growing global push for fiscal austerity is more likely to result in deflation, rather than inflation, as the U.S. cuts government spending and increases taxes. Furthermore, Ibbotson points out that the dire state of the job market should keep both wage growth and inflation low in the short term (in the long term, money supply is a more important determinant of inflation). On the prospect of the Federal Reserve Board raising interest rates, Ibbotson notes that one only need consider the central bank's dual mandate of maintaining employment and anchoring inflation to realize that it may be some time before Federal Reserve Board Chairman Ben Bernanke feels compelled to raise rates.

Top Ten Holdings as of July 31, 2010	
Old Mutual International Equity Fund	28.0%
Old Mutual Barrow Hanley Value Fund	15.3%
Old Mutual Large Cap Growth Fund	12.4%
Old Mutual TS&W Mid-Cap Value Fund	10.8%
Old Mutual Heitman REIT Fund	8.1%
Old Mutual TS&W Small Cap Value Fund	7.3%
Old Mutual Focused Fund	6.4%
Old Mutual Copper Rock Emerging Growth Fund	3.9%
Old Mutual Analytic U.S. Long/Short Fund	3.5%
Old Mutual Barrow Hanley Core Bond Fund	3.4%
As a % of Total Fund Investments	99.1%

Asset Allocation Growth Portfolio

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO — concluded

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2010

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	09/30/04	6.28%	(1.27)%	1.59%
Class A without load	09/30/04	12.78%	(0.10)%	2.63%
Class C with load	09/30/04	11.03%	(0.83)%	1.87%
Class C without load	09/30/04	12.03%	(0.83)%	1.87%
Class Z	12/09/05	13.22%	n/a	(0.77)%
Institutional Class	09/30/04	13.10%	0.15%	2.88%
S&P Composite 1500	09/30/04	14.73%	0.08%	2.28%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the prospectus dated November 19, 2009) are 2.08% and 1.62%; 2.80% and 2.37%; 4.55% and 1.37%; and 1.55% and 1.37%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, Class C and Institutional Class shares on the inception date of 9/30/04 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of July 31, 2010 — % of Total Fund Investments



18

Schedule of Investments

As of July 31, 2010

Description	Shares	Value (000)
Affiliated Mutual Funds[1] — 99.7%		
Government/Corporate — 3.4%		
Old Mutual Barrow Hanley Core Bond Fund	180,477	$ 1,942
Total Government/Corporate		1,942
Growth — 3.9%		
Old Mutual Copper Rock Emerging Growth Fund*	249,649	2,197
Total Growth		2,197
Growth & Income-Large Cap — 6.5%		
Old Mutual Focused Fund	192,442	3,658
Total Growth & Income-Large Cap		3,658
Growth-Large Cap — 12.5%		
Old Mutual Large Cap Growth Fund	455,375	7,058
Total Growth-Large Cap		7,058
International Equity — 28.2%		
Old Mutual International Equity Fund	1,969,248	15,872
Total International Equity		15,872
Market Neutral-Equity — 3.5%		
Old Mutual Analytic U.S. Long/Short Fund	194,979	1,979
Total Market Neutral-Equity		1,979
Sector Fund-Real Estate — 8.1%		
Old Mutual Heitman REIT Fund	618,849	4,567
Total Sector Fund-Real Estate		4,567
Value — 15.4%		
Old Mutual Barrow Hanley Value Fund	1,527,272	8,690
Total Value		8,690
Value-Mid Cap — 10.9%		
Old Mutual TS&W Mid-Cap Value Fund	795,295	6,140
Total Value-Mid Cap		6,140
Value-Small Cap — 7.3%		
Old Mutual TS&W Small Cap Value Fund	263,772	4,115
Total Value-Small Cap		4,115
Total Affiliated Mutual Funds (Cost $61,919)		56,218

Description	Shares	Value (000)
Money Market Fund — 0.9%		
Dreyfus Cash Management Fund, Institutional Class, 0.243% (A)	483,615	$ 484
Total Money Market Fund (Cost $484)		484
Total Investments — 100.6% (Cost $62,403)		56,702
Other Assets and Liabilities, Net — (0.6)%		(330)
Total Net Assets — 100.0%		$ 56,372

For descriptions of abbreviations and footnotes, please refer to page 20.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of July 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Affiliated Mutual Funds	$56,218	$—	$—	$56,218
Money Market Fund	484	—	—	484
Total Investments	$56,702	$—	$—	$56,702

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

Notes to Schedules of Investments

* Non-income producing security.

(1) — Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) — The rate reported represents the 7-day effective yield as of July 31, 2010.

Cost figures are shown with “000’s” omitted.

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)

AS OF JULY 31, 2010

	Old Mutual Asset Allocation Conservative Portfolio	Old Mutual Asset Allocation Balanced Portfolio	Old Mutual Asset Allocation Moderate Growth Portfolio	Old Mutual Asset Allocation Growth Portfolio
Assets:				
Investment in Affiliated Funds, at cost	$ 41,130	$ 81,964	$ 99,806	$ 61,919
Investment in Unaffiliated Funds, at cost	300	467	644	484
Investment in Affiliated Funds, at value	$ 43,218	$ 81,446	$ 93,985	$ 56,218
Investment in Unaffiliated Funds, at value	300	467	644	484
Receivable for Capital Shares Sold	—	31	41	3
Receivable from Investment Adviser	21	28	45	33
Receivable for Dividends from Affiliated Funds	107	121	68	7
Other Assets	6	10	11	6
Total Assets	43,652	82,103	94,794	56,751
Liabilities:				
Payable for Investment Securities Purchased	107	121	68	7
Payable for Capital Shares Redeemed	71	124	266	264
Payable for Administration Fees	3	7	8	5
Payable for Distribution & Service Fees	6	14	17	9
Payable for Management Fees	7	14	20	12
Payable for Trustees' Fees	1	1	2	2
Accrued Expenses	44	74	97	80
Total Liabilities	239	355	478	379
Net Assets	$ 43,413	$ 81,748	$ 94,316	$ 56,372
Net Assets:				
Paid–in Capital ($0.001 par value, unlimited authorization)	$ 44,952	$ 108,899	$ 144,072	$ 101,159
Undistributed (Distributions in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)	110	89	100	115
Accumulated Net Realized Loss on Investments	(3,737)	(26,722)	(44,035)	(39,201)
Net Unrealized Appreciation or Depreciation on Investments	2,088	(518)	(5,821)	(5,701)
Net Assets	$ 43,413	$ 81,748	$ 94,316	$ 56,372
Net Assets – Class A	$ 12,141	$ 21,312	$ 22,740	$ 16,721
Net Assets – Class C	23,985	59,480	70,934	36,655
Net Assets – Class Z	1,129	929	635	2,322
Net Assets – Institutional Class	6,158	27	7	674
Outstanding Shares of Beneficial Interest – Class A	1,169,736	2,133,080	2,353,960	1,745,075
Outstanding Shares of Beneficial Interest – Class C	2,321,374	5,964,401	7,517,186	3,993,299
Outstanding Shares of Beneficial Interest – Class Z	108,730	92,826	65,140	238,872
Outstanding Shares of Beneficial Interest – Institutional Class	592,216	2,727	692	69,423
Net Asset Value and Redemption Price Per Share – Class A^	$ 10.38	$ 9.99	$ 9.66	$ 9.58
Maximum Offering Price Per Share Class A (Net Asset Value/94.25%)	$ 11.01	$ 10.60	$ 10.25	$ 10.16
Net Asset Value, Offering and Redemption Price Per Share – Class C†^	$ 10.33	$ 9.97	$ 9.44	$ 9.18
Net Asset Value, Offering and Redemption Price Per Share – Class Z^	$ 10.39	$ 10.01	$ 9.75	$ 9.72
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class^	$ 10.40	$ 9.97	$ 9.75	$ 9.71

† Class C shares have a contingent deferred sales charge. For a description of possible sales charge, please see the Funds' Prospectus.
^ Net Assets divided by shares may not calculate to the stated NAV because these amounts are shown rounded.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS (000)

FOR THE YEAR ENDED JULY 31, 2010

	Old Mutual Asset Allocation Conservative Portfolio	Old Mutual Asset Allocation Balanced Portfolio	Old Mutual Asset Allocation Moderate Growth Portfolio	Old Mutual Asset Allocation Growth Portfolio
Investment Income:				
Dividends from Affiliated Funds	$ 1,888	$ 2,732	$ 2,381	$ 1,460
Dividends	1	1	1	1
Total Investment Income	1,889	2,733	2,382	1,461
Expenses:				
Management Fees	95	188	280	183
Administration Fees	48	94	112	73
Trustees' Fees	29	58	71	48
Professional Fees	26	50	62	45
Printing Fees	6	19	31	28
Transfer Agent Fees	51	131	221	174
Registration and SEC Fees	52	67	67	65
Distribution and Service Fees:				
Class A	33	61	64	49
Class C	275	679	823	433
Other Expenses	12	20	22	16
Total Expenses	627	1,367	1,753	1,114
Less:				
Net Waiver of Management Fees	(95)	(188)	(280)	(183)
Reimbursement of Other Expenses by Investment Adviser	(53)	(72)	(227)	(213)
Net Expenses	479	1,107	1,246	718
Net Investment Income	1,410	1,626	1,136	743
Net Realized Loss from Affiliated Funds[1]	(2,101)	(13,650)	(22,735)	(21,900)
Net Capital Gain Distributions Received from Affiliated Funds[1]	698	1,114	1,106	537
Net Change in Unrealized Appreciation on Investments	4,592	21,014	33,428	31,194
Net Realized and Unrealized Gain on Investments	3,189	8,478	11,799	9,831
Increase in Net Assets Resulting from Operations	$ 4,599	$ 10,104	$ 12,935	$ 10,574

[1] See Note 7 for total net realized gain (loss) on investments in Affiliated Funds.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS (000)

	Old Mutual Asset Allocation Conservative Portfolio		Old Mutual Asset Allocation Balanced Portfolio		Old Mutual Asset Allocation Moderate Growth Portfolio		Old Mutual Asset Allocation Growth Portfolio	
	8/1/09 to 7/31/10	8/1/08 to 7/31/09	8/1/09 to 7/31/10	8/1/08 to 7/31/09	8/1/09 to 7/31/10	8/1/08 to 7/31/09	8/1/09 to 7/31/10	8/1/08 to 7/31/09
Investment Activities:								
Net Investment Income	$ 1,410	$ 2,060	$ 1,626	$ 3,240	$ 1,136	$ 2,090	$ 743	$ 728
Net Realized Loss from Investments	(1,403)	(3,337)	(12,536)	(21,707)	(21,629)	(36,992)	(21,363)	(27,279)
Net Change in Unrealized Appreciation (Depreciation) on Investments	4,592	190	21,014	(4,606)	33,428	(8,437)	31,194	(11,189)
Net Increase (Decrease) in Net Assets Resulting from Operations	4,599	(1,087)	10,104	(23,073)	12,935	(43,339)	10,574	(37,740)
Dividends and Distributions to Shareholders From:								
Net Investment Income:								
Class A	(597)	(780)	(758)	(1,272)	(637)	(587)	(405)	—
Class C	(1,028)	(1,442)	(1,581)	(2,163)	(1,415)	(969)	(576)	—
Class Z	(47)	(12)	(29)	(30)	(15)	(11)	(16)	—
Institutional Class	(295)	(104)	(41)	(196)	(178)	(147)	(435)	—
Net Realized Gains from Investment Transactions:								
Class A	—	(295)	—	(1,669)	—	(2,257)	—	(1,804)
Class C	—	(664)	—	(4,327)	—	(7,891)	—	(4,015)
Class Z	—	(4)	—	(33)	—	(34)	—	(41)
Institutional Class	—	(46)	—	(205)	—	(475)	—	(1,203)
Total Dividends and Distributions	(1,967)	(3,347)	(2,409)	(9,895)	(2,245)	(12,371)	(1,432)	(7,063)
Capital Share Transactions:								
Class A								
Shares Issued	2,794	7,206	3,578	8,898	2,801	3,676	2,399	3,171
Shares Issued upon Reinvestment of Distributions	463	809	576	2,360	517	2,280	325	1,341
Redemption Fees	—	—	—	2	—	—	1	—
Shares Redeemed	(5,488)	(8,949)	(10,122)	(21,304)	(8,643)	(19,500)	(8,729)	(14,341)
Total Class A Capital Share Transactions	(2,231)	(934)	(5,968)	(10,044)	(5,325)	(13,544)	(6,004)	(9,829)
Class C								
Shares Issued	3,808	12,306	5,055	13,644	4,581	13,331	2,341	7,332
Shares Issued upon Reinvestment of Distributions	559	1,091	925	3,455	825	4,804	395	2,553
Redemption Fees	—	—	—	3	—	1	—	—
Shares Redeemed	(13,406)	(13,372)	(29,401)	(37,633)	(34,527)	(39,660)	(19,049)	(19,285)
Total Class C Capital Share Transactions	(9,039)	25	(23,421)	(20,531)	(29,121)	(21,524)	(16,313)	(9,400)
Class Z								
Shares Issued	1,539	54	257	162	88	10	3,000	92
Shares Issued upon Reinvestment of Distributions	47	16	29	62	15	45	16	41
Redemption Fees	—	—	—	—	—	—	—	—
Shares Redeemed	(713)	(448)	(87)	(138)	(23)	(1)	(1,410)	(4)
Total Class Z Capital Share Transactions	873	(378)	199	86	80	54	1,606	129
Institutional Class								
Shares Issued	1,435	6,622	32	1,326	24	2,709	733	4,961
Shares Issued upon Reinvestment of Distributions	250	150	41	401	178	622	435	1,203
Redemption Fees	—	—	—	—	—	—	—	—
Shares Redeemed	(1,855)	(7,259)	(2,199)	(4,873)	(8,821)	(2,567)	(20,421)	(6,582)
Total Institutional Class Capital Share Transactions	(170)	(487)	(2,126)	(3,146)	(8,619)	764	(19,253)	(418)
Decrease in Net Assets Derived from Capital Shares Transactions	(10,567)	(1,774)	(31,316)	(33,635)	(42,985)	(34,250)	(39,964)	(19,518)
Total Decrease in Net Assets	(7,935)	(6,208)	(23,621)	(66,603)	(32,295)	(89,960)	(30,822)	(64,321)
Net Assets:								
Beginning of Period	51,348	57,556	105,369	171,972	126,611	216,571	87,194	151,515
End of Period	$ 43,413	$ 51,348	$ 81,748	$105,369	$ 94,316	$126,611	$ 56,372	$ 87,194
Undistributed (Distribution in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ 110	$ 180	$ 89	$ 210	$ 100	$ 709	$ 115	$ 718

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED JULY 31, (UNLESS OTHERWISE NOTED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††,(1)	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††,(1)	Ratio of Net Investment Income (Loss) to Average Net Assets††,(1)	Portfolio Turnover Rate†
OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO															
Class A															
2010	$ 9.84	$ 0.34	$ 0.66	$—	$ 1.00	$(0.46)	$ —	$(0.46)	$10.38	10.27%	$ 12,141	0.61%	0.94%	3.36%	32.70%
2009	10.76	0.48	(0.61)	—	(0.13)	(0.57)	(0.22)	(0.79)	9.84	(0.49)%	13,632	0.65%	0.86%	5.09%	39.55%
2008	11.30	0.29	(0.25)	—	0.04	(0.31)	(0.27)	(0.58)	10.76	0.24%	15,858	0.93%	1.31%	2.62%	49.27%
2007	10.64	0.30	0.69	—	0.99	(0.28)	(0.05)	(0.33)	11.30	9.40%	12,605	1.50%	1.94%	2.73%	130.47%
2006	10.53	0.26	0.10	—	0.36	(0.20)	(0.05)	(0.25)	10.64	3.39%	8,588	1.50%	2.35%	2.46%	146.84%
Class C															
2010	$ 9.80	$ 0.27	$ 0.64	$—	$ 0.91	$(0.38)	$ —	$(0.38)	$10.33	9.37%	$ 23,985	1.36%	1.65%	2.61%	32.70%
2009	10.66	0.39	(0.58)	—	(0.19)	(0.45)	(0.22)	(0.67)	9.80	(1.20)%	31,465	1.41%	1.54%	4.23%	39.55%
2008	11.25	0.21	(0.25)	—	(0.04)	(0.28)	(0.27)	(0.55)	10.66	(0.47)%	34,242	1.67%	1.95%	1.86%	49.27%
2007	10.60	0.22	0.68	—	0.90	(0.20)	(0.05)	(0.25)	11.25	8.57%	25,812	2.25%	2.57%	1.98%	130.47%
2006	10.50	0.18	0.10	—	0.28	(0.13)	(0.05)	(0.18)	10.60	2.63%	18,253	2.25%	2.75%	1.74%	146.84%
Class Z															
2010	$ 9.85	$ 0.35	$ 0.67	$—	$ 1.02	$(0.48)	$ —	$(0.48)	$10.39	10.54%	$ 1,129	0.34%	1.65%	3.40%	32.70%
2009	10.78	0.44	(0.54)	—	(0.10)	(0.61)	(0.22)	(0.83)	9.85	(0.17)%	234	0.40%	7.77%	4.56%	39.55%
2008	11.30	0.32	(0.25)	—	0.07	(0.32)	(0.27)	(0.59)	10.78	0.54%	640	0.67%	4.34%	2.86%	49.27%
2007	10.65	0.34	0.67	—	1.01	(0.31)	(0.05)	(0.36)	11.30	9.55%	514	1.25%	11.45%	3.01%	130.47%
2006**	10.60	0.19	0.09	—	0.28	(0.18)	(0.05)	(0.23)	10.65	2.63%	1	1.25%	757.79%	2.80%	146.84%
Institutional Class															
2010	$ 9.86	$ 0.37	$ 0.65	$—	$ 1.02	$(0.48)	$ —	$(0.48)	$10.40	10.52%	$ 6,158	0.36%	0.56%	3.62%	32.70%
2009	10.79	0.47	(0.58)	—	(0.11)	(0.60)	(0.22)	(0.82)	9.86	(0.19)%	6,017	0.40%	1.43%	4.85%	39.55%
2008	11.32	0.32	(0.26)	—	0.06	(0.32)	(0.27)	(0.59)	10.79	0.41%	6,816	0.69%	1.05%	2.87%	49.27%
2007	10.65	0.33	0.70	—	1.03	(0.31)	(0.05)	(0.36)	11.32	9.74%	5,700	1.25%	1.60%	2.98%	130.47%
2006	10.54	0.29	0.10	—	0.39	(0.23)	(0.05)	(0.28)	10.65	3.64%	5,588	1.25%	1.75%	2.71%	146.84%
OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO															
Class A															
2010	$ 9.28	$ 0.22	$ 0.80	$—	$ 1.02	$(0.31)	$ —	$(0.31)	$ 9.99	10.99%	$ 21,312	0.64%	0.93%	2.26%	32.67%
2009	11.27	0.29	(1.46)	—	(1.17)	(0.36)	(0.46)	(0.82)	9.28	(9.30)%	25,356	0.65%	0.79%	3.30%	29.74%
2008	12.68	0.21	(0.74)#	—	(0.53)	(0.26)	(0.62)	(0.88)	11.27	(4.59)%#	44,959	0.94%	1.13%	1.71%	51.96%
2007	11.45	0.20	1.41	—	1.61	(0.17)	(0.21)	(0.38)	12.68	14.20%	51,321	1.55%	1.69%	1.59%	121.42%
2006	11.02	0.16	0.47	—	0.63	(0.12)	(0.08)	(0.20)	11.45	5.76%	37,679	1.55%	1.82%	1.40%	129.99%
Class C															
2010	$ 9.26	$ 0.15	$ 0.79	$—	$ 0.94	$(0.23)	$ —	$(0.23)	$ 9.97	10.19%	$ 59,480	1.39%	1.62%	1.51%	32.67%
2009	11.17	0.22	(1.44)	—	(1.22)	(0.23)	(0.46)	(0.69)	9.26	(10.00)%	77,330	1.40%	1.51%	2.46%	29.74%
2008	12.64	0.11	(0.73)#	—	(0.62)	(0.23)	(0.62)	(0.85)	11.17	(5.34)%#	120,085	1.67%	1.85%	0.92%	51.96%
2007	11.42	0.10	1.41	—	1.51	(0.08)	(0.21)	(0.29)	12.64	13.38%	109,348	2.30%	2.44%	0.85%	121.42%
2006	11.00	0.07	0.48	—	0.55	(0.05)	(0.08)	(0.13)	11.42	5.00%	61,845	2.30%	2.54%	0.66%	129.99%
Class Z															
2010	$ 9.30	$ 0.24	$ 0.80	$—	$ 1.04	$(0.33)	$ —	$(0.33)	$10.01	11.25%	$ 929	0.39%	2.28%	2.46%	32.67%
2009	11.31	0.31	(1.46)	—	(1.15)	(0.40)	(0.46)	(0.86)	9.30	(9.00)%	672	0.40%	1.41%	3.53%	29.74%
2008	12.70	0.23	(0.74)#	—	(0.51)	(0.26)	(0.62)	(0.88)	11.31	(4.40)%#	732	0.65%	5.13%	1.91%	51.96%
2007	11.46	0.26	1.39	—	1.65	(0.20)	(0.21)	(0.41)	12.70	14.55%	586	1.30%	11.24%	2.02%	121.42%
2006**	11.26	0.12	0.28	—	0.40	(0.12)	(0.08)	(0.20)	11.46	3.57%	1	1.30%	771.22%	1.60%	129.99%
Institutional Class															
2010	$ 9.26	$ 0.35	$ 0.69	$—	$ 1.04	$(0.33)	$ —	$(0.33)	$ 9.97	11.29%	$ 27	0.39%	2.29%	3.55%	32.67%
2009	11.28	0.30	(1.46)	—	(1.16)	(0.40)	(0.46)	(0.86)	9.26	(9.13)%	2,011	0.40%	0.58%	3.35%	29.74%
2008	12.71	0.27	(0.78)#	—	(0.51)	(0.30)	(0.62)	(0.92)	11.28	(4.46)%#	6,196	0.85%	1.41%	2.24%	51.96%
2007	11.46	0.23	1.43	—	1.66	(0.20)	(0.21)	(0.41)	12.71	14.64%	13,969	1.30%	1.39%	1.84%	121.42%
2006	11.04	0.19	0.46	—	0.65	(0.15)	(0.08)	(0.23)	11.46	5.91%	12,890	1.30%	1.47%	1.64%	129.99%

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets[††,(1)]	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)[††,(1)]	Ratio of Net Investment Income (Loss) to Average Net Assets[††,(1)]	Portfolio Turnover Rate[†]
Class A															
2010	$ 8.87	$ 0.15	$ 0.87	$—	$ 1.02	$ (0.23)	$ —	$ (0.23)	$ 9.66	11.52%	$ 22,740	0.57%	1.08%	1.53%	37.54%
2009	11.91	0.17	(2.37)	—	(2.20)	(0.16)	(0.68)	(0.84)	8.87	(17.27)%	25,782	0.57%	0.99%	2.00%	31.90%
2008	13.76	0.10	(1.11)[#]	—	(1.01)	(0.15)	(0.69)	(0.84)	11.91	(7.86)%[#]	52,854	0.89%	1.26%	0.74%	43.04%
2007	12.07	0.11	1.86	—	1.97	(0.07)	(0.21)	(0.28)	13.76	16.49%	58,969	1.55%	1.73%	0.84%	112.42%
2006	11.30	0.09	0.76	—	0.85	(0.03)	(0.05)	(0.08)	12.07	7.58%	46,242	1.55%	1.91%	0.76%	111.99%
Class C															
2010	$ 8.67	$ 0.07	$ 0.86	$—	$ 0.93	$ (0.16)	$ —	$ (0.16)	$ 9.44	10.71%	$ 70,934	1.32%	1.74%	0.78%	37.54%
2009	11.63	0.11	(2.31)	—	(2.20)	(0.08)	(0.68)	(0.76)	8.67	(17.90)%	92,373	1.32%	1.69%	1.33%	31.90%
2008	13.59	—	(1.08)[#]	—	(1.08)	(0.19)	(0.69)	(0.88)	11.63	(8.55)%[#]	154,281	1.63%	1.88%	(0.02)%	43.04%
2007	11.95	0.01	1.84	—	1.85	—	(0.21)	(0.21)	13.59	15.63%	161,855	2.30%	2.43%	0.09%	112.42%
2006	11.24	—	0.76	—	0.76	—	(0.05)	(0.05)	11.95	6.80%	95,984	2.30%	2.62%	0.01%	111.99%
Class Z															
2010	$ 8.95	$ 0.17	$ 0.88	$—	$ 1.05	$ (0.25)	$ —	$ (0.25)	$ 9.75	11.77%	$ 635	0.32%	2.59%	1.72%	37.54%
2009	12.02	0.20	(2.40)	—	(2.20)	(0.19)	(0.68)	(0.87)	8.95	(17.07)%	508	0.32%	2.64%	2.34%	31.90%
2008	13.84	0.13	(1.11)[#]	—	(0.98)	(0.15)	(0.69)	(0.84)	12.02	(7.64)%[#]	600	0.61%	4.40%	0.97%	43.04%
2007	12.12	0.20	1.83	—	2.03	(0.10)	(0.21)	(0.31)	13.84	16.91%	530	1.30%	11.43%	1.40%	112.42%
2006**	11.70	0.08	0.43	—	0.51	(0.04)	(0.05)	(0.09)	12.12	4.45%	1	1.30%	764.76%	0.98%	111.99%
Institutional Class															
2010	$ 8.95	$ 0.28	$ 0.78	$—	$ 1.06	$ (0.26)	$ —	$ (0.26)	$ 9.75	11.79%	$ 7	0.32%	0.99%	2.99%	37.54%
2009	12.01	0.19	(2.38)	—	(2.19)	(0.19)	(0.68)	(0.87)	8.95	(16.99)%	7,948	0.32%	0.61%	2.21%	31.90%
2008	13.82	0.13	(1.11)[#]	—	(0.98)	(0.14)	(0.69)	(0.83)	12.01	(7.59)%[#]	8,836	0.70%	0.99%	0.98%	43.04%
2007	12.12	0.15	1.86	—	2.01	(0.10)	(0.21)	(0.31)	13.82	16.74%	13,149	1.30%	1.37%	1.12%	112.42%
2006	11.33	0.12	0.76	—	0.88	(0.04)	(0.05)	(0.09)	12.12	7.86%	8,136	1.30%	1.56%	1.00%	111.99%

The accompanying notes are an integral part of the financial statements.

Financial Highlights — concluded

For a Share Outstanding Throughout Each Year or Period Ended July 31, (unless otherwise noted)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††,(1)	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††,(1)	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
Old Mutual Asset Allocation Growth Portfolio															
Class A															
2010	$ 8.66	$ 0.12	$ 0.99	$—	$ 1.11	$ (0.19)	$ —	$ (0.19)	$ 9.58	12.78%	$ 16,721	0.57%	1.18%	1.26%	41.29%
2009	12.33	0.10	(3.12)	—	(3.02)	—	(0.65)	(0.65)	8.66	(23.55)%	20,556	0.56%	1.03%	1.14%	27.09%
2008	14.82	0.07	(1.67)#	—	(1.60)	(0.20)	(0.69)	(0.89)	12.33	(11.45)%#	43,129	0.91%	1.26%	0.48%	45.80%
2007	12.70	0.03	2.34	—	2.37	—	(0.25)	(0.25)	14.82	18.76%	55,755	1.60%	1.83%	0.24%	104.92%
2006	11.68	0.02	1.12	—	1.14	(0.02)	(0.10)	(0.12)	12.70	9.75%	30,459	1.60%	2.22%	0.17%	94.12%
Class C															
2010	$ 8.30	$ 0.04	$ 0.96	$—	$ 1.00	$ (0.12)	$ —	$ (0.12)	$ 9.18	12.03%	$ 36,655	1.32%	1.84%	0.47%	41.29%
2009	11.95	0.03	(3.03)	—	(3.00)	—	(0.65)	(0.65)	8.30	(24.16)%	48,126	1.31%	1.75%	0.42%	27.09%
2008	14.53	(0.04)	(1.61)#	—	(1.65)	(0.24)	(0.69)	(0.93)	11.95	(12.08)%#	83,127	1.66%	2.01%	(0.29)%	45.80%
2007	12.55	(0.07)	2.30	—	2.23	—	(0.25)	(0.25)	14.53	17.86%	96,805	2.35%	2.56%	(0.50)%	104.92%
2006	11.61	(0.07)	1.11	—	1.04	—	(0.10)	(0.10)	12.55	8.97%	50,152	2.35%	2.93%	(0.58)%	94.12%
Class Z															
2010	$ 8.77	$ 0.05	$ 1.11	$—	$ 1.16	$ (0.21)	$ —	$ (0.21)	$ 9.72	13.22%	$ 2,322	0.32%	1.33%	0.56%	41.29%
2009	12.45	0.12	(3.15)	—	(3.03)	—	(0.65)	(0.65)	8.77	(23.40)%	667	0.32%	3.50%	1.46%	27.09%
2008	14.91	0.09	(1.67)#	—	(1.58)	(0.19)	(0.69)	(0.88)	12.45	(11.25)%#	750	0.61%	5.47%	0.68%	45.80%
2007	12.74	0.12	2.30	—	2.42	—	(0.25)	(0.25)	14.91	19.09%	648	1.35%	10.49%	0.77%	104.92%
2006**	12.23	0.03	0.61	—	0.64	(0.03)	(0.10)	(0.13)	12.74	5.23%	1	1.35%	758.31%	0.39%	94.12%
Institutional Class															
2010	$ 8.77	$ 0.32	$ 0.83	$—	$ 1.15	$ (0.21)	$ —	$ (0.21)	$ 9.71	13.10%	$ 674	0.32%	0.67%	3.37%	41.29%
2009	12.44	0.12	(3.14)	—	(3.02)	—	(0.65)	(0.65)	8.77	(23.34)%	17,845	0.31%	0.50%	1.39%	27.09%
2008	14.91	0.09	(1.68)#	—	(1.59)	(0.19)	(0.69)	(0.88)	12.44	(11.32)%#	24,509	0.64%	0.84%	0.67%	45.80%
2007	12.75	0.07	2.34	—	2.41	—	(0.25)	(0.25)	14.91	19.00%	24,927	1.35%	1.38%	0.51%	104.92%
2006	11.70	0.06	1.12	—	1.18	(0.03)	(0.10)	(0.13)	12.75	10.08%	15,304	1.35%	1.68%	0.47%	94.12%

* Per share amounts for the year or period are calculated based on average outstanding shares.
** Class commenced operations on December 9, 2005.
# Impact of payment to affiliate was less than $0.01 per share and 0.01%, respectively.
† Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charges.
†† Ratios for periods less than one year have been annualized.
(1) Ratio does not include expenses of the underlying funds.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of July 31, 2010

1. Organization

Old Mutual Funds I (the "Trust"), organized as a Delaware statutory trust on May 27, 2004, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust currently offers seven series portfolios, of which the following are covered by this Annual Report - the Old Mutual Asset Allocation Conservative Portfolio, the Old Mutual Asset Allocation Balanced Portfolio, the Old Mutual Asset Allocation Moderate Growth Portfolio and the Old Mutual Asset Allocation Growth Portfolio (each a "Fund" and collectively, the "Funds"). The Funds commenced operations on September 30, 2004. The Trust's series portfolios whose financial statements are presented separately are the Old Mutual Analytic Fund, the Old Mutual International Equity Fund and the Old Mutual Copper Rock Emerging Growth Fund.

Shareholders may purchase shares of the Funds through four separate classes, Class A, Class C, Class Z and Institutional Class shares. All classes have equal rights as to earnings, assets, and voting privileges, except that each class may have different distribution costs, dividends, registration costs, and shareholder services costs and each class has exclusive voting rights with respect to its distribution plan. Except for these differences, each share class of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified investment management company. The Funds' prospectus provides a description of each Fund's investment objective, policies and investment strategies.

Each Fund is a "fund of funds," which seeks to achieve its investment objective by investing in a portfolio of affiliated underlying equity and fixed income funds that are advised by the Funds' investment adviser, Old Mutual Capital, Inc. (the "Adviser"). In addition, a portion of its assets may be invested in cash, cash equivalents, or in money market funds. These underlying funds, in turn, invest in a variety of U.S. and foreign equity and fixed income securities. Under normal circumstances, the Funds expect to invest their assets among equity and fixed income funds in the following ranges:

Fund	Equity Fund Allocation	Fixed Income Fund Allocation
Old Mutual Asset Allocation Conservative Portfolio	20 – 40%	60 – 80%
Old Mutual Asset Allocation Balanced Portfolio	50 – 70%	30 – 50%
Old Mutual Asset Allocation Moderate Growth Portfolio	70 – 90%	10 – 30%
Old Mutual Asset Allocation Growth Portfolio	90 – 100%	0 – 10%

A brief description of each of the underlying funds that the Funds currently invest in is as follows.

Old Mutual Analytic U.S. Long/Short Fund seeks above-average total returns. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies whose securities are traded in U.S. markets. While the fund may invest in companies of any size, it generally invests in large- and mid-cap companies. The fund may also invest in long and short positions of publicly traded equity securities. The fund's long and short positions may include equity securities of foreign issuers that are traded in U.S. markets. The fund generally takes long equity positions equal to approximately 120% of the fund's equity assets excluding cash, and short equity positions equal to approximately 20% of the fund's equity assets at the time of investment. The fund's long equity exposure ordinarily ranges from 110% to 125% of the fund's net assets and its short equity exposure ordinarily ranges from 10% to 33% of the fund's net assets. The cash received from short sales may be used to invest in long equity positions.

Old Mutual Barrow Hanley Core Bond Fund seeks to maximize total return. To pursue its objective, the fund normally invests at least 80% of its net assets in fixed income securities of varying maturities. Fixed income securities may include: U.S. government securities, including Treasury and agency securities, corporate obligations, inflation-indexed securities, commercial and residential mortgage-backed securities, collateralized mortgage obligations and asset-backed securities. The fund may invest up to 25% of its total assets in U.S. dollar denominated foreign debt obligations. The fund may also invest up to 20% of its total assets in non-investment grade securities. The fund has no limitations on the range of maturities of the fixed income securities in which it can invest and will maintain an average portfolio duration that ranges from 80% to 120% of the average duration of the Barclays Capital U.S. Aggregate Index. The sub-adviser will attempt to maintain an overall weighted average portfolio credit quality at a rating of "AA" (or equivalent) or higher from any nationally recognized statistical rating organization ("NRSRO").

Old Mutual Barrow Hanley Value Fund seeks long-term capital growth. The fund is a non-diversified fund. To pursue its objective, the fund normally invests in equity securities of large- and mid-cap companies with value characteristics. Undervalued stocks are generally those stocks that are out of favor with investors and, in the opinion of the fund's sub-adviser, are trading at prices that are below average at the time of purchase in relation to such measures as earnings and book value. These stocks often have above average dividend yields.

Old Mutual Copper Rock Emerging Growth Fund seeks to provide investors with capital appreciation. To pursue its objective, the fund normally invests primarily in equity securities of emerging growth companies. The fund emphasizes small- and mid-cap companies in its portfolio, that is, companies with market values generally within the range of market values of issuers included in the Russell 2500™ Growth Index. The fund may invest in emerging growth companies of any size. There is no minimum percentage of assets of either small- or mid-cap companies for the fund's investments, and it has the flexibility to invest substantially in either small- or mid-cap issuers. The fund may at times be invested primarily in small-cap stocks.

Notes to Financial Statements — continued

Old Mutual Dwight High Yield Fund seeks to provide investors with a high level of current income. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in high-yield, below investment-grade securities including high-yield corporate bonds and loans, municipal bonds, mortgage-backed and asset-backed securities, income-producing convertible securities, and preferred stocks. The fund may invest up to 30% of its assets in U.S. dollar denominated foreign debt obligations. The fund may also invest in derivative instruments such as options, futures contracts, credit default swaps, and swaps and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The fund's sub-adviser seeks to maintain a minimum average credit quality for the fund's investments at a rating of "B" (or equivalent) or higher from any NRSRO. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Barclays Capital U.S. Corporate High-Yield Bond Index.

Old Mutual Dwight Intermediate Fixed Income Fund seeks a high level of current income consistent with relative stability of principal. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of fixed income securities of varying maturities. The fund generally invests in investment grade fixed income securities but may invest up to 15% of its assets in high yield securities. The fund may also invest in derivative instruments such as options, futures contracts, and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Barclays Capital U.S. Intermediate Aggregate Bond Index. The fund's dollar weighted average maturity will typically be between 3 and 10 years.

Old Mutual Dwight Short Term Fixed Income Fund seeks a high level of current income consistent with maintaining a relatively high degree of stability of capital. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in obligations of the U.S. Government and in investment grade debt securities rated AAA by Standard & Poor's, Aaa by Moody's Investor Service, Inc. or deemed equivalent by the sub-adviser. The fund's weighted average maturity will typically be less than 3 years.

Old Mutual Focused Fund seeks above-average total returns over a 3 to 5 year market cycle. The fund is a non-diversified fund. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-, medium- and large-cap companies. While the fund may invest in companies of any market capitalization, the fund generally invests in large-cap companies that the fund's sub-adviser believes have sustainable long-term growth prospects but are currently trading at modest relative valuations.

Old Mutual Heitman REIT Fund seeks to provide investors with a high total return consistent with reasonable risk. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies principally engaged in the real estate industry, including real estate investment trusts ("REITs"). The fund's sub-adviser considers a company to be principally engaged in the real estate industry if it derives at least 50% of its revenues from the ownership, construction, management, financing or sale of commercial, industrial or residential real estate or has at least 50% of its assets in such real estate.

Old Mutual International Equity Fund seeks long-term capital appreciation. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of non-U.S. issuers. The fund allocates its assets to securities of issuers located in at least 3 non-U.S. countries and may invest in both developed and emerging markets. Generally, the fund limits its investments in any country to 25% or less of its total assets. However, the fund may invest more than 25% of its assets in issuers organized in Japan or the United Kingdom, or in securities quoted or denominated in the Japanese yen, the British pound, or the euro.

Old Mutual Large Cap Growth Fund seeks to provide investors with long-term capital growth. The fund is classified as a non-diversified fund. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of large-cap companies with favorable growth prospects. For purposes of this fund, large cap companies are those companies with market capitalizations within the market capitalization range of those companies in the Russell 1000 Growth Index.

Old Mutual Strategic Small Company Fund seeks capital growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap companies. For purposes of this fund, small cap companies are those companies with market capitalizations similar to the companies in the Russell 2000 Growth Index.

Old Mutual TS&W Mid-Cap Value Fund seeks long-term growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of mid-cap companies with value characteristics. For purposes of this fund, mid-cap companies are those companies with market capitalizations similar to the companies in the Russell MidCap Value Index.

Old Mutual TS&W Small Cap Value Fund seeks long-term capital growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap companies with value characteristics. For purposes of this fund, small cap companies are those companies with market capitalizations similar to the companies in the Russell 2000 Value Index.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investments in underlying funds are valued at the closing net asset value per share of each underlying fund as reported on each business day. Investment securities of an underlying fund managed by the Adviser, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, investment securities are valued at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day is used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by each Board of Trustees of the underlying funds (the "Boards"). The underlying funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is deemed inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Boards. The underlying fund's Fair Value Procedures are implemented through a Valuation Committee (the "Committee") designated by the Boards. A security may be valued using Fair Value Procedures if among other things the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating an underlying fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, of an underlying fund managed by the Adviser are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities of an underlying fund managed by the Adviser and traded on foreign exchanges in the Western Hemisphere are valued based upon quotations from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Boards.

Foreign securities of an underlying fund managed by the Adviser and traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Adviser determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the underlying funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Options of an underlying fund managed by the Adviser are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts of an underlying fund managed by the Adviser are valued at the settlement price established each day by the exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

The Funds are subject to the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification 820-10, *Fair Value Measurements and Disclosures,* ("ASC 820-10"). ASC 820-10 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the reporting period. For each Fund there were no significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period. The aggregate value by input level, as of July 31, 2010, for each Fund's investments is included the Schedule of Investments.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income and distributions to shareholders are recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared at least annually, if available, except Old Mutual Asset Allocation Conservative Portfolio and Old Mutual Asset Allocation Balanced Portfolio, for which dividends are declared at least quarterly, if available. Distributions of net realized capital gains for each Fund are generally made to shareholders at least annually, if available.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Funds report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Payments by Affiliates — For the year ended July 31, 2010, the Adviser reimbursed $1 (000) to the Old Mutual Asset Allocation Moderate Growth Portfolio to remove a net asset value divergence caused by a large shareholder redemption. This amount is included in the total shares redeemed for the Institutional Class share transactions in the Statement of Changes in Net Assets.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net assets each day. Additionally, each Fund, as a shareholder in the underlying funds, will also indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not reflected in the expenses shown in the Statements of Operations and are not included in the ratios to average net assets shown in the Financial Highlights.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

The Funds impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemptions by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee by crediting Paid-in Capital. For the year ended July 31, 2010, redemption fees of $1(000) were collected by Asset Allocation Growth Portfolio (Class A). There were no other material redemption fees collected by the Funds.

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser — Old Mutual Capital, Inc. is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"). OMUSH is a direct, wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct, wholly owned subsidiary of Old Mutual plc, a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to an Investment Advisory Agreement (the "Advisory Agreement"), under which the Adviser is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund as follows:

	Management Fee	Asset Level
Old Mutual Asset Allocation Conservative Portfolio	0.200%	Less than $1 billion
	0.175%	From $1 billion to $2 billion
	0.150%	From $2 billion to $3 billion
	0.125%	Greater than $3 billion
Old Mutual Asset Allocation Balanced Portfolio	0.200%	Less than $1 billion
	0.175%	From $1 billion to $2 billion
	0.150%	From $2 billion to $3 billion
	0.125%	Greater than $3 billion
Old Mutual Asset Allocation Moderate Growth Portfolio	0.250%	Less than $1 billion
	0.225%	From $1 billion to $2 billion
	0.200%	From $2 billion to $3 billion
	0.175%	Greater than $3 billion
Old Mutual Asset Allocation Growth Portfolio	0.250%	Less than $1 billion
	0.225%	From $1 billion to $2 billion
	0.200%	From $2 billion to $3 billion
	0.175%	Greater than $3 billion

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Adviser has entered into an expense limitation agreement ("Expense Limitation Agreement") effective January 1, 2009, pursuant to which the Adviser has agreed, in writing, to waive or limit its fees and to assume other expenses of the Funds to the extent necessary to limit the total annual expenses (excluding acquired (underlying) fund fees and expenses) to a specified percentage of the Funds' average daily net assets through the dates specified below.

	Class A	Class C	Class Z	Institutional Class	Expiration Date of Expense Limitation
Old Mutual Asset Allocation Conservative Portfolio	0.61%	1.36%	0.36%	0.36%	December 31, 2011
Old Mutual Asset Allocation Balanced Portfolio	0.64%	1.39%	0.39%	0.39%	December 31, 2011
Old Mutual Asset Allocation Moderate Growth Portfolio	0.57%	1.32%	0.32%	0.32%	December 31, 2011
Old Mutual Asset Allocation Growth Portfolio	0.57%	1.32%	0.32%	0.32%	December 31, 2011

Reimbursement by the Funds of the advisory fees waived and other expenses paid by the Adviser pursuant to the applicable expense limitation agreement that expired on December 31, 2008 may be made at a later date when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense rate of the Fund to exceed the expense limitation. Consequently, no reimbursement by these Funds will be made unless: (i) the Fund's assets exceed $75 million; (ii) such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed; (iii) the payment of such reimbursement is approved by the Board and (iv) reimbursement is made within two fiscal years after the fiscal year in which fees were reimbursed or absorbed.

Reimbursement by the Funds of advisory fees waived and other expenses paid by the Adviser pursuant to the current Expense Limitation Agreement may be made up to three years after the expenses were reimbursed or absorbed if such reimbursement does not cause the total operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed.

NOTES TO FINANCIAL STATEMENTS — continued

At July 31, 2010, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

	Expires 2011	Expires 2012	Expires 2013	Total
Old Mutual Asset Allocation Conservative Portfolio	$ 98	$ 13	$148	$ 259
Old Mutual Asset Allocation Balanced Portfolio	155	50	260	465
Old Mutual Asset Allocation Moderate Growth Portfolio	336	218	507	1,061
Old Mutual Asset Allocation Growth Portfolio	278	120	396	794

Sub-Advisory Agreement — The Trust, on behalf of the Funds, and the Adviser have entered into a sub-advisory agreement (the "Ibbotson Sub-Advisory Agreement") with Ibbotson Associates Advisors, LLC ("Ibbotson"). Ibbotson is a wholly owned subsidiary of Ibbotson Associates, Inc., which is a wholly owned subsidiary of Morningstar, Inc. For the services provided and expenses incurred pursuant to the Ibbotson Sub-Advisory Agreement, Ibbotson is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of each of the Funds, which is computed and paid monthly at an annual rate equal to the greater of (i) 0.08% for average daily net assets up to $250 million, 0.07% for average daily net assets from $250 million to $500 million, 0.06% for average daily net assets from $500 million to $750 million, 0.05% for average daily net assets from $750 million to $1 billion, 0.04% for average daily net assets from $1 billion to $2 billion and 0.03% for average daily net assets over $2 billion, or (ii) $200,000. The Sub-Advisory Agreement obligates Ibbotson to: (i) recommend a continuous investment allocation program for each Fund in accordance with the Fund's investment objective, policies and limitations; (ii) provide supervision of each Fund's investments; and (iii) recommend the allocation of the assets of each Fund by specific investment style mandate.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Adviser, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million up to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Bank of New York Mellon (the "Sub-Administrator") serves as sub-administrator to the Trust. The Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. Pursuant to a sub-administration and accounting agreement (the "Sub-Administration Agreement") between the Administrator and the Sub-Administrator, the Administrator pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust and Old Mutual Funds II (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. With regard to the Funds, these fees apply only at the underlying fund level. In addition, the Administrator pays the Sub-Administrator the following annual fees: (1) $35,000 for each Fund; (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex, and (3) the greater of .01925% based on the combined average daily gross assets of the Old Mutual Complex or $425,000. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Administrator or any third party for special, indirect or consequential damages.

Distribution Agreement — Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser, and the Trust are parties to a distribution agreement (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for serving in such capacity, except as provided in separate Distribution Plans and Service Plans.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not "interested persons" (as defined in the 1940 Act) and have no financial interest in the Distribution Agreement, or by a majority vote of the outstanding securities of the Trust upon not more than 90 days' written notice by either party or upon assignment by the Distributor.

The Trust has adopted a Distribution Plan for each of Class A and Class C shares pursuant to Rule 12b-1 under the 1940 Act to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the distribution of such shares. The Trust has also adopted a Service Plan to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the shareholder servicing and/or personal account maintenance of the holders of such shares. Each of the Distribution Plans and Service Plans are compensation plans, which means that they compensate the Distributor or third-party broker-dealer or financial intermediary regardless of the expenses actually incurred by such persons.

Pursuant to the Distribution Plans for Class A and Class C shares, the Trust will pay to the Distributor a monthly fee at an annual aggregate rate not to exceed (i) 0.25% of the average net asset value of the Class A shares of each Fund and (ii) 0.75% of the average net asset value of the Class C shares of each Fund, as determined at the close of each business day during the month, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of Class A or Class C shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of Class A or Class C shares, as set forth in the then current prospectus or statement of additional information with respect to Class A and Class C shares and interest and other financing costs.

The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time. Currently, Class A shares are not authorized to pay distribution fees and Class C shares are authorized to pay the maximum amount of distribution fees.

Pursuant to the Service Plan for Class A and Class C shares, the Trust will pay to the Distributor or other third-party financial intermediaries a fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of Class A and Class C shares, which is for maintaining or improving services provided to shareholders by the Distributor and investment dealers, financial institutions and 401(k) plan service providers. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time.

Currently, both Class A and Class C shares are authorized to pay the maximum amount of service fees.

The Administrator will prepare and deliver written reports to the Board on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plans and the Service Plans, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator, Adviser or sub-advisers may benefit through increased fees from an increase in the net assets of the Trust which may have resulted in part from the expenditures, no interested person of the Trust nor any Trustee of the Trust who is not an "interested person" (as defined in the 1940 Act) of the Trust has a direct or indirect financial interest in the operation of the Distribution or Service Plans or any related agreement.

Of the service and distribution fees the Distributor received for the year ended July 31, 2010, it retained the following:

| | Service Fees (000) | | Distribution Fees (000) |
	Class A	Class C	Class C
Old Mutual Asset Allocation Conservative Portfolio	$1	$ 8	$25
Old Mutual Asset Allocation Balanced Portfolio	2	16	48
Old Mutual Asset Allocation Moderate Growth Portfolio	3	18	53
Old Mutual Asset Allocation Growth Portfolio	2	11	34

Other Service Providers — The Bank of New York Mellon serves as custodian for each of the Funds.

DST Systems, Inc. ("DST") serves as the transfer agent and dividend disbursing agent of the Funds. Pursuant to an agency agreement between the Trust and DST, DST also provides call center, correspondence and other shareholder account-related services to the Funds. From time to time, the Funds may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Fund to persons who beneficially own interests in the Fund.

OMUSH receives an offset of certain recordkeeping fees from the plan sponsors of OMUSH's participant directed 401K, profit sharing and/or voluntary deferral plans which invest in the Old Mutual Complex (collectively, the "Deferred Plans"). The amount of the fee offset is based in part on service and/or sub-transfer agency fees received by the plan sponsors from the Old Mutual Funds' Class Z shares within the Deferred Plans. During the year ended July 31, 2010, the amount received by OMUSH for recordkeeping fee offsets attributable to investments by the Deferred Plans in the Old Mutual Complex was approximately $38 (000).

Officers and Trustees of the Funds who are or were officers of the Adviser, Administrator, Sub-Administrator or Distributor received no compensation from the Funds.

Notes to Financial Statements — continued

As of July 31, 2010

4. Interfund Lending

Pursuant to resolutions adopted by the Boards of Trustees of the Trust and Old Mutual Funds II (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (Federal Funds Rate plus 50 basis points). None of the OM Funds may borrow more than 10% of its assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the year ended July 31, 2010.

5. Investment Transactions

The cost of securities purchased and the proceeds from securities sold, other than short-term investments, for the Funds, for the year ended July 31, 2010 were as follows:

	Purchases (000)	Sales (000)
Old Mutual Asset Allocation Conservative Portfolio	$ 15,371	$ 25,687
Old Mutual Asset Allocation Balanced Portfolio	30,254	60,847
Old Mutual Asset Allocation Moderate Growth Portfolio	41,221	83,647
Old Mutual Asset Allocation Growth Portfolio	29,506	69,568

6. Capital Share Transactions

	Old Mutual Asset Allocation Conservative Portfolio		Old Mutual Asset Allocation Balanced Portfolio		Old Mutual Asset Allocation Moderate Growth Portfolio		Old Mutual Asset Allocation Growth Portfolio	
	8/1/09 to 7/31/10	8/1/08 to 7/31/09	8/1/09 to 7/31/10	8/1/08 to 7/31/09	8/1/09 to 7/31/10	8/1/08 to 7/31/09	8/1/09 to 7/31/10	8/1/08 to 7/31/09
Shares Issued and Redeemed (000):								
Class A								
Shares Issued	273	775	364	968	293	435	255	380
Shares Issued upon Reinvestment of Distributions	45	88	58	284	53	294	34	183
Shares Redeemed	(534)	(952)	(1,021)	(2,510)	(898)	(2,261)	(918)	(1,687)
Total Class A Share Transactions	(216)	(89)	(599)	(1,258)	(552)	(1,532)	(629)	(1,124)
Class C								
Shares Issued	374	1,330	513	1,571	489	1,618	256	921
Shares Issued upon Reinvestment of Distributions	55	119	93	419	87	636	42	362
Shares Redeemed	(1,318)	(1,450)	(2,990)	(4,394)	(3,711)	(4,870)	(2,102)	(2,444)
Total Class C Share Transactions	(889)	(1)	(2,384)	(2,404)	(3,135)	(2,616)	(1,804)	(1,161)
Class Z								
Shares Issued	150	6	26	17	9	1	306	11
Shares Issued upon Reinvestment of Distributions	5	2	3	7	2	6	2	5
Shares Redeemed	(69)	(43)	(9)	(17)	(2)	—	(145)	—
Total Class Z Share Transactions	86	(35)	20	7	9	7	163	16
Institutional Class								
Shares Issued	139	687	3	165	3	373	76	731
Shares Issued upon Reinvestment of Distributions	24	16	4	48	18	79	44	162
Shares Redeemed	(181)	(724)	(222)	(545)	(909)	(300)	(2,086)	(828)
Total Institutional Class Share Transactions	(18)	(21)	(215)	(332)	(888)	152	(1,966)	65
Net Decrease in Shares Outstanding	(1,037)	(146)	(3,178)	(3,987)	(4,566)	(3,989)	(4,236)	(2,204)

Amounts designated as "—" are either 0 or have been rounded to 0.

7. AFFILIATED FUND OF FUNDS TRANSACTIONS

The Funds invest in certain mutual funds within the Old Mutual Complex, of which certain funds may be deemed to be under common control because they may share the same Board. A Fund's investment in any of the underlying funds may exceed 25% of the underlying fund's total assets. The financial statements for each of the underlying funds that are part of the Old Mutual Complex may be obtained at oldmutualfunds.com. A summary of the Funds' transactions in affiliated underlying funds during the year ended July 31, 2010 follows:

Old Mutual Asset Allocation Conservative Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 07/31/10	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 1	$ 810	$ —	$ —	$ 1	$ (290)
Old Mutual Analytic U.S. Long/Short Fund	42	688	104	584	12	(248)
Old Mutual Barrow Hanley Core Bond Fund	5,862	5,964	990	16,237	713	502
Old Mutual Barrow Hanley Value Fund	308	2,053	317	2,285	43	(601)
Old Mutual Copper Rock Emerging Growth Fund	685	32	19	674	—	2
Old Mutual Dwight High Yield Fund	517	3,239	407	2,793	460	231
Old Mutual Dwight Intermediate Fixed Income Fund	3,882	2,166	244	6,954	236	60
Old Mutual Dwight Short Term Fixed Income Fund	1,564	1,983	124	5,417	134	14
Old Mutual Focused Fund	206	577	151	1,200	17	7
Old Mutual Growth Fund	42	642	—	—	42	95
Old Mutual International Bond Fund	246	4,572	—	—	142	(403)
Old Mutual International Equity Fund	120	698	(754)	2,769	60	(455)
Old Mutual Large Cap Growth Fund	1,469	628	358	1,896	12	30
Old Mutual TS&W Mid-Cap Value Fund	61	1,544	108	2,104	15	(361)
Old Mutual TS&W Small Cap Value Fund	366	91	20	305	1	10
Total	**$15,371**	**$25,687**	**$ 2,088**	**$43,218**	**$ 1,888**	**$ (1,407)**

Old Mutual Asset Allocation Balanced Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 07/31/10	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 8	$ 7,382	$ —	$ —	$ 8	$ (3,358)
Old Mutual Analytic U.S. Long/Short Fund	41	4,244	(631)	1,758	41	(1,601)
Old Mutual Barrow Hanley Core Bond Fund	2,421	3,372	1,524	21,250	935	511
Old Mutual Barrow Hanley Value Fund	3,172	6,232	1,132	10,406	172	(3,131)
Old Mutual Copper Rock Emerging Growth Fund	1,450	39	100	1,514	—	3
Old Mutual Discover Value Fund	—	2,172	—	—	4	642
Old Mutual Dwight High Yield Fund	575	3,828	459	3,064	511	329
Old Mutual Dwight Intermediate Fixed Income Fund	1,647	1,733	231	4,937	191	52
Old Mutual Dwight Short Term Fixed Income Fund	6,023	1,675	45	4,934	87	6
Old Mutual Focused Fund	1,978	1,518	(809)	4,532	47	(5)
Old Mutual Growth Fund	38	821	—	—	39	130
Old Mutual Heitman Global Real Estate Securities Fund	256	1,492	—	—	155	(492)
Old Mutual Heitman REIT Fund	1,455	454	409	1,988	30	(144)
Old Mutual International Bond Fund	296	5,711	—	—	172	(516)
Old Mutual International Equity Fund	241	6,350	(3,230)	11,019	241	(4,053)
Old Mutual Large Cap Growth Fund	8,422	4,545	685	6,136	39	247
Old Mutual Strategic Small Company Fund	3	2,195	(23)	86	3	(828)
Old Mutual TS&W Mid-Cap Value Fund	39	2,751	(943)	5,645	40	(624)
Old Mutual TS&W Small Cap Value Fund	2,189	4,333	533	4,177	17	270
Total	**$30,254**	**$60,847**	**$ (518)**	**$81,446**	**$ 2,732**	**$(12,562)**

NOTES TO FINANCIAL STATEMENTS — continued

Old Mutual Asset Allocation Moderate Growth Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 07/31/10	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 11	$10,072	$ —	$ —	$ 11	$ (5,101)
Old Mutual Analytic U.S. Long/Short Fund	75	4,811	(1,413)	3,724	75	(1,821)
Old Mutual Barrow Hanley Core Bond Fund	5,417	1,955	1,023	17,605	700	345
Old Mutual Barrow Hanley Value Fund	3,278	11,279	1,768	11,934	228	(4,902)
Old Mutual Copper Rock Emerging Growth Fund	2,620	148	102	2,586	—	12
Old Mutual Discover Value Fund	—	3,912	—	—	10	1,213
Old Mutual Dwight High Yield Fund	36	1,572	—	—	36	128
Old Mutual Dwight Intermediate Fixed Income Fund	3,241	743	82	3,113	70	14
Old Mutual Dwight Short Term Fixed Income Fund	1,607	1,605	—	—	7	(2)
Old Mutual Focused Fund	2,288	3,020	(1,115)	5,969	70	(243)
Old Mutual Growth Fund	20	1,207	—	—	20	210
Old Mutual Heitman Global Real Estate Securities Fund	638	3,671	—	—	387	(1,259)
Old Mutual Heitman REIT Fund	3,875	1,047	1,013	4,823	67	(180)
Old Mutual International Bond Fund	192	3,745	—	—	111	(352)
Old Mutual International Equity Fund	425	11,744	(7,911)	18,436	425	(7,575)
Old Mutual Large Cap Growth Fund	13,485	5,800	1,169	9,972	63	208
Old Mutual Strategic Small Company Fund	4	5,531	—	—	4	(1,968)
Old Mutual TS&W Mid-Cap Value Fund	62	4,276	(1,501)	8,070	62	(952)
Old Mutual TS&W Small Cap Value Fund	3,947	7,509	962	7,753	35	556
Total	$41,221	$83,647	$(5,821)	$93,985	$ 2,381	$ (21,669)

Old Mutual Asset Allocation Growth Portfolio (000):

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 07/31/10	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 12	$10,871	$ —	$ —	$ 12	$ (5,365)
Old Mutual Analytic U.S. Long/Short Fund	52	3,827	(750)	1,979	51	(1,435)
Old Mutual Barrow Hanley Value Fund	486	9,670	(281)	8,690	184	(5,051)
Old Mutual Barrow Hanley Core Bond Fund	1,926	36	52	1,942	26	—
Old Mutual Copper Rock Emerging Growth Fund	2,802	790	135	2,197	—	50
Old Mutual Discover Value Fund	—	2,902	—	—	7	232
Old Mutual Focused Fund	1,059	3,157	(715)	3,658	57	(405)
Old Mutual Growth Fund	5	167	—	—	5	34
Old Mutual Heitman Global Real Estate Securities Fund	791	4,538	—	—	480	(1,518)
Old Mutual Heitman REIT Fund	4,492	3,309	1,014	4,567	84	(534)
Old Mutual International Equity Fund	1,128	9,721	(5,929)	15,872	424	(6,298)
Old Mutual Large Cap Growth Fund	11,550	5,645	687	7,058	52	466
Old Mutual Strategic Small Company Fund	5	4,474	—	—	5	(1,415)
Old Mutual TS&W Mid-Cap Value Fund	2,271	3,272	(463)	6,140	48	(718)
Old Mutual TS&W Small Cap Value Fund	2,927	7,189	549	4,115	25	561
Total	$29,506	$69,568	$(5,701)	$56,218	$ 1,460	$ (21,396)

Amounts designated as "—" are either $0 or have been rounded to $0.

8. FEDERAL TAX INFORMATION

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

The Funds are subject to the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), *Income Taxes*. ASC 740-10 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Funds' tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have, a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statements of Operations.

ASC 740-10 requires management of the Funds to analyze all open tax years, fiscal years 2006 – 2009 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended July 31, 2010, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of July 31, 2010, primarily attributable to reclassifications of capital distributions received from underlying funds for tax purposes and losses disallowed according to section 362(e) of the Internal Revenue Code, are not available to offset future income, were reclassified to the following accounts.

	Increase/(Decrease) Paid-in Capital (000)	Increase/(Decrease) Undistributed Net Investment Income (000)	Increase/(Decrease) Accumulated Net Realized Gain (000)
Old Mutual Asset Allocation Conservative Portfolio	$(197)	$487	$(290)
Old Mutual Asset Allocation Balanced Portfolio	(426)	662	(236)
Old Mutual Asset Allocation Moderate Growth Portfolio	(82)	500	(418)
Old Mutual Asset Allocation Growth Portfolio	(103)	86	17

The tax character of dividends and distributions declared during the years ended July 31, 2010 and 2009 were as follows:

	Ordinary Income (000)	Long Term Capital Gain (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio			
2010	$ 1,967	$ —	$ 1,967
2009	2,678	669	3,347
Old Mutual Asset Allocation Balanced Portfolio			
2010	2,409	—	2,409
2009	6,147	3,748	9,895
Old Mutual Asset Allocation Moderate Growth Portfolio			
2010	2,245	—	2,245
2009	4,320	8,051	12,371
Old Mutual Asset Allocation Growth Portfolio			
2010	1,432	—	1,432
2009	1,501	5,562	7,063

Notes to Financial Statements — concluded

As of July 31, 2010, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Capital Loss Carryforwards (000)	Post October Losses (000)	Unrealized Appreciation/ Depreciation (000)	Other Temporary Differences (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio	$111	$ (2,719)	$ (491)	$ 1,560	$ —	$ (1,539)
Old Mutual Asset Allocation Balanced Portfolio	87	(20,726)	(4,629)	(1,886)	3	(27,151)
Old Mutual Asset Allocation Moderate Growth Portfolio	99	(33,246)	(9,527)	(7,082)	—	(49,756)
Old Mutual Asset Allocation Growth Portfolio	118	(26,778)	(10,160)	(7,964)	(3)	(44,787)

Amounts designated as "—" are either $0 or have been rounded to $0.

Post-October losses represent losses realized on investment transactions from November 1, 2009 through July 31, 2010 that, in accordance with Federal income tax regulations, the Funds may elect to defer and treat as having arisen in the following fiscal year. For Federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code.

As of July 31, 2010, the following Funds had capital loss carry forwards available to offset future realized gains through the indicated expiration dates:

	2017 (000)	2018 (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio	$ —	$ 2,719	$ 2,719
Old Mutual Asset Allocation Balanced Portfolio	1,664	19,062	20,726
Old Mutual Asset Allocation Moderate Growth Portfolio	5,460	27,786	33,246
Old Mutual Asset Allocation Growth Portfolio	5,176	21,602	26,778

The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments held by each Fund at July 31, 2010 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation/ Depreciation (000)
Old Mutual Asset Allocation Conservative Portfolio	$ 41,958	$2,540	$ (980)	$ 1,560
Old Mutual Asset Allocation Balanced Portfolio	83,799	5,384	(7,270)	(1,886)
Old Mutual Asset Allocation Moderate Growth Portfolio	101,711	7,068	(14,150)	(7,082)
Old Mutual Asset Allocation Growth Portfolio	64,666	3,557	(11,521)	(7,964)

9. New Accounting Pronouncement

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06 "Improving Disclosures about Fair Value Measurements." ASU 2010-06 requires the Funds to include disclosures about amounts and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements and input and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. Effective for interim and annual reporting periods beginning after December 15, 2010, the Funds will be required to include disclosures on purchases, sales, issuances and settlements in the reconciliation of activity in Level 3 fair value measurements. The disclosures about purchases, sales, issuances, and settlements in the reconciliation of activity in Level 3 fair value measurements will be effective for interim and annual reporting periods beginning after December 15, 2010. At this time, the Adviser is evaluating the implications of ASU No. 2010-06 and its impact on the financial statements has not been determined.

10. Subsequent Events

In accordance with the provisions set forth in FASB Accounting Standards Codification 855-10 *Subsequent Events*, the Adviser has evaluated the possibility of subsequent events existing in the Funds' financial statements and has determined that there are no material events that would require disclosure in the Funds' financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of Old Mutual Funds I:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Asset Allocation Conservative Portfolio, Old Mutual Asset Allocation Balanced Portfolio, Old Mutual Asset Allocation Moderate Growth Portfolio and Old Mutual Asset Allocation Growth Portfolio (four of the seven funds constituting Old Mutual Funds I, hereafter referred to as the "Funds") at July 31, 2010 and the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at July 31, 2010 by correspondence with the transfer agent, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
September 21, 2010

NOTICE TO SHAREHOLDERS (Unaudited)

For shareholders that do not have a July 31, 2010 tax year end, this notice is for informational purposes only. For shareholders with a July 31, 2010 tax year end, please consult your tax advisor as to the pertinence of this notice. For the fiscal year ended July 31, 2010, each Fund is designating the following items with regard to distributions paid during the year.

Fund	Qualifying For Corporate Dividends Receivable Deduction[1]	Qualifying Dividend Income[2]	U.S. Government Interest[3]	Qualified Interest Income[4]	Qualified Short Term Capital Gain[5]
Old Mutual Asset Allocation Conservative Portfolio	6.36%	7.66%	0.00%	0.02%	0.00%
Old Mutual Asset Allocation Balanced Portfolio	15.82%	22.50%	0.00%	0.03%	0.00%
Old Mutual Asset Allocation Moderate Growth Portfolio	20.64%	43.66%	0.00%	0.03%	0.00%
Old Mutual Asset Allocation Growth Portfolio	35.49%	90.26%	0.00%	0.04%	0.00%

(1) Qualifying dividends represent dividends which qualify for the corporate dividends received deduction and are reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions).

(2) The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconciliation Act of 2003 and is reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions). It is the intention of each of the Funds in the table to designate the maximum amount permitted by law.

(3) "U.S. Government Interest" represents the amount of interest that was derived from direct U.S. Government obligations and distributed during the fiscal year. This amount is reflected as a percentage of total ordinary income distributions (the total of short-term capital gain and net investment income distributions). Generally, interest from direct U.S. Government obligations is exempt from state income tax. However, for residents of California, Connecticut and New York, the statutory threshold requirements were not satisfied to permit exemption of these amounts from state income.

(4) The percentage in this column represents the amount of "Qualifying Interest Income" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of net investment income distributions that is exempt from U.S. withholding tax when paid to foreign investors.

(5) The percentage in this column represents the amount of "Qualifying Short-Term Capital Gain" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of short-term capital gain distributions that is exempt from U.S. withholding tax when paid to foreign investors.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling toll-free at 888.772.2888; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information about how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2010 is available on the Trust's website at oldmutualfunds.com and on the SEC's website at http://www.sec.gov.

Portfolio Holdings

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

FUND EXPENSES EXAMPLE (Unaudited)

Six Month Hypothetical Expense Example — July 31, 2010

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including sales charges (loads) on purchase payments, redemption fees, and exchange fees. Fund-related fees may include ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended July 31, 2010.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, fund accounting, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 2/1/10	Ending Account Value 7/31/10	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*		Beginning Account Value 2/1/10	Ending Account Value 7/31/10	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Conservative Portfolio – Class A					Old Mutual Asset Allocation Balanced Portfolio – Class Z				
Actual Fund Return	$1,000.00	$1,033.60	0.61%	$3.08	Actual Fund Return	$1,000.00	$1,034.90	0.39%	$1.97
Hypothetical 5% Return	1,000.00	1,021.77	0.61	3.06	Hypothetical 5% Return	1,000.00	1,022.86	0.39	1.96
Old Mutual Asset Allocation Conservative Portfolio – Class C					Old Mutual Asset Allocation Balanced Portfolio – Institutional Class				
Actual Fund Return	1,000.00	1,028.90	1.36	6.84	Actual Fund Return	1,000.00	1,034.10	0.39	1.97
Hypothetical 5% Return	1,000.00	1,018.05	1.36	6.80	Hypothetical 5% Return	1,000.00	1,022.86	0.39	1.96
Old Mutual Asset Allocation Conservative Portfolio – Class Z					Old Mutual Asset Allocation Moderate Growth Portfolio – Class A				
Actual Fund Return	1,000.00	1,035.00	0.34	1.72	Actual Fund Return	1,000.00	1,034.30	0.57	2.88
Hypothetical 5% Return	1,000.00	1,023.11	0.34	1.71	Hypothetical 5% Return	1,000.00	1,021.97	0.57	2.86
Old Mutual Asset Allocation Conservative Portfolio – Institutional Class					Old Mutual Asset Allocation Moderate Growth Portfolio – Class C				
Actual Fund Return	1,000.00	1,034.80	0.36	1.82	Actual Fund Return	1,000.00	1,030.60	1.32	6.65
Hypothetical 5% Return	1,000.00	1,023.01	0.36	1.81	Hypothetical 5% Return	1,000.00	1,018.25	1.32	6.61
Old Mutual Asset Allocation Balanced Portfolio – Class A					Old Mutual Asset Allocation Moderate Growth Portfolio – Class Z				
Actual Fund Return	1,000.00	1,032.60	0.64	3.23	Actual Fund Return	1,000.00	1,035.00	0.32	1.61
Hypothetical 5% Return	1,000.00	1,021.62	0.64	3.21	Hypothetical 5% Return	1,000.00	1,023.21	0.32	1.61
Old Mutual Asset Allocation Balanced Portfolio – Class C					Old Mutual Asset Allocation Moderate Growth Portfolio – Institutional Class				
Actual Fund Return	1,000.00	1,028.90	1.39	6.99	Actual Fund Return	1,000.00	1,035.00	0.32	1.61
Hypothetical 5% Return	1,000.00	1,017.90	1.39	6.95	Hypothetical 5% Return	1,000.00	1,023.21	0.32	1.61

	Beginning Account Value 2/1/10	Ending Account Value 7/31/10	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Growth Portfolio – Class A				
Actual Fund Return	$1,000.00	$1,035.70	0.57%	$2.88
Hypothetical 5% Return	1,000.00	1,021.97	0.57	2.86
Old Mutual Asset Allocation Growth Portfolio – Class C				
Actual Fund Return	1,000.00	1,032.60	1.32	6.65
Hypothetical 5% Return	1,000.00	1,018.25	1.32	6.61
Old Mutual Asset Allocation Growth Portfolio – Class Z				
Actual Fund Return	1,000.00	1,037.40	0.32	1.62
Hypothetical 5% Return	1,000.00	1,023.21	0.32	1.61
Old Mutual Asset Allocation Growth Portfolio – Institutional Class				
Actual Fund Return	1,000.00	1,037.40	0.32	1.62
Hypothetical 5% Return	1,000.00	1,023.21	0.32	1.61

* Expenses are equal to each Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Board of Trustees and Officers of the Trust

As of July 31, 2010 (Unaudited)

INDEPENDENT TRUSTEES

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
L. Kent Moore (Age: 54)	Chairman of the Board and Trustee	Since 2004	Managing Member, Eagle River Ventures, LLC (investments) since 2003. Chairman, Foothills Energy Ventures, LLC, since 2006. Partner, WillSource Enterprise, LLC (oil and gas exploration and production), 2005 to 2006. Managing Director, High Sierra Energy, LP (holding company of natural resource related businesses), 2004 – 2005.	22	TS&W/Claymore Tax-Advantaged Balanced Fund, Old Mutual/Claymore Long Short Fund, Old Mutual Funds II.
John R. Bartholdson (Age: 65)	Trustee	Since 2004	Retired. Chief Financial Officer, The Triumph Group, Inc. (manufacturing), 1992 – 2007.	22	ING Clarion Global Real Estate Income Fund, Old Mutual Funds II.
Robert M. Hamje (Age: 68)	Trustee	Since 2004	Retired. President and Chief Investment Officer, TRW Investment Management Company (investment management), 1984 – 2003.	22	TS&W/Claymore Tax-Advantaged Balanced Fund, Old Mutual/Claymore Long-Short Fund, Old Mutual Funds II.
Jarrett B. Kling (Age: 67)	Trustee	Since 2004	Managing Director, ING Clarion Real Estate Securities (investment management), since 1998.	22	ING Clarion Global Real Estate Income Fund, ING Clarion, Old Mutual Funds II.

INTERESTED TRUSTEE AND ADVISORY TRUSTEE

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
Julian F. Sluyters** (Age: 50)	Interested Trustee, President, and Principal Executive Officer	Since 2006	Chief Executive Officer, since 2008, President, since 2006, and Chief Operating Officer (2006 – 2008), Old Mutual Capital, Inc. President and Chief Executive Officer, Scudder family of funds, 2004 – 2005).	7	Old Mutual Capital, Inc., Old Mutual Investment Partners, Old Mutual Fund Services.
Walter W. Driver, Jr.*** (Age: 65)	Advisory Trustee	Since 2006	Chairman – Southeast, Goldman Sachs & Co., since 2006. Chairman, King & Spalding LLP (law firm), 1970 – 2006.	22	Total Systems Services, Inc., Equifax, Inc., Old Mutual Funds II.

* Trustee of the Trust until such time as his or her successor is duly elected and appointed.

** Mr. Sluyters is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of the Adviser.

*** Mr. Driver is considered to be an "interested person" of the Trust, as that term is defined in the 1940 Act, due to his employment at Goldman Sachs & Co. and the possibility that the Trust may execute trades with Goldman Sachs & Co. acting as principal. As an Advisory Trustee, Mr. Driver has no voting rights.

Trust Officers

The Board elects the Officers of the Trust to actively supervise its day-to-day operations. The Officers of the Trust, all of whom are officers and employees of the Adviser, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust of the Funds for their services as Officers.

The Officers of the Trust, their ages, positions with the Trust, length of time served, and their principal occupations for the last five years appear below. Trust Officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

Officers

Name and Age*	Position Held with the Trust	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters (Age: 50)	President and Principal Executive Officer	Since 2006	Chief Executive Officer, since 2008, President, since 2006, and Chief Operating Officer, October 2006 – June 2008, Old Mutual Capital, Inc. President, Chief Financial Officer and Treasurer, Old Mutual Fund Services, since 2006. President, since 2008, Old Mutual Investment Partners. President and Chief Executive Officer, Scudder family of funds, 2004 – 2005.
Robert T. Kelly (Age: 41)	Treasurer and Principal Financial Officer	Since 2006	Vice President, since 2007, Old Mutual Capital, Inc. and Vice President, since 2006, Old Mutual Fund Services. Vice President of Portfolio Accounting, Founders Asset Management LLC, 2000 – 2006.
Andra C. Ozols (Age: 49)	Vice President and Secretary	Since 2005	Chief Administrative Officer, since 2009, Senior Vice President, Secretary, and General Counsel, since 2005, Old Mutual Capital, Inc. and Old Mutual Investment Partners. Senior Vice President, Secretary, and General Counsel, since 2005, Old Mutual Fund Services. Executive Vice President, 2004 – 2005, General Counsel and Secretary, 2002 – 2005, and Vice President, 2002 – 2004, ICON Advisors, Inc. Director of ICON Management & Research Corporation, 2003 – 2005. Executive Vice President, 2004 – 2005, General Counsel and Secretary, 2002 – 2005, and Vice President, 2002 – 2004, ICON Distributors, Inc. Executive Vice President and Secretary, ICON Insurance Agency, Inc., 2004 – 2005.
Kathryn A. Burns (Age: 33)	Vice President, Chief Compliance Officer and Assistant Treasurer	Vice President and Chief Compliance Officer since 2010; Assistant Treasurer since 2006	Vice President and Chief Compliance Officer, since 2010, Regulatory Reporting Manager, since 2006, and Assistant Vice President, 2009 – 2010, Old Mutual Fund Services. Chief Compliance Officer and Vice President, since 2010, Old Mutual Capital, Inc. Manager, 2004 – 2006, PricewaterhouseCoopers LLP.
Kathryn L. Santoro (Age: 36)	Vice President and Assistant Secretary	Vice President since 2010, Assistant Secretary since 2007	Vice President and Associate General Counsel, since 2009, and Associate Counsel, 2005 – 2009, Old Mutual Capital, Inc. Associate Attorney, Hall & Evans, LLC, 2004 – 2005.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS (Unaudited)

Background

The Board of Trustees of ("Board" or "Trustees") of Old Mutual Funds I (the "Trust") is required to annually approve the renewal of the Trust's advisory agreements. During the contract renewal meetings held on May 18, 2010 and June 25, 2010, the Board as a whole, and the disinterested or "Independent" Trustees voting separately, unanimously approved the continuance of the investment advisory agreement (the "Advisory Agreement") for each series portfolio of the Trust (each a "Fund" and together, the "Funds") with Old Mutual Capital, Inc. ("OMCAP" or "Adviser"). The Trustees, including all of the Independent Trustees voting separately, also unanimously approved the continuance of the sub-advisory agreements (each a "Sub-Advisory Agreement" and, together with the Advisory Agreement, the "Agreements") with the Funds' sub-advisers: Acadian Asset Management, LLC ("Acadian"); Analytic Investors, LLC; Copper Rock Capital Partners, LLC ("Copper Rock"); and Ibbotson Associates Advisors, LLC ("Ibbotson") (each a "Sub-Adviser" and together, the "Sub-Advisers"). The Agreements were approved for a one year period ending July 31, 2011. In doing so, the Board determined, in exercise of their business judgment, that the overall advisory arrangements with each Fund were in the best interests of each Fund and its shareholders and that the compensation to the Adviser and Sub-Advisers is fair and reasonable.

The Board's Evaluation Process

The Board met throughout the year to review the performance of the Funds, including comparative performance information and periodic asset flow data. Over the course of the year, the Board met with portfolio managers for the Funds and other members of management to review the performance, investment objective(s), policies, trading, strategies and techniques used in managing each Fund. The Trustees also received and reviewed a considerable amount of information and analysis from Old Mutual Capital in response to requests of the Independent Trustees and their independent legal counsel. In the course of its deliberations, the Board evaluated, among other things, the qualifications of the investment personnel at OMCAP and each of the Sub-Advisers; the compliance programs of OMCAP and the Sub-Advisers; brokerage practices, including the extent the Sub-Advisers obtained research through "soft dollar" arrangements with the Funds' brokerage; and the financial and non-financial resources available to provide services required under the Agreements.

In addition to meeting throughout the year, at its designated contracts renewals meetings, the Board conducted an in-depth review of the performance, advisory fees, total expense ratios, OMCAP's contractual agreement to limit the Funds' expenses, and other matters related to the Funds. The Board also received a report on comparative mutual fund performance, advisory fees, and expense levels for each Fund (the "Peer Reports") prepared by Lipper, Inc. ("Lipper"), an independent mutual fund statistical service. Throughout their consideration of the Agreements, the Independent Trustees were advised by their independent legal counsel.

During the annual contract renewal process, the Board considered the information provided to them, including information provided at their meetings throughout the year as part of their ongoing oversight of the Funds, and did not identify any one particular factor that was controlling. The material factors and conclusions that formed the basis for the Trustees' approval of the continuation of the Agreements are discussed below.

Nature and Extent of Services. The Board reviewed the nature, extent and quality of services provided by OMCAP and the Sub-Advisers, taking into account the investment objective and strategy of each Fund, the knowledge the Trustees gained from their regular meetings with management, and their ongoing review of information related to the Funds. In addition, the Board reviewed the resources and key personnel of OMCAP and each Sub-Adviser, with particular emphasis placed on employees providing investment management services to the Funds. The Board also considered the other services provided to the Funds by OMCAP, its affiliates, and the Sub-Advisers, such as managing the execution of portfolio transactions and the selection of broker/dealers for those transactions; monitoring adherence to the Funds' investment restrictions; producing shareholder reports; providing support services for the Trustees; communicating with shareholders; and overseeing the activities of other service providers, including monitoring compliance with various policies and procedures of the Funds and with applicable securities laws and regulations. The Board also considered the steps that OMCAP and its affiliates continue to take to improve the quality and efficiency of the services they provide to the Funds in the areas of investment performance, fund operations, shareholder services and compliance.

Advisory Fees. The Board reviewed the Funds' advisory fees compared to funds in each Fund's expense group as determined by Lipper. The Board also compared each Fund's net effective management fee, which is the net fee after waivers and reimbursements by the Adviser pursuant to the contractual expense limitation arrangements. The Board noted that OMCAP has contractually agreed to limit expenses of the Funds through at least December 31, 2011 in an amount necessary to limit total annual operating expenses to a specified percentage of average daily net assets for each class of shares of the Funds. Current management fees and effective management fees after expense limitations were reviewed in the context of the Adviser's costs of providing services and its profitability, with the Board noting that during the previous year, the Adviser has not realized a profit on any of the Funds. It was noted that one Fund was marginally profitable at an enterprise level, taking into account the sub-advisory fees received by an affiliated sub-adviser. The Board also reviewed advisory fee levels compared to other similar investment accounts managed by the Adviser and Sub-Advisers. Further, the Board considered the new management fee reduction for the Old Mutual Analytic Fund. The Board also considered that five of the seven Funds had advisory fee breakpoints based on certain asset level thresholds and the Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale. The Board also considered that given the lack of profitability of each of the Funds, it was not appropriate to consider additional breakpoints for the Funds.

Profitability and Financial Resources. The Board reviewed information from OMCAP concerning the costs of the advisory and other services that OMCAP provides to the Funds and the profitability of OMCAP in providing these services. The Board also reviewed information concerning the financial condition of OMCAP and its affiliates. The Board considered the overall financial condition of Old Mutual U.S. Holdings, OMCAP's parent company, as well as the financial condition of Old Mutual plc, the ultimate parent of OMCAP and its affiliates. The Board noted that OMCAP continues to operate at a net loss although its financial condition has improved as a result of the fund rationalization and corporate restructuring that had taken place the previous year. The Board considered whether OMCAP is financially sound and has the resources necessary to perform obligations under the Advisory Agreement, and concluded that OMCAP, with the backing of its parent company, has the financial resources necessary to fulfill these obligations. The Board also considered whether each Sub-Adviser is financially sound and has the resources necessary to perform its obligations under the sub-advisory contracts, and concluded that each Sub-Adviser has the financial resources necessary to fulfill these obligations.

Collateral Benefits to OMCAP and its Affiliates. The Board considered various other benefits received by OMCAP and its affiliates resulting from the relationship with the Funds, including increased visibility in the investment community and the fees received by OMCAP and its affiliates for their provision of administrative and distribution services to the Funds. The Board considered the performance of OMCAP and its affiliates in providing these services and the organizational structure employed to provide these services. The Board weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent company. The Board also considered that these services are provided to the Funds pursuant to written contracts that are reviewed and approved on an annual basis by the Board. The Board also considered that OMCAP retains a small portion of the sales charge on Class A shares.

The Board considered the benefits realized by the Sub-Advisers as a result of portfolio brokerage transactions executed through "soft dollar" arrangements. The Board noted that soft dollar arrangements shift the payment obligation for research and execution services from the Sub-Advisers to the Funds and therefore may reduce the Sub-Advisers' expenses. The Board also considered that the soft dollar benefits may enhance the ability of the Adviser or the Sub-Advisers to obtain research and brokerage services, which may inure to the benefit of other clients.

Approval of Agreements

Discussed below in more detail is the Board's consideration of the Funds' contractual and net advisory fees as well as a discussion of the investment performance of each Fund.

Balanced Portfolio. In connection with the approval of the renewal of the Agreements related to the Old Mutual Asset Allocation Balanced Portfolio ("Balanced Portfolio"), the Trustees considered the fact that while contractual advisory fees ranked five out of the seven funds in the expense group, the actual net advisory fee for the Balanced Portfolio was zero as a result of fee waivers, which ranked the Portfolio tied for first in the peer group, while the Balanced Portfolio's total expenses ranked eight out of nine funds. The Board considered the relatively small asset base of the Balanced Portfolio and the continuing efforts of the Adviser with respect to expenses. The Trustees considered the fact that while the total return performance for the Balanced Portfolio for the one-year period ended March 31, 2010 ranked six out of nine funds in its performance group, the Balanced Portfolio's longer term performance generally ranked more favorably, with the Balanced Portfolio ranking four out of nine funds for the two-year period, six out of eight funds for the three-year period, three out of six funds for the four-year period, and four out of six funds for the five-year and since inception periods.

Conservative Portfolio. In connection with the approval of the renewal of the Agreements related to the Old Mutual Asset Allocation Conservative Portfolio ("Conservative Portfolio"), the Trustees considered the fact that while the contractual advisory fee ranked four out of the seven funds in the expense group, the actual net advisory fee for the Conservative Portfolio was zero as a result of fee waivers, which ranked the Portfolio tied for first in the peer group, while the Conservative Portfolio's total expenses ranked eight out of ten funds. The Board considered the relatively small asset base of the Conservative Portfolio and the continuing efforts of the Adviser with respect to expenses. The Trustees considered the fact that while the total return performance for the Conservative Portfolio for the one-year period ended March 31, 2010 ranked nine out of ten funds in its performance group, the Conservative Portfolio's longer term performance ranked in the first quintile for the two, three, four, five year and since inception periods, with the Conservative Portfolio ranking two out of ten funds for the two-year period, one out of nine funds for the three-year period, one out of seven funds for the four-year period, and two out of seven funds for the five-year and since inception periods. It was noted that due to its higher fixed income allocation, the Conservative Portfolio is generally more conservative than the other funds in its performance group, and that while the higher fixed income allocation generally contributed to relative performance over the longer periods, it detracted from the shorter-term performance due to the outperformance of equities during that time frame.

Board Review and Approval of Investment Management and Sub-Advisory Agreements — concluded (Unaudited)

Growth Portfolio. In connection with the approval of the renewal of the Agreements related to the Old Mutual Asset Allocation Growth Portfolio ("Growth Portfolio"), the Trustees considered the fact that while the contractual advisory fee ranked five out of the six funds in the expense group, the actual net advisory fee for the Growth Portfolio was zero as a result of fee waivers, which ranked the Portfolio tied for first in its expense group, while the Growth Portfolio's total expenses ranked five out of eight funds. The Board considered the relatively small asset base of the Growth Portfolio and the continuing efforts of the Adviser with respect to expenses. The Trustees considered that Lipper did not compile a performance group for the Growth Portfolio because of the limited number of multi-cap growth funds in the group, but that Lipper did compare the Growth Portfolio's performance to a broad-based performance universe. The Board noted that performance ranking for the Growth Portfolio versus its broader performance universe for the one year period ended March 31, 2010 was 202 out of 452 funds, which was an improvement over the performance ranking for the previous periods, with the Growth Portfolio ranking 342 out of 414 funds for the two-year period, 348 out of 381 for the three-year period, 267 out of 332 funds for the four-year period, 233 out of 302 funds for the five-year period and 214 out of 298 funds for the since inception period.

Moderate Growth Portfolio. In connection with the approval of the renewal of the Agreements related to the Old Mutual Asset Allocation Moderate Growth Portfolio ("Moderate Growth Portfolio"), the Trustees considered the fact that while the contractual advisory fee ranked five out of the six funds in the expense group, the actual net advisory fee for the Moderate Growth Portfolio was zero as a result of fee waivers, which ranked the Portfolio tied for first out of a peer group of six funds, while the Moderate Growth Portfolio's total expenses ranked seven out of eight funds. The Board considered the relatively small asset base of the Moderate Growth Portfolio and the continuing efforts of the Adviser with respect to expenses. The Trustees considered the fact that the total return performance for the Moderate Growth Portfolio for the one-year period ended March 31, 2010 ranked four out of eight funds, an improvement over the performance ranking for the two, three and four year periods, with the Moderate Growth Portfolio ranking eight out of eight funds for the two-year and three year periods, six out of six fund for the four-year period, three out of six funds for the five-year period and three out of five funds for the since inception period. It was noted that the Moderate Growth Portfolio is generally more aggressive that the other funds in its performance group due to its higher equity allocation and REIT holdings, and that while the higher equity allocation generally contributed to relative over-performance over the short term, it detracted from the longer-term performance due to the underperformance of equities during that time frame.

Board Approvals

Following extended discussions concerning this information, the Board determined that the Agreements were reasonable in light of the nature and the quality of the services provided, and that approval of the Agreements was consistent with the best interests of each Fund and its shareholders. The Board concluded, among other things:

- that the level of fees to be charged by the Adviser to the Funds is comparable to the fees charged by the Adviser to the other similar funds it advises, as well as to fees charged by other investment advisers to other funds with similar investment strategies, and is therefore reasonable, considering the services provided by the Adviser;

- that the level of fees to be charged by the Sub-Advisers to the Funds compared to the fees charged by the Sub-Advisers to other advised accounts taking into consideration certain differences of the various accounts , as well as to fees charged by other investment advisers to other funds with similar investment strategies, is reasonable, considering the services provided by the Sub-Advisers;

- that each Fund's performance was generally competitive with that of its performance peer group or steps had been or would be taken to improve relative performance;

- that the Adviser's willingness to waive its fees and reimburse expenses to reduce Fund expenses indicates a high level of commitment on the part of the Adviser;

- that the profitability of each Fund to the Adviser and applicable Sub-Adviser, when positive, was reasonable in light of all the circumstances;

- that the Adviser and Sub-Advisers are experienced and possess significant experience in managing particular asset classes;

- that the Adviser and the Sub-Advisers have demonstrated their commitment to provide sufficient staffing resources and capabilities to manage the Funds, including the retention of personnel with relevant investment management experience; and

- that the Adviser and Sub-Advisers appear to have overall high quality in terms of their personnel, operations, investment management capabilities, and methodologies.

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FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds I, please contact us at:

> **By Telephone:**
> 888.772.2888
>
> **By Mail:**
> Old Mutual Funds I
> P.O. Box 219534
> Kansas City, Missouri 64121-9534
>
> **Via the Internet:**
> oldmutualfunds.com

This annual report is intended for the information of Old Mutual Funds I shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds I, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.

 **OLD MUTUAL**

Funds distributed by Old Mutual Investment Partners
R-10-069 09/2010

OLD MUTUAL®

Funds I

Old Mutual Funds I

ANNUAL REPORT

July 31, 2010

Old Mutual Analytic Fund
Old Mutual Copper Rock Emerging Growth Fund
Old Mutual International Equity Fund

TABLE OF CONTENTS

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ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call toll-free at 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance results for short periods of time may not be representative of longer-term results. Performance without load assumes that no front-end or contingent deferred sales charge was applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge was applied to the extent applicable. Each of the Funds offers Class A, Class Z and Institutional Class shares. The Old Mutual Analytic Fund also offers Class C shares. Class A shares have a current maximum up-front sales charge of 5.75% and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. Class Z and Institutional Class shares are only available to eligible shareholders. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions and Fund holdings as of July 31, 2010, the end of the report period, and these views and opinions are subject to change. The information is not a complete analysis of every aspect of any sector, industry or security of the Funds. Opinions and forecasts regarding industries, companies and/or themes and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of July 31, 2010 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased will remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. Investments in foreign securities may entail unique risks, including political, market and currency risks. An investment in a Fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain Funds utilize call options, short selling and derivatives as part of their investment strategy. Call options involve certain risks, such as limited gains and lack of liquidity of the underlying securities, and are not suitable for all investors. There are risks associated with short selling, including the risk that a Fund may have to cover the short position at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases. By engaging in certain derivative strategies or investing the proceeds received from selling securities short, a Fund is employing leverage, which creates special risks. The use of leverage may increase the Fund's exposure to long equity positions and make any change in the Fund's net asset value greater than without the use of leverage, which could result in increased volatility of returns. Derivatives are often more volatile than other investments and may magnify a Fund's gains or losses. A Fund could be negatively affected if the change in market value of the securities fails to correlate with the value of the derivatives purchased or sold.

ABOUT THIS REPORT — concluded

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Funds' performance against specific benchmarks. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The total return figures for the Morgan Stanley Capital International ("MSCI") EAFE® Index assumes change in security prices and the deduction of local taxes. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Indexes:

Citigroup 3-month Treasury Bill Index

The Citigroup 3-month Treasury Bill Index measures monthly return equivalents of yield averages that are not marked to market. The 3-month Treasury Bill Indexes consist of the last three three-month Treasury Bill issues.

MSCI EAFE® Index

The unmanaged MSCI EAFE® Index is a market capitalization-weighted index designed to measure the equity market performance of developed markets, excluding the United States and Canada. As of May 2010, the MSCI EAFE Index consisted of the following 22 developed market country indexes: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

Russell 2500™ Growth Index

The Russell 2500™ Growth Index measures the performance of the small to mid-cap growth segment of the U.S. equity universe. It includes those Russell 2500™ Index companies with higher price-to-book ratios and higher forecasted growth values.

Standard & Poor's 500

The unmanaged Standard & Poor's 500 ("S&P 500") is a market value-weighted index of large-cap common stocks considered representative of the broad market.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

At the beginning of the fiscal year, investors saw stock markets around the world climb higher. There were signs that an economic recovery was intact and that the recession may be over. By autumn of 2009, there were reports that U.S. home sales were stronger than expected and the Federal Reserve Board vowed to keep interest rates low. In fact, the third and fourth quarters of 2009 were not only good for the major market indexes, but for small-caps specifically. As history has shown, small-cap stocks tend to recover more quickly coming out of a recession and outperform their large-cap counterparts. This held true as the small-cap segment posted its best start to the calendar year since 2006. However, the upward trajectory came to an abrupt end in May and June of 2010, and there was a strong reversal in the markets' positive strength. This was due in large part to the sell-off that began in late April when fears took hold that some heavily indebted European countries, such as Greece, may default on their sovereign debt. Even the small-cap markets, which had such a strong showing during the first quarter of 2010, experienced their worst second calendar-year quarter in history, though they still managed to outperform large-caps. It wasn't until July, the final month of the 12-month reporting period, that markets rebounded.

While the economic picture may be muddled, many of the sub-advisers to the Old Mutual Funds I portfolios believe that though investors remain cautious of the potential for a double-dip recession, the likelihood of a second recession coming to fruition is relatively low. That said, many of the sub-advisers believe that investors will begin to focus on important long-term drivers of growth — valuation, earnings and quality — and, going forward, there may be significant opportunities for active stock selection in those higher-quality companies with improving earnings.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in the Old Mutual Funds I portfolios. Please do not hesitate to contact us if there is anything we can do to better serve you. Feel free to contact me directly at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds I

OLD MUTUAL ANALYTIC FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Analytic Investors, LLC

Performance Highlights

• *For the fiscal year ended July 31, 2010, Class A shares of the Old Mutual Analytic Fund posted a 3.92% return at net asset value, while the S&P 500 returned 13.84% and the Citigroup 3-month Treasury Bill Index returned 0.12%.*

• *Sectors that detracted from performance included information technology, industrials and utilities. On the contrary, healthcare, energy and materials were among the sectors that contributed positively to performance.*

• *Long positions in AmerisourceBergen, Ford Motor and Comcast were among the top contributors for the period.*

• *Among the top detractors for the period were short positions in Liberty Media Capital and Goldman Sachs Group, and a long position in Micron Technology.*

Q. How did the Fund perform relative to its Index?

A. For the fiscal year ended July 31, 2010, Class A shares of the Old Mutual Analytic Fund (the "Fund") posted a 3.92% return at net asset value, while the S&P 500 returned 13.84% and the Citigroup 3-month Treasury Bill Index returned 0.12%. Performance for all share classes can be found on page 6.

Q. What investment environment did the Fund face during the past year?

A. Stock markets around the world rose for the first part of the reporting period, came to an abrupt halt in May and June, and rebounded strongly during the final month of the fiscal year.

Signs that the recession was over and that the economic recovery was intact during the first half of the period — Federal Reserve Board Chairman Ben Bernanke pledged to keep interest rates low, home sales were stronger than expected and the European Union said they would backstop Greece's debt — caused investors to seek risky assets, with high beta and low quality characteristics. However, during the second quarter of 2010, the market rally stopped briefly, as investors were rattled due to a wide range of macroeconomic worries. The sell-off began in late April when fear of Greece and other European countries defaulting on their sovereign debt sent investors scurrying for less-risky assets. Markets rallied during the final month of the year ended July 31, 2010 as the threat of the global economy slipping back into recession diminished, and investors once again began to reward risk-based factors.

Q. Which market factors influenced the Fund's relative performance?

A. The equity portion of the Fund's portfolio added to the total return of the Fund during the period, but underperformed relative to the Index. Overweight exposures to companies with certain factors such as asset utilization and sales-to-price ratios performed well, as did an overweight position to companies with cash flow-to-price ratios. In addition, negative exposures to companies with above-average sales-per-share volatility and attractive duration beta contributed positively to performance as investors penalized these characteristics during the period. Positive exposure to companies with attractive historical earnings-to-price ratios and profit margins, as well as those with above-average growth in profitability detracted from performance during the period as investors penalized these measures. Negative exposure to companies with high financial leverage also dampened performance, as investors rewarded these measures.

Option positions detracted from performance during the period as the market continued to climb. While call options written on the PHLX Housing Sector Index, as well as on the Russell 1000 Index, added value, they were not able to overcome the performance of calls written on the S&P 500, KBW Regional Banking Index and ISE U.S. Regional Bank Index, which subtracted value during the fiscal year.

The global asset allocation overlay portion of the Fund detracted from performance during the fiscal year, with most of the underperformance occurring during the middle of the period. This is primarily because the global asset allocation overlay is a hedge-like product that is expected to underperform the S&P 500 in rapidly rising markets. The currency component posted strong positive returns during the year; however, it was not enough to offset the negative returns posted by the equity and VIX components of the strategy. (The VIX is determined by a complex formula based on the assumption that, other things being equal, options will trade at higher prices when expected volatility rises.) Within the equity strategy, underweights to several European countries (France, Netherlands and Sweden), as well as to Japan, detracted significantly from performance as these markets experienced large positive returns during the year. The VIX spot steadily declined through the first half of the period, causing the VIX component to detract from performance. Following the multiple spikes in the VIX in May, performance within the component picked up and posted positive returns in the subsequent months; however, they were not enough to offset the negative returns experienced during the rest of the period. On June 25, 2010, the Fund's Board of Trustees elected to discontinue the global asset allocation overlay strategy, effective on or around September 24, 2010.

Q. How did portfolio composition affect relative Fund performance?

A. Sectors that detracted from performance included information technology, industrials and utilities. On the contrary, healthcare, energy and materials were among the sectors that contributed positively to performance.

Long positions in AmerisourceBergen, Ford Motor and Comcast were among the top contributors for the period. AmerisourceBergen, a wholesale drug company, not only experienced successful product launches and strong revenues, but its earnings in the latter part of the period increased by 34% since the same time one year ago. Ford Motor, an American multinational automaker, announced that it would be adding 60 jobs and investing over $150 million to its Cleveland operations. The additional employees and investment will be used to build a new fuel-efficient engine for the 2011 Ford Mustang, and is part of Ford's investment into upgrading and creating new engines and transmissions for several models (including Lincoln and Mercury vehicles). Comcast, a cable operator, announced that it signed an agreement to form a joint venture with General Electric Company, in which 51% will be owned by Comcast and the remaining 49% by General Electric Company.

Among the top detractors for the period were short positions in Liberty Media Capital and Goldman Sachs Group, and a long position in Micron Technology. Liberty Media Capital a media conglomerate, saw its share price rise due to the completion of a merger between Liberty Entertainment, a division of Liberty Media, and DIRECTV Group. Liberty Entertainment is now a wholly owned subsidiary of DIRECTV (Holdings), a new public holding company. Goldman Sachs Group, a banking and securities firm, experienced a rise in share price based on false rumors that a settlement had been reached regarding the charges brought about by the SEC. Shares of Micron Technology, a semiconductor producer, suffered as a result of news that the European Union would be fining it, as well as several other companies, on charges of illegally fixing prices.

Q. What is the investment outlook for the U.S. large-cap stock market?

A. Analytic Investors, LLC ("Analytic"), the Fund's sub-adviser, intends to continue to emphasize stocks with attractive cash flow-to-price ratios. Analytic also intends to focus on select companies with above-average asset utilization, while de-emphasizing companies with higher-than-average analyst dispersion. Analytic further anticipates continuing to seek to emphasize companies with above-average historical earnings-to-price ratios, while moving away from companies with high sales-per-share volatility and above-average projected earnings growth.

Analytic's process is based on the fundamental belief that there is consistency in the types of characteristics investors prefer. If this holds going forward, Analytic believes the Fund should benefit from being properly positioned towards stocks with characteristics favored by investors.

It is important to note that the Fund is involved in the investment of derivative instruments. A derivative is a contract whose value is based on the performance of an underlying financial asset, index or other investment. Derivative use poses risks different from, or greater than, those associated with a direct investment in the securities underlying the Fund's Index.

*Top Ten Holdings
as of July 31, 2010**

Microsoft	3.8%
International Business Machines	3.7%
Chevron	3.7%
Johnson & Johnson	3.6%
ConocoPhillips	3.1%
Wells Fargo	2.8%
Time Warner	2.7%
United States Treasury Bill 0.201%, 02/10/11	2.4%
Amgen	2.4%
Exelon	2.3%
As a % of Total Fund Investments	30.5%

* Top Ten Holdings are all long positions.

OLD MUTUAL ANALYTIC FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (Unaudited)

Average Annual Total Returns as of July 31, 2010

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class A with load	03/31/05	(2.06)%	(6.46)%	n/a	(4.70)%
Class A without load	03/31/05	3.92%	(5.35)%	n/a	(3.64)%
Class C with load	03/31/05	2.21%	(6.06)%	n/a	(4.34)%
Class C without load	03/31/05	3.21%	(6.06)%	n/a	(4.34)%
Class Z	07/01/78	4.11%	(5.15)%	(0.02)%	8.31%[1]
Institutional Class	12/09/05[2]	4.11%	n/a	n/a	(5.88)%
S&P 500	07/01/78	13.84%	(0.17)%	(0.76)%	11.17%
Citigroup 3-month Treasury Bill Index	07/01/78	0.12%	2.58%	2.51%	5.75%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the July 22, 2010 supplement to the November 19, 2009 prospectus) are 2.31% and 2.07%; 2.87% and 2.82%; 1.87% and 1.81%; and 1.77% and 1.77%, respectively.

On December 9, 2005, Old Mutual Analytic Fund (the "Fund") acquired substantially all the assets and liabilities of the Analytic Defensive Equity Fund, a series of The Advisors' Inner Circle Fund (the "Predecessor Fund"). On June 24, 2002, the Predecessor Fund acquired substantially all of the assets and liabilities of the Analytic Defensive Equity Fund, a series of UAM Funds, Inc. II. Substantially similar strategies and policies were used to manage each of the funds. The Fund's Class Z shares are the successor class of the Predecessor Fund's Institutional Class. The Fund's Institutional Class is new.

[1] Based on Predecessor Fund's inception date of July 1, 1978. Total return is annualized.

[2] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 16, 2005.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on July 31, 2000 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other shares will vary due to differences in sales charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings* as of July 31, 2010 — % of Total Fund Investments



* sector weightings include only long positions.

Schedule of Investments

As of July 31, 2010

Description	Shares	Value (000)
Common Stock — 119.1%		
Aerospace/Defense — 2.0%		
General Dynamics (B)	26,654	$ 1,633
Total Aerospace/Defense		1,633
Airlines — 0.7%		
Delta Airlines*	47,245	561
Total Airlines		561
Applications Software — 4.6%		
Microsoft (B)	143,980	3,716
Total Applications Software		3,716
Auto-Cars/Light Trucks — 2.7%		
Ford Motor* (B)	171,163	2,186
Total Auto-Cars/Light Trucks		2,186
Building & Construction Products-Miscellaneous — 0.8%		
Owens Corning*	19,852	625
Total Building & Construction Products-Miscellaneous		625
Building-Residential/Commercial — 0.2%		
NVR*	240	150
Total Building-Residential/Commercial		150
Cable/Satellite TV — 3.5%		
Comcast, Cl A	45,169	879
DIRECTV, Cl A*	8,824	328
DISH Network, Cl A	18,142	364
Time Warner Cable (B)	23,073	1,319
Total Cable/Satellite TV		2,890
Cellular Telecommunications — 2.2%		
NII Holdings, Cl B* (B)	32,438	1,215
Sprint Nextel* (B)	121,948	557
Total Cellular Telecommunications		1,772
Chemicals-Diversified — 2.9%		
E.I. du Pont de Nemours	25,270	1,028
Huntsman (B)	127,326	1,333
Total Chemicals-Diversified		2,361
Chemicals-Specialty — 1.2%		
Eastman Chemical	15,363	962
Total Chemicals-Specialty		962
Coal — 0.4%		
Massey Energy	8,144	249
Walter Energy	1,613	115
Total Coal		364

Description	Shares	Value (000)
Commercial Banks-Southern US — 0.0%		
First Citizens BancShares, Cl A	163	$ 31
Total Commercial Banks-Southern US		31
Commercial Banks-Western US — 0.0%		
East West Bancorp	804	13
Total Commercial Banks-Western US		13
Commercial Services-Finance — 0.2%		
Lender Processing Services	4,000	128
Moody's	1,704	40
Total Commercial Services-Finance		168
Computer Services — 2.5%		
Cognizant Technology Solutions, Cl A*	22,654	1,236
Computer Sciences (B)	16,807	762
Total Computer Services		1,998
Computers — 9.0%		
Apple* (B)	7,551	1,942
Dell* (B)	120,068	1,590
Hewlett-Packard	1,270	58
International Business Machines (B)	28,814	3,700
Total Computers		7,290
Computers-Memory Devices — 0.3%		
Seagate Technology*	20,842	262
Total Computers-Memory Devices		262
Computers-Peripheral Equipment — 0.3%		
Lexmark International, Cl A*	7,397	272
Total Computers-Peripheral Equipment		272
Distribution/Wholesale — 0.5%		
WESCO International*	10,897	392
Total Distribution/Wholesale		392
Diversified Banking Institution — 4.0%		
Bank of America (B)	16,415	230
Citigroup*	142,973	586
Goldman Sachs Group (B)	12,182	1,837
JPMorgan Chase	14,626	589
Total Diversified Banking Institution		3,242
Diversified Manufacturing Operations — 1.4%		
General Electric	68,766	1,108
Total Diversified Manufacturing Operations		1,108
E-Commerce/Services — 0.6%		
NetFlix*	5,170	530
Total E-Commerce/Services		530

SCHEDULE OF INVESTMENTS

As of July 31, 2010

Description	Shares	Value (000)
Electric-Integrated — 5.0%		
Allegheny Energy	1,595	$ 36
Constellation Energy Group (B)	44,836	1,417
DTE Energy	7,748	358
Exelon (B)	54,486	2,279
Total Electric-Integrated		4,090
Electronic Components-Miscellaneous — 1.8%		
Garmin*	5,331	152
Jabil Circuit (B)	93,547	1,357
Total Electronic Components-Miscellaneous		1,509
Electronic Components-Semiconductors — 5.4%		
Advanced Micro Devices*	168,035	1,259
Intel	43,352	893
Micron Technology*	149,008	1,085
Texas Instruments (B)	45,786	1,130
Total Electronic Components-Semiconductors		4,367
Electronic Parts Distribution — 1.2%		
Tech Data* (B)	24,221	958
Total Electronic Parts Distribution		958
Food-Confectionery — 2.1%		
Hershey (B)	37,283	1,752
Total Food-Confectionery		1,752
Food-Meat Products — 1.9%		
Tyson Foods, Cl A (B)	86,801	1,520
Total Food-Meat Products		1,520
Food-Miscellaneous/Diversified — 1.9%		
Sara Lee (B)	104,436	1,545
Total Food-Miscellaneous/Diversified		1,545
Food-Retail — 1.6%		
SUPERVALU (B)	118,142	1,333
Total Food-Retail		1,333
Forestry — 0.1%		
Plum Creek Timber	1,751	63
Total Forestry		63
Gold Mining — 0.0%		
Newmont Mining	283	16
Total Gold Mining		16
Industrial Automation/Robot — 0.4%		
Rockwell Automation	6,086	330
Total Industrial Automation/Robot		330

Description	Shares	Value (000)
Industrial Gases — 0.1%		
Airgas	674	$ 44
Total Industrial Gases		44
Internet Security — 0.6%		
Symantec*	35,187	456
Total Internet Security		456
Investment Management/Advisory Services — 0.9%		
Franklin Resources	7,071	711
Total Investment Management/Advisory Services		711
Life/Health Insurance — 0.1%		
Prudential Financial	1,272	73
Total Life/Health Insurance		73
Machinery-Construction & Mining — 0.8%		
Joy Global	11,248	668
Total Machinery-Construction & Mining		668
Medical Products — 4.4%		
Johnson & Johnson (B)	61,141	3,552
Total Medical Products		3,552
Medical-Biomedical/Genetic — 4.8%		
Amgen* (B)	44,121	2,406
Biogen Idec* (B)	26,534	1,483
Total Medical-Biomedical/Genetic		3,889
Medical-Drugs — 1.0%		
Cephalon*	7,143	405
Eli Lilly	11,739	418
Total Medical-Drugs		823
Medical-HMO — 1.4%		
WellPoint* (B)	21,881	1,110
Total Medical-HMO		1,110
Medical-Wholesale Drug Distributors — 6.5%		
AmerisourceBergen (B)	41,798	1,253
Cardinal Health (B)	65,484	2,113
McKesson (B)	30,376	1,908
Total Medical-Wholesale Drug Distributors		5,274
Multimedia — 4.4%		
Time Warner (B)	85,492	2,690
Viacom, Cl B	27,962	924
Total Multimedia		3,614
Non-Hazardous Waste Disposal — 0.4%		
Waste Management	9,143	310
Total Non-Hazardous Waste Disposal		310

Description	Shares	Value (000)
Oil Companies-Exploration & Production — 0.5%		
EXCO Resources	5,498	$ 80
Mariner Energy*	819	20
SM Energy	6,782	281
Total Oil Companies-Exploration & Production		381
Oil Companies-Integrated — 11.4%		
Chevron (B)	48,429	3,691
ConocoPhillips (B)	56,339	3,111
Exxon Mobil	1,573	94
Marathon Oil	39,075	1,307
Murphy Oil (B)	18,860	1,033
Total Oil Companies-Integrated		9,236
Oil-Field Services — 0.1%		
Smith International	2,051	85
Total Oil-Field Services		85
Paper & Related Products — 0.6%		
Rayonier	9,348	456
Total Paper & Related Products		456
Photo Equipment & Supplies — 0.7%		
Eastman Kodak*	143,692	570
Total Photo Equipment & Supplies		570
Publishing-Newspapers — 0.1%		
New York Times, Cl A*	9,421	82
Total Publishing-Newspapers		82
Real Estate Operation/Development — 0.1%		
Forest City Enterprises, Cl A*	4,626	59
Total Real Estate Operation/Development		59
Reinsurance — 0.1%		
PartnerRe	1,110	80
Total Reinsurance		80
REITs-Hotels — 0.2%		
Hospitality Properties Trust	6,560	134
Total REITs-Hotels		134
REITs-Mortgage — 1.9%		
Chimera Investment (B)	400,996	1,552
Total REITs-Mortgage		1,552
Retail-Computer Equipment — 0.1%		
GameStop, Cl A*	2,980	60
Total Retail-Computer Equipment		60
Retail-Consumer Electronics — 1.3%		
Best Buy	31,067	1,077
Total Retail-Consumer Electronics		1,077

Description	Shares/Face Amount (000)	Value (000)
Retail-Pet Food & Supplies — 0.8%		
PetSmart	19,987	$ 621
Total Retail-Pet Food & Supplies		621
S&L/Thrifts-Eastern US — 2.1%		
New York Community Bancorp (B)	97,279	1,679
Total S&L/Thrifts-Eastern US		1,679
Schools — 1.0%		
ITT Educational Services*	10,397	839
Total Schools		839
Software Tools — 0.1%		
VMware, Cl A*	1,606	124
Total Software Tools		124
Super-Regional Banks-US — 6.3%		
Comerica	11,284	433
PNC Financial Services Group	12,285	730
US Bancorp (B)	50,511	1,207
Wells Fargo (B)	100,528	2,788
Total Super-Regional Banks-US		5,158
Telecommunications Equipment-Fiber Optics — 0.0%		
JDS Uniphase*	4,061	44
Total Telecommunications Equipment- Fiber Optics		44
Telephone-Integrated — 1.9%		
AT&T (B)	59,911	1,554
Total Telephone-Integrated		1,554
Tobacco — 2.0%		
Lorillard	6,983	532
Philip Morris International (B)	21,570	1,101
Total Tobacco		1,633
Transport-Services — 0.2%		
CH Robinson Worldwide	2,071	135
Total Transport-Services		135
Wireless Equipment — 0.8%		
Motorola*	86,521	648
Total Wireless Equipment		648
Total Common Stock (Cost $89,448)		**96,740**
U.S. Treasury Obligations — 3.0%		
United States Treasury Bill (C) 0.201%, 02/10/11	$2,410	2,407
Total U.S. Treasury Obligations (Cost $2,406)		**2,407**

SCHEDULE OF INVESTMENTS

As of July 31, 2010

Description	Shares/ Contracts	Value (000)
Money Market Fund — 0.3%		
Dreyfus Cash Management Fund, Institutional Class, 0.243% (A)	211,150	$ 211
Total Money Market Fund (Cost $211)		211
Purchased Option Contracts — 0.1%		
S&P 100 Index August 2010, 100 Call Strike Price: $520*	310	53
Total Purchased Option Contracts (Cost $93)		53
Total Investments — 122.5% (Cost $92,158)		99,411
Securities Sold Short — (19.6)%		
Advertising Sales — (0.4)%		
Clear Channel Outdoor Holdings, Cl A*	(31,919)	(351)
Total Advertising Sales		(351)
Agricultural Chemicals — (0.6)%		
Intrepid Potash*	(21,355)	(517)
Total Agricultural Chemicals		(517)
Applications Software — (0.4)%		
Nuance Communications*	(19,191)	(317)
Total Applications Software		(317)
Broadcast Services/Programming — (1.1)%		
Liberty Media - Capital, Ser A*	(18,582)	(867)
Total Broadcast Services/Programming		(867)
Casino Hotels — (0.2)%		
MGM Resorts International*	(16,000)	(174)
Total Casino Hotels		(174)
Cellular Telecommunications — (0.1)%		
Leap Wireless International*	(7,973)	(95)
Total Cellular Telecommunications		(95)
Commercial Banks-Central US — (0.5)%		
Marshall & Ilsley	(54,012)	(380)
Total Commercial Banks-Central US		(380)
Commercial Services-Finance — (0.2)%		
Morningstar*	(4,178)	(188)
Total Commercial Services-Finance		(188)
Computers-Integrated Systems — (1.0)%		
Brocade Communications Systems*	(161,331)	(799)
Total Computers-Integrated Systems		(799)
Diagnostic Kits — (0.9)%		
Alere*	(27,295)	(768)
Total Diagnostic Kits		(768)

Description	Shares	Value (000)
Distribution/Wholesale — (0.4)%		
LKQ*	(15,777)	$ (312)
Total Distribution/Wholesale		(312)
Electronic Components-Semiconductors — (1.8)%		
MEMC Electronic Materials*	(102,872)	(983)
Rambus*	(24,790)	(487)
Total Electronic Components-Semiconductors		(1,470)
Enterprise Software/Services — (0.4)%		
Novell*	(58,267)	(352)
Total Enterprise Software/Services		(352)
Finance-Investment Banker/Broker — (0.6)%		
Interactive Brokers Group, Cl A*	(27,107)	(449)
Total Finance-Investment Banker/Broker		(449)
Human Resources — (1.3)%		
Monster Worldwide*	(78,682)	(1,079)
Total Human Resources		(1,079)
Independent Power Producer — (0.9)%		
Ormat Technologies	(1,086)	(30)
RRI Energy*	(171,975)	(679)
Total Independent Power Producer		(709)
Medical Instruments — (0.2)%		
Boston Scientific*	(35,853)	(201)
Total Medical Instruments		(201)
Medical-Biomedical/Genetic — (3.1)%		
Dendreon*	(20,417)	(672)
Human Genome Sciences*	(31,652)	(821)
Vertex Pharmaceuticals*	(30,278)	(1,019)
Total Medical-Biomedical/Genetic		(2,512)
Motion Pictures & Services — (0.1)%		
DreamWorks Animation SKG, Cl A*	(2,140)	(67)
Total Motion Pictures & Services		(67)
Multi-line Insurance — (0.1)%		
Old Republic International	(6,557)	(82)
Total Multi-line Insurance		(82)
Oil Companies-Exploration & Production — (1.4)%		
Cobalt International Energy*	(7,326)	(61)
Comstock Resources*	(18,643)	(472)
Range Resources	(16,229)	(602)
Total Oil Companies-Exploration & Production		(1,135)
Private Corrections — (0.1)%		
Corrections Corp of America*	(3,822)	(75)
Total Private Corrections		(75)

Description	Shares/Contracts	Value (000)
Property/Casualty Insurance — (0.2)%		
Markel*	(355)	$ (120)
Total Property/Casualty Insurance		(120)
Retirement/Aged Care — (0.3)%		
Brookdale Senior Living*	(17,613)	(250)
Total Retirement/Aged Care		(250)
Semiconductor Components-Integrated Circuits — (0.3)%		
Cypress Semiconductor*	(21,539)	(228)
Total Semiconductor Components-Integrated Circuits		(228)
Telecommunications Equipment-Fiber Optics — (1.1)%		
Ciena*	(70,171)	(918)
Total Telecommunications Equipment-Fiber Optics		(918)
Television — (0.9)%		
Central European Media Enterprises, Cl A*	(34,516)	(742)
Total Television		(742)
X-Ray Equipment — (1.0)%		
Hologic*	(55,512)	(785)
Total X-Ray Equipment		(785)
Total Securities Sold Short (Proceeds received $(16,712))		(15,942)
Written Option Contracts — (2.7)%		
Call Options — (2.6)%		
ISE Integrated Oil and Gas Index		
August 2010, 100 Call		
Strike Price: $225*	(70)	(3)
ISE SINdex		
August 2010, 100 Call		
Strike Price: $107.5*	(145)	(115)
Russell 1000 Index		
August 2010, 100 Call		
Strike Price: $600*	(70)	(113)
Russell 2000 Index		
August 2010, 100 Call		
Strike Price: $630*	(45)	(134)
S&P 100 Index		
August 2010, 100 Call		
Strike Price: $495*	(310)	(391)
S&P 400 MidCap Index		
August 2010, 100 Call		
Strike Price: $760*	(50)	(90)
S&P 500 Index		
August 2010, 100 Call		
Strike Price: $1,085*	(400)	(1,168)
S&P 500 Index		
August 2010, 100 Call		
Strike Price: $1,180*	(70)	(4)
S&P 600 Index		
August 2010, 100 Call		
Strike Price: $360*	(85)	(54)
Total Call Options		(2,072)

Description	Contracts	Value (000)
Put Options — (0.1)%		
S&P 500 Index		
August 2010, 100 Put		
Strike Price: $1,080*	(50)	$ (66)
Total Put Options		(66)
Total Written Option Contracts (Proceeds received $(1,724))		(2,138)
Other Assets and Liabilities, Net — (0.2)%		(150)
Total Net Assets — 100.0%		$81,181

OLD MUTUAL ANALYTIC FUND — continued

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2010

The Fund had the following futures contracts open as of July 31, 2010:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
Long Positions:				
AEX Index Future	31	$ 2,659	08/20/2010	$ (18)
DAX Index Future	13	2,612	09/17/2010	32
FTSE 100 Index Future	33	2,716	09/17/2010	56
SPI 200 Index Future	13	1,312	09/16/2010	(10)
Short Positions:				
CAC 40 Euro Index Future	(7)	(332)	08/20/2010	(6)
FTSE MIB Index Future	(20)	(2,744)	09/17/2010	(150)
Hang Seng Index Future	(4)	(540)	08/30/2010	(2)
IBEX 35 Index Future	(5)	(682)	08/20/2010	(26)
OMXS30 Index Future	(14)	(203)	08/20/2010	(3)
S&P/TSX 60 Index Future	(5)	(665)	09/16/2010	(3)
S&P 500 EMINI Index Future	(31)	(1,702)	09/17/2010	17
TOPIX Index Future	(23)	(2,255)	09/09/2010	35
				$ (78)

As of July 31, 2010, the Fund had the following forward foreign currency contracts outstanding:

Counterparty	Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation (Depreciation) (000)
Morgan Stanley & Co	09/15/10	USD	(5,057,628)	AUD	5,900,000	$ 248
Morgan Stanley & Co	09/15/10	USD	(3,258,700)	CHF	3,700,000	296
Morgan Stanley & Co	09/15/10	USD	(3,903,923)	EUR	3,100,000	135
Morgan Stanley & Co	09/15/10	USD	(2,580,153)	GBP	1,700,000	86
Morgan Stanley & Co	09/15/10	USD	(1,152,565)	JPY	100,000,000	6
Morgan Stanley & Co	09/15/10	USD	(4,640,317)	NOK	30,000,000	287
Morgan Stanley & Co	09/15/10	USD	(2,549,485)	NZD	3,700,000	124
Morgan Stanley & Co	09/15/10	USD	(4,329,054)	SEK	34,000,000	382
Morgan Stanley & Co	09/15/10	AUD	(3,800,000)	USD	3,177,966	(239)
Morgan Stanley & Co	09/15/10	NOK	(26,000,000)	USD	4,014,541	(256)
Morgan Stanley & Co	09/15/10	NZD	(8,000,000)	USD	5,554,360	(227)
Morgan Stanley & Co	09/15/10	CAD	(4,300,000)	USD	4,151,146	(30)
Morgan Stanley & Co	09/15/10	CHF	(8,000,000)	USD	6,967,427	(718)
Morgan Stanley & Co	09/15/10	EUR	(1,600,000)	USD	1,946,010	(139)
Morgan Stanley & Co	09/15/10	GBP	(400,000)	USD	607,068	(20)
Morgan Stanley & Co	09/15/10	JPY	(100,000,000)	USD	1,139,991	(18)
Morgan Stanley & Co	09/15/10	SEK	(4,000,000)	USD	530,716	(24)
						$(107)

For descriptions of abbreviations and footnotes, please refer to page 30.

Other Information:

The Old Mutual Analytic Fund invested in various derivative instruments during the year ended July 31, 2010. The primary types of risk associated with these derivative instruments are equity risk and foreign exchange risk. Refer to Note 2 in the Notes to Financial Statements for further discussion about these risks and the objectives for utilizing derivative instruments. The effects of these derivative instruments on the Fund's financial position and financial performance as reflected in the Statement of Assets and Liabilities and Statement of Operations are presented in the tables below.

The fair value of derivative instruments as of July 31, 2010 by risk category (000):

	Asset Derivatives		Liability Derivatives	
Derivatives not designated as hedging instruments, carried at fair value	Statement of Asset and Liabilities Location	Fair Value	Statement of Asset and Liabilities Location	Fair Value
Equity contracts	Variation Margin Receivable on Futures Contracts	$ 140[†]	Variation Margin Payable on Futures Contracts	$ (218)[†]
Equity contracts	Investment Securities, at value	53	Written Option Contracts, at Value	(2,138)
Foreign exchange contracts	Unrealized Gain on Forward Foreign Currency Contracts	1,564	Unrealized Loss on Forward Foreign Currency Contracts	(1,671)
Total		$1,757		$(4,027)

[†] Includes amounts received and/or paid over the life of the futures contracts (representing the cumulative appreciation/depreciation) as reported in the Schedule of Investments. Only the current day's variation margin is reported within the Statement of Assets and Liabilities.

The effects of derivative instruments on the Statement of Operations for the year ended July 31, 2010 are as follows (000):

Amount of Realized Gain or (Loss) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Futures Contracts	Forward Foreign Currency Contracts	Purchased Option Contracts	Written Option Contracts	Total
Equity contracts	$(1,622)	$ —	$49	$(9,328)	$(10,901)
Foreign exchange contracts	—	5,039	—	—	5,039
Total	$(1,622)	$5,039	$49	$(9,328)	$ (5,862)

Change in Unrealized Appreciation or (Depreciation) on Derivatives Recognized in Income

Derivatives not designated as hedging instruments, carried at fair value	Futures Contracts	Forward Foreign Currency Contracts	Purchased Option Contracts	Written Option Contracts	Total
Equity contracts	$(1,855)	$ —	$53	$3,336	$ 1,534
Foreign exchange contracts	—	(2,734)	—	—	(2,734)
Total	$(1,855)	$(2,734)	$53	$3,336	$ (1,200)

OLD MUTUAL ANALYTIC FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2010

Other Information: (continued)

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of July 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 96,740	$ —	$—	$ 96,740
U.S. Treasury Obligations	—	2,407	—	2,407
Money Market Fund	211	—	—	211
Purchased Option Contracts	53	—	—	53
Securities Sold Short				
Securities Sold Short	(15,942)	—	—	(15,942)
Other Financial Instruments				
Futures Contracts*	(78)	—	—	(78)
Written Option Contracts	(2,138)	—	—	(2,138)
Forward Foreign Currency Contracts*	—	(107)	—	(107)
Total Investments	$ 78,846	$2,300	$—	$ 81,146

* Futures contracts and forward foreign currency contracts are not reflected in the Schedule of Investments and are valued at the unrealized appreciation/depreciation of the instrument.

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

14

OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Copper Rock Capital Partners, LLC

Q. How did the Fund perform relative to its Index?

A. For the fiscal year ended July 31, 2010, the Old Mutual Copper Rock Emerging Growth Fund (the "Fund") underperformed its benchmark, the Russell 2500 Growth Index (the "Index"). The Fund's Class A shares posted an 11.54% return at net asset value versus a 20.21% return for the Index. Performance for all share classes can be found on page 17.

Q. What investment environment did the Fund face during the past year?

A. The third and fourth quarters of 2009 were very good for the major market indexes. Specifically for small-cap stocks, the third quarter was one of the best quarters on record for the Russell 2000 Index and a nice continuation of the upward move since the market bottom on March 9, 2009. As 2009 came to an end, the overall health of the markets continued to improve. The VIX Index (which measures expectations of volatility in the stock market) trended lower in September and October — despite brief periods of volatility at the end of October and throughout December — and credit spreads continued to narrow, all of which helped to create a more favorable backdrop for fundamental, active managers.

As 2010 began, the markets generally trended upward during the first quarter despite intermittent concerns that the global recovery was slowing. Debt refinancing concerns in Greece and Portugal, coupled with fears over slowing growth in China, caused the markets to temporarily pull back in February. As history has shown, small-cap stocks tend to recover more quickly than large-cap stocks. In fact, during the first quarter of 2010, small-cap stocks experienced their best start since 2006, but the markets experienced a continuation of the smallest stocks' rally. Stocks priced under $5 and those with low return on equity, low return on invested capital, and higher debt, generally outperformed.

The second quarter of 2010 was a strong reversal from the positive strength the markets had shown during the prior several months. Volatility returned with a vengeance as Europe continued to work through its sovereign debt crisis, and softer-than-expected economic news in the U.S. led investors to fear a possible double-dip recession. For the small-cap markets, this was the worst second quarter in history, despite the fact that small-caps still managed to outperform their large-cap counterparts. Investors fled to traditionally safer havens, like Treasuries, as confidence in a U.S. economic recovery waned.

Q. Which market factors influenced the Fund's relative performance?

A. In addition to strong individual stock selection within the consumer staples and energy sectors, there were several individual contributors to performance from the consumer discretionary, industrials, healthcare and information technology sectors, although overall, these sectors were down during the period. The Fund also faced some negative headwinds as lower-quality micro-cap stocks remained attractive throughout much of 2009 and early 2010. Furthermore, during the second quarter of 2010, volatility crept back into the markets as uncertainty about a double-dip recession globally resurfaced.

Even as corporate earnings were relatively strong in April and May of 2010, and signs emerged that suggested a similar pattern may occur in the second quarter earnings season, the macroeconomic concerns in the market continued to outweigh any positive microeconomic signs demonstrated by the smaller-sized growth companies in which Copper Rock Capital Partners, LLC ("Copper Rock"), the Fund's sub-adviser, invests.

Performance Highlights

- *For the fiscal year ended July 31, 2010, the Old Mutual Copper Rock Emerging Growth Fund underperformed its benchmark, the Russell 2500 Growth Index. The Fund's Class A shares posted an 11.54% return at net asset value versus a 20.21% return for the Index.*

- *The consumer staples, energy and materials sectors contributed positively to performance, while stock selection in the consumer discretionary, information technology and industrials sectors detracted from performance.*

- *Bucyrus International, Green Mountain Coffee Roasters and priceline.com (no longer a Fund holding) were among the top contributors for the year.*

- *American Superconductor (no longer a Fund holding), Emulex and PrivateBancorp (no longer a Fund holding) were among the top detractors for the year.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Copper Rock Capital Partners, LLC

Top Ten Holdings
as of July 31, 2010

iShares Russell Midcap Growth Index Fund	2.9%
Green Mountain Coffee Roasters	2.6%
Affiliated Managers Group	2.6%
Roper Industries	2.5%
Polycom	2.3%
TransDigm Group	2.2%
Blackboard	2.2%
Flowserve	2.0%
Ultimate Software Group	2.0%
Rovi	1.8%
As a % of Total Fund Investments	23.1%

Q. How did portfolio composition affect relative Fund performance?

A. The consumer staples, energy and materials sectors contributed positively to performance, while stock selection in the consumer discretionary, information technology and industrials sectors detracted from performance.

Bucyrus International, Green Mountain Coffee Roasters and priceline.com (no longer a Fund holding) were among the top contributors for the year. Bucyrus International, a designer and manufacturer of mining equipment, experienced better-than-expected orders as a result of higher commodity prices, while significant cost controls and aftermarket sales drove better-than-expected margins. In addition, Bucyrus International entered into an agreement to purchase Terex's mining business, which is expected to be accretive when combined with its existing infrastructure and customer relationships. Green Mountain Coffee Roasters, a specialty coffee and coffeemaker business, has a superior product and good margin expansion. The company beat analysts' expectations in the fourth quarter of 2009 on strong holiday sales and further market penetration. The company continued to report strong sales and earnings growth through the second quarter of 2010, primarily as a result of the company's successful Keurig single-cup brewing system and its acquisition of Diedrich Coffee. Share prices of priceline.com, an online travel company, increased on additional strength in the hotel bookings business; however, the stock was sold as it reached Copper Rock's price target in the second quarter of 2010.

American Superconductor (no longer a Fund holding), Emulex and PrivateBancorp (no longer a Fund holding) were among the top detractors for the year. American Superconductor, a supplier of components and systems for wind turbines, underperformed during the period. Wind power generation in China and other emerging markets is expected to grow considerably over the next several years; however, American Superconductor stock pulled back on weaker-than-expected guidance and concerns that growth in China was slowing and would possibly reduce spending on wind power. Emulex, a provider of storage networking infrastructure, underperformed on news of a dilutive acquisition that Copper Rock believes impacts 2010 numbers but provides accretion in 2011 and beyond. This strategic acquisition was well telegraphed to Wall Street, and Copper Rock believes the underperformance to be short term. Copper Rock's belief is based on its expectation that the server refresh cycle will gain momentum in the latter half of 2010 and early 2011, which Copper Rock believes will cause Emulex's revenues to accelerate and operating margins to increase. PrivateBancorp, a Midwestern regional bank, posted a third quarter loss as the continued weakness in commercial lending caused it to take a significant write-down of its commercial loan book. This news was surprising to Wall Street but also to Copper Rock, as the firm felt management had not telegraphed this information amidst the bank's positive market share gains achieved against its regional competitor, La Salle Bank.

Q. What is the investment outlook for the small-cap growth market?

A. Copper Rock expects the market dynamics may be considerably different throughout the remainder of the year, despite persistent macroeconomic concerns that hampered the markets in July of 2010. Copper Rock remains cautious, however, as the firm expects the markets will reward good fundamentals, even though it remains clear that global economic concerns may sideline a positive-trending market much like they did in the second quarter of 2010. Copper Rock continues to believe the focus on the rest of 2010 will be on earnings and fundamentals: Copper Rock expects that the higher-quality companies will exceed Wall Street estimates, and the burden of proof will be on smaller, lower-quality companies to put up earnings that justify positive stock performance. Thus, Copper Rock continues to be patient in its execution and remains positioned with high-quality companies that Copper Rock believes can grow. With continued macroeconomic pressures, Copper Rock continues to look for good, secular growth ideas that Copper Rock believes may grow through muted, slower growth should weak economic sentiment continue to hover.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2010

	Inception Date[1]	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class A with load	07/29/05	5.13%	(2.77)%	(2.77)%
Class A without load	07/29/05	11.54%	(1.61)%	(1.61)%
Class Z	12/09/05	11.81%	n/a	(2.43)%
Institutional Class	07/29/05	11.96%	(1.18)%	(1.17)%
Russell 2500™ Growth Index	07/29/05	20.21%	1.84%	1.84%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class Z and Institutional Class shares (as reported in the November 19, 2009 prospectus) are 1.91% and 1.68%; 1.58% and 1.43%; and 1.19% and 1.23%, respectively.

[1] The inception date of each share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date the share classes were available for sale to shareholders was 08/01/05 for Class A and Institutional Class, and 12/16/05 for Class Z.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A and Institutional Class shares on the inception date of 7/29/05 to an investment made in unmanaged securities index on that date. Performance for the Fund's Class Z shares will vary due to differences in sales charges and expenses. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of July 31, 2010 — % of Total Fund Investments



OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND — continued

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2010

Description	Shares	Value (000)
Common Stock — 94.9%		
Aerospace/Defense — 2.2%		
TransDigm Group	26,186	$ 1,418
Total Aerospace/Defense		1,418
Aerospace/Defense-Equipment — 0.6%		
Orbital Sciences*	28,186	413
Total Aerospace/Defense-Equipment		413
Apparel Manufacturers — 0.2%		
Under Armour, Cl A*	2,983	112
Total Apparel Manufacturers		112
Auction House/Art Dealer — 1.3%		
Sotheby's	31,551	856
Total Auction House/Art Dealer		856
Auto/Truck Parts & Equipment-Original — 0.2%		
Tenneco*	4,004	111
Total Auto/Truck Parts & Equipment-Original		111
Building Products-Cement/Aggregate — 1.3%		
Martin Marietta Materials	10,002	854
Total Building Products-Cement/Aggregate		854
Chemicals-Diversified — 1.3%		
Solutia*	59,896	845
Total Chemicals-Diversified		845
Coffee — 2.6%		
Green Mountain Coffee Roasters*	53,865	1,658
Total Coffee		1,658
Commercial Banks-Eastern US — 0.7%		
Signature Bank*	11,213	431
Total Commercial Banks-Eastern US		431
Commercial Services — 2.7%		
Alliance Data Systems*	16,968	975
HMS Holdings*	13,025	734
Total Commercial Services		1,709
Commercial Services-Finance — 1.1%		
Coinstar*	15,036	684
Total Commercial Services-Finance		684
Computer Services — 2.0%		
SYKES Enterprises*	43,779	694
VanceInfo Technologies ADR*	22,201	564
Total Computer Services		1,258

Description	Shares	Value (000)
Computers-Integrated Systems — 1.9%		
Micros Systems*	14,512	$ 519
Riverbed Technology*	18,287	678
Total Computers-Integrated Systems		1,197
Consulting Services — 1.1%		
SAIC*	42,300	703
Total Consulting Services		703
Data Processing/Management — 1.1%		
Acxiom*	46,253	710
Total Data Processing/Management		710
Decision Support Software — 0.7%		
MSCI, Cl A*	13,819	446
Total Decision Support Software		446
Dental Supplies & Equipment — 0.6%		
Sirona Dental Systems*	11,924	367
Total Dental Supplies & Equipment		367
Distribution/Wholesale — 2.6%		
Watsco	10,547	588
WESCO International*	29,780	1,070
Total Distribution/Wholesale		1,658
Diversified Manufacturing Operations — 1.0%		
Acuity Brands	15,646	659
Total Diversified Manufacturing Operations		659
Drug Delivery Systems — 0.3%		
Nektar Therapeutics*	12,473	163
Total Drug Delivery Systems		163
E-Commerce/Products — 1.9%		
NutriSystem	32,302	632
Shutterfly*	22,265	558
Total E-Commerce/Products		1,190
Educational Software — 2.1%		
Blackboard*	35,825	1,360
Total Educational Software		1,360
Electronic Components-Semiconductors — 5.0%		
Cavium Networks*	5,713	153
Netlogic Microsystems*	27,877	824
Rovi*	26,116	1,162
Skyworks Solutions*	59,026	1,035
Total Electronic Components-Semiconductors		3,174

Description	Shares	Value (000)
E-Marketing/Information — 0.7%		
comScore*	21,654	$ 429
Total E-Marketing/Information		429
Enterprise Software/Services — 2.0%		
Ultimate Software Group*	39,790	1,284
Total Enterprise Software/Services		1,284
E-Services/Consulting — 0.4%		
GSI Commerce*	11,687	263
Total E-Services/Consulting		263
Finance-Consumer Loans — 1.4%		
Portfolio Recovery Associates*	12,790	891
Total Finance-Consumer Loans		891
Finance-Investment Banker/Broker — 1.1%		
Greenhill	10,291	700
Total Finance-Investment Banker/Broker		700
Finance-Other Services — 0.5%		
Higher One Holdings*	24,758	346
Total Finance-Other Services		346
Footwear & Related Apparel — 0.7%		
Deckers Outdoor*	6,288	320
Steven Madden*	2,669	103
Total Footwear & Related Apparel		423
Home Furnishings — 1.3%		
Tempur-Pedic International*	25,995	797
Total Home Furnishings		797
Hotels & Motels — 0.6%		
Home Inns & Hotels Management ADR*	8,570	361
Total Hotels & Motels		361
Human Resources — 2.2%		
Monster Worldwide*	49,991	686
Robert Half International	28,500	718
Total Human Resources		1,404
Investment Management/Advisory Services — 2.6%		
Affiliated Managers Group*	23,151	1,640
Total Investment Management/Advisory Services		1,640
Machinery-Construction & Mining — 0.2%		
Bucyrus International	1,733	108
Total Machinery-Construction & Mining		108
Machinery-Electrical — 0.2%		
Baldor Electric	2,870	110
Total Machinery-Electrical		110

Description	Shares	Value (000)
Machinery-General Industry — 4.5%		
IDEX	27,459	$ 883
Middleby*	6,952	400
Roper Industries	25,069	1,567
Total Machinery-General Industry		2,850
Machinery-Pumps — 2.0%		
Flowserve	13,001	1,289
Total Machinery-Pumps		1,289
Marine Services — 0.8%		
Aegean Marine Petroleum Network	25,301	520
Total Marine Services		520
Medical Instruments — 4.2%		
Edwards Lifesciences*	17,076	987
NuVasive*	24,334	797
Thoratec*	19,910	732
Volcano*	7,539	166
Total Medical Instruments		2,682
Medical Products — 2.3%		
Orthofix International*	23,380	708
Zoll Medical*	29,022	768
Total Medical Products		1,476
Medical-Biomedical/Genetic — 0.5%		
Seattle Genetics*	24,680	301
Total Medical-Biomedical/Genetic		301
Medical-Drugs — 0.5%		
Salix Pharmaceuticals*	8,102	344
Total Medical-Drugs		344
Networking Products — 2.6%		
Acme Packet*	4,986	141
Polycom*	49,850	1,480
Total Networking Products		1,621
Oil & Gas Drilling — 1.2%		
Rowan*	30,717	776
Total Oil & Gas Drilling		776
Oil Companies-Exploration & Production — 3.5%		
Atlas Energy*	25,285	748
Brigham Exploration*	35,170	607
Goodrich Petroleum*	24,191	301
Oasis Petroleum*	29,876	514
Rosetta Resources*	2,644	58
Total Oil Companies-Exploration & Production		2,228
Pharmacy Services — 1.7%		
Catalyst Health Solutions*	16,407	567
SXC Health Solutions*	7,500	509
Total Pharmacy Services		1,076

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2010

Description	Shares	Value (000)
Physician Practice Management — 2.3%		
IPC The Hospitalist*	28,880	$ 744
Mednax*	14,692	693
Total Physician Practice Management		1,437
Printing-Commercial — 1.1%		
VistaPrint*	20,772	686
Total Printing-Commercial		686
Research & Development — 1.8%		
Parexel International*	56,131	1,152
Total Research & Development		1,152
Retail-Apparel/Shoe — 3.4%		
Express*	59,928	1,052
Guess?	13,794	492
Gymboree*	14,572	631
Rue21*	221	7
Total Retail-Apparel/Shoe		2,182
Retail-Discount — 0.9%		
BJ's Wholesale Club*	12,986	592
Total Retail-Discount		592
Retail-Jewelry — 0.9%		
Tiffany	14,246	599
Total Retail-Jewelry		599
Retail-Perfume & Cosmetics — 1.0%		
Ulta Salon Cosmetics & Fragrance*	24,155	610
Total Retail-Perfume & Cosmetics		610
Retail-Restaurants — 2.2%		
Buffalo Wild Wings*	18,496	789
Chipotle Mexican Grill*	3,975	588
Total Retail-Restaurants		1,377
Schools — 3.0%		
Capella Education*	5,101	474
DeVry	14,793	796
Strayer Education	2,786	667
Total Schools		1,937
Semiconductor Components-Integrated Circuits — 1.5%		
Emulex*	107,457	935
Total Semiconductor Components-Integrated Circuits		935

Description	Shares	Value (000)
Telecommunications Equipment-Fiber Optics — 0.2%		
Finisar*	7,697	$ 123
Total Telecommunications Equipment-Fiber Optics		123
Theaters — 1.0%		
Cinemark Holdings	41,861	611
Total Theaters		611
Therapeutics — 0.6%		
Onyx Pharmaceuticals*	14,903	387
Total Therapeutics		387
Transport-Services — 1.1%		
HUB Group, Cl A*	21,450	690
Total Transport-Services		690
Virtual Reality Products — 0.5%		
RealD*	18,771	319
Total Virtual Reality Products		319
Wireless Equipment — 1.2%		
SBA Communications, Cl A*	21,642	783
Total Wireless Equipment		783
Total Common Stock (Cost $57,249)		60,315
Investment Company — 4.4%		
Growth-Mid Cap — 2.9%		
iShares Russell Midcap Growth Index Fund	40,086	1,868
Total Growth-Mid Cap		1,868
Growth-Small Cap — 1.5%		
iShares Russell 2000 Growth Index Fund	13,747	973
Total Growth-Small Cap		973
Total Investment Company (Cost $2,729)		2,841
Money Market Fund — 0.8%		
Dreyfus Cash Management Fund, Institutional Class, 0.243% (A)	488,977	489
Total Money Market Fund (Cost $489)		489
Total Investments — 100.1% (Cost $60,467)		63,645
Other Assets and Liabilities, Net — (0.1)%		(82)
Total Net Assets — 100.0%		$ 63,563

For descriptions of abbreviations and footnotes, please refer to page 30.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of July 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$60,315	$—	$—	$60,315
Investment Company	2,841	—	—	2,841
Money Market Fund	489	—	—	489
Total Investments	$63,645	$—	$—	$63,645

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL INTERNATIONAL EQUITY FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Acadian Asset Management LLC

Performance Highlights

- *For the fiscal year ended July 31, 2010, the Old Mutual International Equity Fund underperformed its benchmark, the MSCI EAFE Index. The Fund's Class A shares posted a 5.89% return at net asset value versus a 6.26% return for the Index.*

- *In terms of regions and countries, the Fund lost relative value from stock selection in Finland, Sweden and the U.K. There was relative value added back, however, from stock selection in Germany, Singapore and Japan.*

- *Jardine Cycle & Carriage, Commonwealth Bank of Australia (no longer a Fund holding) and D'Ieteren were among the top contributors to relative performance for the year.*

- *BP, E.ON and Enel were among the top detractors from relative performance for the year.*

Q. How did the Fund perform relative to its Index?

A. For the fiscal year ended July 31, 2010, the Old Mutual International Equity Fund (the "Fund") underperformed its benchmark, the MSCI EAFE Index (the "Index"). The Fund's Class A shares posted a 5.89% return at net asset value versus a 6.26% return for the Index. Performance for all share classes can be found on page 24.

Q. What investment environment did the Fund face during the past year?

A. The trailing year has been a volatile one for non-U.S. equities, as a surging market recovery in the latter part of 2009 was cut short in the second quarter of 2010, only to show some renewed signs of life in July. Looking at the period as a whole, the second half of 2009 was very strong for equity markets, as signs of global economic recovery became more abundant and corporate profits more than met investors' reduced expectations. The rally supported a broad appetite for risk and cheapness at the expense of earnings and financial quality. This focus began to abate in the fourth quarter of 2009, as investors shifted to earnings as the key driver of stock attractiveness. Risk conditions began to stabilize under this renewed attention to fundamentals, though market leadership remained quite narrow.

Moderately positive results amid continued signs of a global economic recovery started off 2010. The Asia-Pacific area saw the strongest gains, with Europe trailing as the first signs emerged of problems with the sovereign debt of Greece and other heavily indebted countries. Concerns about Europe quickly escalated, and this was a key factor in global markets' sharp plunge in the second quarter of 2010. Investors were also made pessimistic by tepid economic data, as well as fears that austerity measures and bank bailout costs would impede global recovery. Sentiment began to improve in July, however, as fears eased about European debt and bank capitalization issues. While the economic picture remained cloudy, there was enough renewed confidence for investors to return to equities with a higher appetite for risk. Beta exposure was rewarded in July 2010, with lower-quality, risk-sensitive issues again leading markets.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund's returns for the period were the result of relatively weak returns in 2009 being offset by positive active return for most of 2010 to date. Given the focus Acadian Asset Management LLC ("Acadian"), the Fund's sub-adviser, has on quantitative analysis, risk control and fundamentals, the Fund has tended to perform better in the recent environment with its more stable risk conditions than in the "junk rally" conditions of 2009. In the earlier period, many investors sought pure risk (hoping to leverage exposure to economic recovery) rather than rewarding valuation, earnings and other core stock attributes.

For the period as a whole, Acadian's active stock selection and active market weightings were moderately positive. The positions that helped the Fund's return most included stock selection and a market overweighting in Singapore, stock selection in Germany and France, a market underweighting in Spain, and stock selection in Japan (which was partly offset by negative return from an overweighting in this market). On the negative side, the Fund lost value in the U.K. from stock selection, principally from holding BP, the international oil and gas company. Stock selection in Portugal, Sweden, Finland and Hong Kong also detracted a small amount of return, as did market weightings in Austria, Canada, Greece and Australia.

Q. How did portfolio composition affect relative Fund performance?

A. In terms of regions and countries, the Fund lost relative value from stock selection in Finland, Sweden and the U.K. There was relative value added back, however, from stock selection in Germany, Singapore and Japan.

Jardine Cycle & Carriage, Commonwealth Bank of Australia (no longer a Fund holding) and D'Ieteren were among the top contributors to relative performance for the year. Jardine Cycle & Carriage, a Singapore auto retailer, saw its stock rise in the first quarter of 2010 after Goldman Sachs Group raised its price target for the automobile retailer and got a further boost in the second quarter after Morgan Stanley initiated coverage with an "overweight" rating. Commonwealth Bank of Australia, an Australian banking and life insurance company, rallied in the latter part of 2009 posting solid first-half profits after earnings were boosted by increased demand for home loans amid low lending rates. D'Ieteren, a Belgian auto importer and distributor, experienced a rise in its stock price early in the period after the company raised its annual forecast as profit growth accelerated in the third quarter of 2009. More recently, shares were buoyed by reports the company delivered 18% more new vehicles in the first part of 2010, outperforming the Belgian auto market as a whole.

BP, E.ON and Enel were among the top detractors from relative performance for the year. Shares of BP fell sharply in the first quarter of 2010 in the wake of the explosion of the Deepwater Horizon rig and ensuing catastrophic oil leak in the Gulf of Mexico. E.ON, a German power generation and gas production company, saw its stock decline in the first quarter of 2010 after the utility provider agreed to pay Russian company OAO Gazprom $140 million in January for unused gas in 2009 under a "take-or-pay" contract. Enel, an Italian utility company, proposed to cut its dividend by nearly half at the beginning of 2010 in an attempt to lower debt, and as a result its shares tumbled.

Q. What is the investment outlook for international stocks?

A. Global equity markets may continue to be choppy over the coming months, with recent events negatively affecting cyclical sectors, commodities, and credit risk. Over the past quarter, investors have been unsettled by the turmoil stemming from the European debt crisis and the related risks of fiscal tightening to the region's recovery, as well as concerns about China's growth sustainability. In the U.S., employment and housing remain uncertain, as recent data have failed to signal meaningful improvements in these key areas.

Despite these risks, Acadian continues to assess the likelihood of a double-dip recession as relatively low. Although Acadian believes that global recovery will be tempered as long as credit growth remains restricted, particularly in Europe, a number of factors could help support a trend of moderate growth and somewhat more steady equity returns in the second half of the year. These include continued stabilization in global gross domestic product, firmer global demand supporting export-driven markets, sustained accommodative monetary policy in key areas, and an overall positive near-term earnings outlook.

However these situations play out, Acadian expects significant opportunities for active stock selection, focusing on a range of stock attributes, and believes that valuation, earnings, quality and other characteristics will be important long-term drivers of return. In particular, higher-quality companies with improving earnings are likely to do well in a period of uncertainty. Acadian will continue to target the best valued of these, and focus on risk control in broad, diverse portfolios.

Top Ten Holdings as of July 31, 2010	
Nestle	3.4%
HSBC Holdings	3.4%
Royal Dutch Shell, Cl A	3.3%
BHP Billiton	2.6%
AstraZeneca (GBP)	2.5%
Unilever	2.4%
BP	2.1%
E.ON	2.1%
Deutsche Telekom	2.0%
DBS Group Holdings	1.9%
As a % of Total Fund Investments	25.7%

International Equity Fund

OLD MUTUAL INTERNATIONAL EQUITY FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2010

	Inception Date	1 Year Return	Annualized Inception to Date
Class A with load	12/30/05	(0.23)%	(4.42)%
Class A without load	12/30/05	5.89%	(3.17)%
Class Z	12/30/05	6.07%	(2.94)%
Institutional Class	12/30/05	6.43%	(2.68)%
MSCI EAFE Index	12/30/05	6.26%	(0.10)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class Z and Institutional Class shares (as reported in the November 19, 2009 prospectus) are 3.43% and 1.52%; 3.85% and 1.27%; and 1.55% and 1.02%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 12/30/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of July 31, 2010 — % of Total Fund Investments



24

Schedule of Investments

As of July 31, 2010

Description	Shares	Value (000)
Common Stock — 1.4%		
B2B/E-Commerce — 0.0%		
Global Sources*	319	$ 3
Total B2B/E-Commerce		3
Commercial Banks Non-US — 0.2%		
Allied Irish Banks ADR*	42,024	105
Total Commercial Banks Non-US		105
Computers — 1.1%		
Research In Motion*	8,907	512
Total Computers		512
Electronic Components-Miscellaneous — 0.1%		
NAM TAI Electronics*	14,900	65
Total Electronic Components-Miscellaneous		65
Total Common Stock (Cost $795)		685
Foreign Common Stock — 97.9%		
Australia — 5.6%		
BHP Billiton	35,722	1,297
Credit Corp Group	2,021	5
Origin Energy	1,682	24
RCR Tomlinson	33,105	30
RHG*	87,115	53
Rio Tinto	11,479	737
Santos	51,337	619
Total Australia		2,765
Austria — 1.7%		
Erste Group Bank	5,153	206
OMV	18,281	611
Telekom Austria	200	3
Voestalpine	127	4
Total Austria		824
Belgium — 1.5%		
Ageas	25,279	69
Barco*	4,175	209
D'Ieteren	718	346
Euronav	40	1
Kinepolis Group	940	51
Recticel	7,070	70
Total Belgium		746

Description	Shares	Value (000)
Canada — 2.4%		
Canadian Natural Resources	15,600	$ 537
Cardiome Pharma*	10,100	83
Cascades	14,700	99
Cott*	41,600	249
EnCana	2,900	89
QLT*	20,400	117
Total Canada		1,174
China — 0.7%		
Pacific Textile Holdings	100,000	57
SunVic Chemical Holdings*	1,000	—
Yangzijiang Shipbuilding Holdings	272,000	291
Total China		348
Denmark — 0.1%		
Monberg & Thorsen A/S, Cl B	186	11
PER Aarsleff A/S, Cl B	283	23
Total Denmark		34
Finland — 0.1%		
Digia	5,565	36
Fiskars OYJ ABP	110	2
Total Finland		38
France — 5.2%		
AXA	75	1
BNP Paribas	11,879	812
Cegid Group	917	25
Cie des Alpes	832	22
Devoteam	644	15
Etam Developpement*	707	33
Groupe Steria SCA	14,228	386
LDC	129	13
Linedata Services	1,290	16
NetGem	4,971	20
Parrot*	8,935	175
Peugeot	1,540	46
Sanofi-Aventis	15,815	919
Tessi	257	19
Total	1,116	56
Video Futur Entertainment Group*	4,971	2
Total France		2,560
Germany — 11.6%		
ADVA Optical Networking*	21,136	130
Allianz	7,859	913
Amadeus Fire	2,335	69
Aurubis	2,900	132
BASF	15,417	902
Bavaria Industriekapital	925	15
Cewe Color Holding	836	27
Deutsche Bank	10,440	729
Deutsche Post	21,181	369
Deutsche Telekom	74,444	1,000

OLD MUTUAL INTERNATIONAL EQUITY FUND — continued

SCHEDULE OF INVESTMENTS

As of July 31, 2010

Description	Shares	Value (000)
Germany — continued		
E.ON	33,788	$ 1,011
Freenet	62	1
Infineon Technologies*	39,872	270
Koenig & Bauer	565	11
Loewe	1,348	11
VTG	7,856	126
Total Germany		5,716
Greece — 0.3%		
OPAP	10,780	160
Total Greece		160
Hong Kong — 5.2%		
Allied Properties	120,000	24
Amax Holdings*	5,922,000	64
Champion Technology Holdings	6,316,000	164
CLP Holdings	120,500	890
Courage Marine Group	17,000	2
Dickson Concepts International	19,000	14
DMX Technologies Group*	38,000	10
Dragon Hill Wuling Automobile Holdings*	130,000	12
Fairwood	45,500	48
Galaxy Entertainment Group*	138,000	92
Hannstar Board International Holdings	84,000	18
Hutchison Whampoa	114,000	754
Jardine Strategic Holdings	14,500	341
Kantone Holdings	570,000	9
Keck Seng Investments	24,900	13
Luen Thai Holdings	137,000	14
Next Media*	246,000	35
Victory City International Holdings	228,000	48
Wing On International	7,000	12
Total Hong Kong		2,564
Italy — 3.0%		
Banca Popolare dell'Emilia Romagna	169	2
De'Longhi	6,503	32
Enel	162,373	796
Engineering Ingegneria Informatica	1,424	37
Exor	26	1
Milano Assicurazioni	521	1
Telecom Italia	241,174	307
UniCredit	102,603	287
Total Italy		1,463
Japan — 25.2%		
Aeon	29,800	319
Airport Facilities	3,900	14
Alfresa Holdings	200	9
Ando	12,000	15
Arakawa Chemical Industries	2,900	32
Arc Land Sakamoto	2,000	26
Argo Graphics	800	9

Description	Shares	Value (000)
Japan — continued		
Arnest One	3,200	$ 36
Artnature	5,600	51
Asahi Glass	17,000	173
Asahi Industries	15	25
Astellas Pharma	24,400	825
Bando Chemical Industries	10,000	33
Best Bridal	4	12
Canon	50	2
Chubu Steel Plate	12,700	72
Combi	1,500	12
Daido Kogyo	8,000	13
Daihatsu Diesel Manufacturing	4,000	14
Daiichikosho	4,200	62
Dainichi	1,800	12
Faith	1,196	103
Fuji Soft	2,200	36
Fujimori Kogyo	1,400	19
Fujitsu	93,100	660
FuKoKu	2,000	17
Fukuda Denshi	1,300	31
Hajime Construction	2,900	83
Haruyama Trading	1,500	7
Haseko	500	—
Hazama	26,300	23
HI-LEX	2,800	39
Hitachi	161,000	668
Hokkan Holdings	4,000	11
H-One	1,200	9
Iida Home Max	3,700	32
Imasen Electric Industrial	884	11
INES	4,100	27
Innotech	2,200	13
Iwatani	21,000	59
JMS	3,000	11
Kamei	3,000	13
Kanematsu Electronics	2,300	21
Kawasumi Laboratories	10,000	65
Koike Sanso Kogyo	6,000	16
Komatsu Seiren	10,000	38
Konishi	1,900	21
KRS	1,600	16
Kyodo Printing	12,000	29
Marubeni	104,000	558
Marubun	4,800	27
Mimasu Semiconductor Industry	1,500	18
Mitani	500	3
Mitsubishi UFJ Financial Group	49,500	245
Mitsui	14,000	180
Mitsui Home	2,000	10
Mr Max	400	2
Nagase	34,000	373
Namura Shipbuilding	17,400	98
NIC	13,900	58
Nichireki	12,000	58

Description	Shares	Value (000)
Japan — continued		
NIFTY	59	$ 53
Nihon Kagaku Sangyo	2,000	15
Nihon Yamamura Glass	1,000	3
Nippo	15,000	104
Nippon Electric Glass	5,000	64
Nippon Game Card	26	30
Nippon Road	30,000	65
Nippon Steel	700	2
Nippon Steel Trading	1,000	3
NIS Group*	24,600	5
Nissan Motor	84,900	650
Nisshin Fudosan	2,900	20
Nissin Sugar Manufacturing	7,000	15
Noevir	1,600	19
Nojima	1,028	7
NTT	21,500	894
NTT Data	139	506
NTT DoCoMo	59	94
Obayashi Road	31,000	64
Pacific Industrial	4,000	18
Piolax	2,800	54
Pressance	8	16
Raysum*	60	16
Relo Holdings	4,100	64
Riken Technos	8,000	22
Ryoden Trading	2,000	11
Ryoyo Electro	11,100	118
Saison Information Systems	2,800	21
Sakata INX	2,000	9
Sanko Marketing Foods	14	13
Satori Electric	6,400	50
Scroll	4,300	15
Seria	1	2
Shidax	5,000	18
Shinsho	3,000	6
Sinanen	3,000	12
Soft99	400	2
Softbank	21,500	641
Sojitz	245,300	389
Soken Chemical & Engineering	700	11
Sony	22,400	701
Studio Alice	9,700	83
Sumikin Bussan	2,000	4
Sumitomo Heavy Industries	7,000	41
Sumitomo Mitsui Financial Group	1,400	43
Suncall	4,000	18
T&K Toka	1,500	19
Taiyo Elec	2,300	13
Takagi Securities	19,000	29
Takeda Pharmaceutical	19,600	899
Techno Ryowa	1,200	6
Teikoku Sen-I	1,000	6
Toa Oil	11,000	12
Tokyu Construction	5,080	13

Description	Shares	Value (000)
Japan — continued		
Torii Pharmaceutical	6,600	$ 108
Tosei	53	19
Toshiba TEC	21,000	76
Totetsu Kogyo	29,000	188
Touei Housing	7,100	75
Toyota Tsusho	20,700	314
Universe	700	10
Watabe Wedding	3,900	46
Yasunaga	2,100	12
Yellow Hat	2,700	19
Zojirushi	18,000	46
Total Japan		12,395
Netherlands — 8.5%		
EADS	25,608	607
Gamma Holding	57	2
Koninklijke Philips Electronics	21,897	681
Royal Dutch Shell, Cl A	59,030	1,628
Teleplan International	32,125	87
TNT	53	2
Unilever	39,546	1,163
Total Netherlands		4,170
New Zealand — 0.0%		
Sky Network Television	210	1
Total New Zealand		1
Norway — 0.4%		
Atea ASA	14,500	102
Norske Skogindustrier*	52,125	64
Total Norway		166
Portugal — 1.1%		
EDP — Energias de Portugal	164,896	542
Novabase SGPS*	1,941	8
Total Portugal		550
Singapore — 4.4%		
DBS Group Holdings	87,000	923
GP Batteries International	14,000	19
Jardine Cycle & Carriage	21,526	568
Oversea-Chinese Banking	43,000	286
QAF	7,000	3
Singapore Airlines	32,000	368
Total Singapore		2,167
Sweden — 2.9%		
AstraZeneca (SEK)	317	16
Bilia AB, Cl A	13,310	201
Electrolux AB, Ser B	24,441	545
Industrial & Financial Systems, Cl B	3,345	38
Industrivarden AB, Cl A	2,056	27
Industrivarden AB, Cl C	5,968	75

OLD MUTUAL INTERNATIONAL EQUITY FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2010

Description	Shares	Value (000)
Sweden — continued		
Nolato AB, Cl B	8,008	$ 88
Saab AB, Cl B	18,784	244
Volvo AB, Cl B	14,742	184
Total Sweden		1,418
Switzerland — 4.2%		
Advanced Digital Broadcast Holdings	3,308	92
Bell Holding	28	44
Bossard Holding	337	28
Calida Holding	25	12
Clariant	2,517	33
Emmi	705	108
Nestle	33,559	1,659
Novartis	253	12
Swisslog Holding	37,055	27
UBS	2,272	39
Total Switzerland		2,054
United Kingdom — 13.8%		
Anglo-Eastern Plantations	1,127	10
AstraZeneca (GBP)	24,352	1,221
Aveva Group	94	2
Barclays	19,784	102
BHP Billiton	4,983	153
BP	163,017	1,043
British Polythene Industries	2,378	8
Cape*	7,630	32
Character Group	242	—
Chaucer Holdings	257	—
Chime Communications	7,025	19
Clarkson	319	4
Colt Group*	27,500	56
Dart Group	40,418	46
Davis Service Group	31,578	185
DS Smith	14,070	32
Hilton Food Group	1,087	4
HSBC Holdings	162,806	1,656
Imperial Tobacco Group	27,616	781
Lloyds Banking Group*	332	—
Logica	214,837	365
Mondi	2,600	18
Next	1,107	37
Renew Holdings	2,084	1
Rio Tinto	7,505	388
Royal Bank of Scotland Group*	588,095	460
RPC Group	25,287	105
Tribal Group	14,443	14
Vitec Group	1,800	12
WM Morrison Supermarkets	7,362	31
Total United Kingdom		6,785
Total Foreign Common Stock (Cost $45,355)		48,098

Description	Shares	Value (000)
Foreign Preferred Stock — 0.0%		
Germany — 0.0%		
Villeroy & Boch	3,475	$ 18
Total Germany		18
Total Foreign Preferred Stock (Cost $17)		18
Money Market Fund — 0.4%		
Dreyfus Cash Management Fund, Institutional Class, 0.243% (A)	171,387	171
Total Money Market Fund (Cost $171)		171
Total Investments — 99.7% (Cost $46,338)		48,972
Other Assets and Liabilities, Net — 0.3%		165
Total Net Assets — 100.0%		$ 49,137

For descriptions of abbreviations and footnotes, please refer to page 30.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of July 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 685	$ —	$ —	$ 685
Foreign Common Stock				
Australia	—	2,765	—	2,765
Austria	—	824	—	824
Belgium	—	746	—	746
Canada	1,174	—	—	1,174
China	—	348	—	348
Denmark	—	34	—	34
Finland	—	38	—	38
France	—	2,560	—	2,560
Germany	—	5,716	—	5,716
Greece	—	160	—	160
Hong Kong	—	2,564	—	2,564
Italy	—	1,463	—	1,463
Japan	—	12,395	—	12,395
Netherlands	—	4,170	—	4,170
New Zealand	—	1	—	1
Norway	—	166	—	166
Portugal	—	550	—	550
Singapore	—	2,167	—	2,167
Sweden	—	1,418	—	1,418
Switzerland	—	2,054	—	2,054
United Kingdom	—	6,785	—	6,785
Foreign Preferred Stock				
Germany	—	18	—	18
Money Market Fund	171	—	—	171
Total Investments	$ 2,030	$ 46,942	$ —	$ 48,972

Refer to the "Security Valuation" section of Note 2 for further information.

Notes to Schedules of Investments

* Non-income producing security.

(A) — The rate reported represents the 7-day effective yield as of July 31, 2010.

(B) — All or a portion of this security is held as cover for securities sold short, forward foreign currency contracts or open written option contracts.

(C) — All or a portion of this security is held as required margin for open futures contracts. The rate reported represents the effective yield at the time of purchase.

ADR — American Depositary Receipt
AUD — Australian Dollar
CAD — Canadian Dollar
CHF — Swiss Franc
Cl — Class
EUR — Euro
GBP — British Pound Sterling
HMO — Health Maintenance Organization
JPY — Japanese Yen
NOK — Norwegian Krone
NZD — New Zealand Dollar
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
SEK — Swedish Krona
Ser — Series

Amounts designated as "—" are either $0 or have been rounded to $0.
Cost figures are shown with "000's" omitted.

This page is intentionally left blank.

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)

AS OF JULY 31, 2010

	Old Mutual Analytic Fund	Old Mutual Copper Rock Emerging Growth Fund	Old Mutual International Equity Fund
Assets:			
Investment Securities, at cost	$ 92,158	$ 60,467	$ 46,338
Investment Securities, at value	$ 99,411	$ 63,645	$ 48,972
Cash Deposits held at Prime Broker	323	—	—
Foreign Currency (cost $ —, $ —, $125)	—	—	127
Unrealized Gain on Forward Foreign Currency Contracts	1,564	—	—
Receivable for Capital Shares Sold	4	51	11
Receivable from Investment Adviser	27	2	20
Receivable for Investment Securities Sold	—	6,108	—
Receivable for Dividends and Interest	81	2	98
Variation Margin Receivable on Futures Contracts	78	—	—
Other Assets	11	10	5
Total Assets	101,499	69,818	49,233
Liabilities:			
Payable for Investment Securities Purchased	—	6,139	—
Payable for Capital Shares Redeemed	262	13	—
Variation Margin Payable on Futures Contracts	44	—	—
Written Option Contracts, at Value, (Proceeds received of $1,724, $ —, $ —)	2,138	—	—
Securities Sold Short, at Value (Proceeds received of $16,712, $ —, $ —)	15,942	—	—
Unrealized Loss on Forward Foreign Currency Contracts	1,671	—	—
Payable for Administration Fees	7	5	4
Payable for Distribution & Service Fees	7	—	—
Payable for Management Fees	66	48	40
Payable for Trustees' Fees	2	1	2
Accrued Expenses	179	49	50
Total Liabilities	20,318	6,255	96
Net Assets	$ 81,181	$ 63,563	$ 49,137
Net Assets:			
Paid-in Capital ($0.001 par value, unlimited authorization)	$ 237,622	$ 81,097	$ 93,549
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	107	—	565
Accumulated Net Realized Gain (Loss) on Investments, Securities Sold Short, Futures, Written Options and Foreign Currency Transactions	(163,972)	(20,712)	(47,617)
Net Unrealized Appreciation on Investments, Securities Sold Short, Futures, Written Options and Foreign Currency Transactions	7,424	3,178	2,640
Net Assets	$ 81,181	$ 63,563	$ 49,137
Net Assets – Class A	$ 38,274	$ 3,079	$ 363
Net Assets – Class C	20,558	N/A	N/A
Net Assets – Class Z	22,347	13,498	528
Net Assets – Institutional Class	2	46,986	48,246
Outstanding Shares of Beneficial Interest – Class A	4,242,771	357,932	45,338
Outstanding Shares of Beneficial Interest – Class C	2,372,285	N/A	N/A
Outstanding Shares of Beneficial Interest – Class Z	2,451,997	1,549,034	65,723
Outstanding Shares of Beneficial Interest – Institutional Class	168	5,339,437	5,987,107
Net Asset Value and Redemption Price Per Share – Class A^	$ 9.02	$ 8.60	$ 8.00
Maximum Offering Price Per Share Class A (Net Asset Value/94.25%)	$ 9.57	$ 9.12	$ 8.49
Net Asset Value, Offering and Redemption Price Per Share – Class C †^	$ 8.67	N/A	N/A
Net Asset Value, Offering and Redemption Price Per Share – Class Z^	$ 9.11	$ 8.71	$ 8.03
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class^	$ 9.12	$ 8.80	$ 8.06

Amounts designated as "—" are either $0 or have been rounded to $0.
†Class C shares have a contingent deferred sales charge. For a description of possible sales charge, please see the Fund's Prospectus.
^Net Assets divided by shares may not calculate to the stated NAV because these amounts are shown rounded.
N/A — Not Applicable

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS (000)

FOR THE YEAR ENDED JULY 31, 2010

	Old Mutual Analytic Fund	Old Mutual Copper Rock Emerging Growth Fund	Old Mutual International Equity Fund
Investment Income:			
Dividends	$ 2,586	$ 537	$ 1,818
Interest	70	—	—
Less: Foreign Taxes Withheld	—	—	(149)
Total Investment Income	2,656	537	1,669
Expenses:			
Management Fees	1,093	634	592
Administration Fees	115	70	59
Distribution and Service fees:			
Class A	144	9	1
Class C	312	1	1
Trustees' Fees	68	43	37
Custodian Fees	34	14	77
Professional Fees	47	38	36
Registration and SEC Fees	52	35	42
Transfer Agent Fees	378	80	9
Dividend Expense on Securities Sold Short	144	—	—
Interest Expense on Securities Sold Short	117	—	—
Pricing Fees	14	1	67
Other Expenses	149	35	18
Total Expenses	2,667	960	939
Less:			
Net Waiver of Management Fees	(455)	(46)	(330)
Net Expenses	2,212	914	609
Net Investment Income (Loss)	444	(377)	1,060
Net Realized Gain from Investment Transactions (including Securities Sold Short)	29,440	13,564	5,452
Net Realized Gain (Loss) on Foreign Currency Transactions	5,094	—	(135)
Net Realized Loss on Futures Contracts	(1,622)	—	—
Net Realized Loss on Written Option Contracts	(9,328)	—	—
Net Change in Unrealized Depreciation on Investments (including Securities Sold Short)	(18,211)	(4,597)	(959)
Net Change in Unrealized Depreciation on			
Forward Foreign Currency Contracts and Foreign Currency Transactions	(2,734)	—	(2)
Net Change in Unrealized Depreciation on Futures Contracts	(1,855)	—	—
Net Change in Unrealized Appreciation on Written Option Contracts	3,336	—	—
Net Realized and Unrealized Gain on Investments	4,120	8,967	4,356
Increase in Net Assets Resulting from Operations	$ 4,564	$ 8,590	$ 5,416

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS (000)

	Old Mutual Analytic Fund	
	8/1/09 to 7/31/10	8/1/08 to 7/31/09
Investment Activities:		
Net Investment Income (Loss)	$ 444	$ 205
Net Increase from Payment by Affiliates [1]	—	—
Net Realized Gain (Loss) from Investments (including Securities Sold Short), Written Option Contracts, Futures Contracts, Forward Foreign Currency Contracts and Foreign Currency Transactions	23,584	(148,361)
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short) Forward Foreign Currency Contracts, Foreign Currency Transactions, Futures Contracts, and Written Option Contracts	(19,464)	14,353
Net Increase (Decrease) in Net Assets Resulting from Operations	4,564	(133,803)
Dividends and Distributions to Shareholders From:		
Net Investment Income:		
Class A	—	—
Class C	—	—
Class Z	—	—
Institutional Class	—	—
Total Dividends and Distributions	—	—
Capital Share Transactions:		
Class A		
Shares Issued	4,310	25,346
Shares Issued upon Reinvestment of Distributions	—	—
Redemption Fees	—	4
Shares Redeemed	(51,903)	(155,699)
Total Class A Capital Share Transactions	(47,593)	(130,349)
Class C [2]		
Shares Issued	199	1,925
Redemption Fees	—	—
Shares Redeemed	(32,650)	(69,385)
Total Class C Capital Share Transactions	(32,451)	(67,460)
Class Z		
Shares Issued	5,816	4,430
Shares Issued upon Reinvestment of Distributions	—	—
Redemption Fees	—	—
Shares Redeemed	(14,084)	(18,041)
Total Class Z Capital Share Transactions	(8,268)	(13,611)
Institutional Class		
Shares Issued	—	1,530
Shares Issued upon Reinvestment of Distributions	—	—
Redemption Fees	—	—
Shares Redeemed	(12,400)	(9,923)
Total Institutional Class Capital Share Transactions	(12,400)	(8,393)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions	(100,712)	(219,813)
Total Increase (Decrease) in Net Assets	(96,148)	(353,616)
Net Assets:		
Beginning of Period	177,329	530,945
End of Period	$ 81,181	$ 177,329
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ 107	$ (10,783)

Amounts designated as "—" are either $0 or have been rounded to $0.

[1] See Note 2.

[2] Class C shares of the Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund were closed in 2009. See Note 1 for further details.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Copper Rock Emerging Growth Fund		Old Mutual International Equity Fund	
	8/1/09 to 7/31/10	8/1/08 to 7/31/09	8/1/09 to 7/31/10	8/1/08 to 7/31/09
	$ (377)	$ (513)	$ 1,060	$ 1,509
	—	1	—	2
	13,564	(21,956)	5,317	(44,891)
	(4,597)	3,604	(961)	7,512
	8,590	(18,864)	5,416	(35,868)
	—	—	(7)	(11)
	—	—	—	(1)
	—	—	(11)	(11)
	—	—	(1,164)	(1,749)
	—	—	(1,182)	(1,772)
	1,081	4,526	171	37
	—	—	6	7
	—	1	—	—
	(1,957)	(8,247)	(455)	(693)
	(876)	(3,720)	(278)	(649)
	—	124	—	123
	—	—	—	—
	(396)	(417)	(1,001)	(707)
	(396)	(293)	(1,001)	(584)
	8,868	17,061	155	50
	—	—	10	11
	—	—	—	—
	(18,184)	(9,614)	(169)	(560)
	(9,316)	7,447	(4)	(499)
	16,068	20,072	957	14,337
	—	—	1,163	1,746
	—	—	—	—
	(9,785)	(7,685)	(30,744)	(20,580)
	6,283	12,387	(28,624)	(4,497)
	(4,305)	15,821	(29,907)	(6,229)
	4,285	(3,043)	(25,673)	(43,869)
	59,278	62,321	74,810	118,679
	$ 63,563	$ 59,278	$ 49,137	$ 74,810
	$ —	$ —	$ 565	$ 804

STATEMENT OF CASH FLOWS (000)

FOR THE YEAR ENDED JULY 31, 2010

	Old Mutual Analytic Fund
Cash Flows Provided From (Used in) Operating Activities:	
Interest and Dividends Received (Excludes Net of Amortization/Accretion of $20)	$ 2,712
Purchases of Long-term Portfolio Investments	(216,640)
Proceeds from Sales of Long-term Portfolio Investments	338,606
Net Cash Used in Futures Contracts	(3,610)
Net Cash Used in Purchased Option Contracts	(58)
Net Cash Used in Written Option Contracts	(11,742)
Net Cash Used in Short Sales Transactions	(21,668)
Net Decrease in Short-term Investments	16,561
Net Cash from Foreign Currency Transactions	5,094
Interest Expense Paid	(117)
Operating Expenses Paid	(2,415)
Net Cash Provided From Operating Activities	106,723
Cash Flows Used in Financing Activities:	
Decrease in Shares of Beneficial Interest Sold	(101,114)
Decrease in Payable to Custodian	(5,286)
Increase in Deposits with Prime Broker for Collateral	(323)
Net Cash Used in Financing Activities	(106,723)
Net Change in Cash	—
Cash at Beginning of Year	—
Cash at End of Year	$ —
Reconciliation of Net Increase in Net Assets from Operations to	
Net Cash Provided from Operating Activities:	
Net Increase in Net Assets Resulting from Operations	$ 4,564
Decrease in Investments	98,112
Decrease in Written Option Contracts, at Value	(5,764)
Accretion of Discount on Investments	(20)
Decrease in Dividends and Interest Receivable	76
Decrease in Payable for Securities Purchased	(2,229)
Decrease in Variation Margin Payable	(133)
Increase in Payable for Foreign Forward Currency Contracts	2,734
Increase in Other Assets	(11)
Decrease in Accrued Expenses	(308)
Decrease in Receivable for Securities Sold	9,702
Total Adjustments	102,159
Net Cash Provided From Operating Activities	$ 106,723

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED JULY 31, (UNLESS OTHERWISE NOTED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL ANALYTIC FUND[(1)]																
Class A																
2010	$ 8.68	$ 0.05	$ 0.29	$ —	$ 0.34	$ —	$ —	$ —	$ —	$ 9.02	3.92%	$ 38,274	1.78%[5]	2.27%[5]	0.52%	168.45%
2009	11.88	0.02	(3.22)	—	(3.20)	—	—	—	—	8.68	(26.94)%	83,169	2.07%[5]	2.41%[5]	0.24%	195.35%
2008	14.51	0.05	(1.80)	—	(1.75)	(0.18)	(0.70)	—	(0.88)	11.88	(12.60)%	285,305	1.92%[5]	2.13%[5]	0.40%	171.50%
2007	13.21	0.08	1.24	—	1.32	(0.02)	—	—	(0.02)	14.51	9.99%	607,810	1.54%[5]	1.96%[5]	0.55%	183.98%
2006[4]	12.84	0.05	0.32[#]	—	0.37	—	—	—	—	13.21	2.88%[#]	295,095	1.51%[5]	2.18%[5]	0.57%	59.61%
2005[2]	12.30	0.05	1.09	—	1.14	(0.27)	(0.33)	—	(0.60)	12.84	9.27%	129,960	1.98%[5]	2.06%[5]	0.64%	81.00%
Class C																
2010	$ 8.40	$(0.02)	$ 0.29	$ —	$ 0.27	$ —	$ —	$ —	$ —	$ 8.67	3.21%	$ 20,558	2.53%[5]	2.91%[5]	(0.23)%	168.45%
2009	11.59	(0.05)	(3.14)	—	(3.19)	—	—	—	—	8.40	(27.52)%	51,879	2.82%[5]	2.97%[5]	(0.52)%	195.35%
2008	14.32	(0.04)	(1.77)	—	(1.81)	(0.22)	(0.70)	—	(0.92)	11.59	(13.23)%	158,508	2.65%[5]	2.85%[5]	(0.34)%	171.50%
2007	13.11	(0.03)	1.24	—	1.21	—	—	—	—	14.32	9.24%	340,569	2.29%[5]	2.67%[5]	(0.19)%	183.98%
2006[4]	12.81	(0.01)	0.31[#]	—	0.30	—	—	—	—	13.11	2.34%[#]	202,766	2.26%[5]	2.86%[5]	(0.17)%	59.61%
2005[2]	12.30	(0.01)	1.09	—	1.08	(0.24)	(0.33)	—	(0.57)	12.81	8.78%	86,752	2.61%[5]	2.68%[5]	(0.09)%	81.00%
Class Z[(3)]																
2010	$ 8.75	$ 0.07	$ 0.29	$ —	$ 0.36	$ —	$ —	$ —	$ —	$ 9.11	4.11%	$ 22,347	1.52%[5]	1.68%[5]	0.81%	168.45%
2009	11.94	0.04	(3.23)	—	(3.19)	—	—	—	—	8.75	(26.72)%	29,734	1.81%[5]	1.97%[5]	0.45%	195.35%
2008	14.54	0.09	(1.82)	—	(1.73)	(0.17)	(0.70)	—	(0.87)	11.94	(12.46)%	58,107	1.64%[5]	1.86%[5]	0.68%	171.50%
2007	13.21	0.12	1.24	—	1.36	(0.03)	—	—	(0.03)	14.54	10.33%	130,928	1.29%[5]	1.66%[5]	0.84%	183.98%
2006[4]	12.82	0.06	0.33[#]	—	0.39	—	—	—	—	13.21	3.04%[#]	140,795	1.26%[5]	1.82%[5]	0.72%	59.61%
2005	11.66	0.10	1.69	—	1.79	(0.30)	(0.33)	—	(0.63)	12.82	15.36%	227,265	1.36%[5]	1.44%[5]	0.78%	81.00%
Institutional Class																
2010	$ 8.76	$ 0.11	$ 0.25	$ —	$ 0.36	$ —	$ —	$ —	$ —	$ 9.12	4.11%	$ 2	1.41%[5]	2.84%[5]	1.31%	168.45%
2009	11.96	0.05	(3.25)	—	(3.20)	—	—	—	—	8.76	(26.76)%	12,547	1.77%[5]	1.87%[5]	0.55%	195.35%
2008	14.54	0.09	(1.81)	—	(1.72)	(0.16)	(0.70)	—	(0.86)	11.96	(12.33)%	29,025	1.63%[5]	1.89%[5]	0.70%	171.50%
2007	13.21	0.12	1.24	—	1.36	(0.03)	—	—	(0.03)	14.54	10.34%	35,246	1.24%[5]	1.60%[5]	0.82%	183.98%
2006[4]	12.82	0.08	0.31[#]	—	0.39	—	—	—	—	13.21	3.04%[#]	6,833	1.21%[5]	2.11%[5]	0.97%	59.61%
2005**	13.45	0.01	(0.10)	—	(0.09)	(0.21)	(0.33)	—	(0.54)	12.82	(0.63)%	2	1.27%[5]	2.12%[5]	1.55%	81.00%

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS — concluded

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED JULY 31, (UNLESS OTHERWISE NOTED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND^															
Class A															
2010	$ 7.71	$(0.07)	$ 0.96	$ —	$ 0.89	$ —	$ —	$ —	$ 8.60	11.54%	$ 3,079	1.67%	2.37%	(0.87)%	248.88%
2009	10.10	(0.10)	(2.29)#	—	(2.39)	—	—	—	7.71	(23.66)%#	3,480	1.67%	1.90%	(1.35)%	283.83%
2008	12.90	(0.16)	(1.71)	—	(1.87)	—	(0.93)	(0.93)	10.10	(16.08)%	11,213	1.67%	1.88%	(1.33)%	260.79%
2007	10.52	(0.16)	2.54	—	2.38	—	—	—	12.90	22.62%	35,890	1.55%	1.85%	(1.32)%	169.81%
2006	10.00	(0.13)	0.65	—	0.52	—	—	—	10.52	5.20%	20,814	1.55%	2.97%	(1.15)%	282.22%
Class Z**															
2010	$ 7.79	$(0.05)	$ 0.97	$ —	$ 0.92	$ —	$ —	$ —	$ 8.71	11.81%	$ 13,498	1.42%	1.51%	(0.54)%	248.88%
2009	10.18	(0.08)	(2.31)#	—	(2.39)	—	—	—	7.79	(23.48)%#	19,771	1.42%	1.57%	(1.09)%	283.83%
2008	12.97	(0.13)	(1.73)	—	(1.86)	—	(0.93)	(0.93)	10.18	(15.90)%	15,510	1.42%	1.65%	(1.11)%	260.79%
2007	10.55	(0.15)	2.57	—	2.42	—	—	—	12.97	22.94%	557	1.30%	12.38%	(1.12)%	169.81%
2006	10.46	(0.07)	0.16	—	0.09	—	—	—	10.55	0.86%	1	1.30%	787.59%	(0.93)%	282.22%
Institutional Class															
2010	$ 7.86	$(0.05)	$ 0.99	$ —	$ 0.94	$ —	$ —	$ —	$ 8.80	11.96%	$ 46,986	1.22%	1.22%	(0.51)%	248.88%
2009	10.24	(0.07)	(2.31)#	—	(2.38)	—	—	—	7.86	(23.24)%#	35,660	1.22%	1.18%	(0.89)%	283.83%
2008	13.01	(0.11)	(1.73)	—	(1.84)	—	(0.93)	(0.93)	10.24	(15.69)%	34,651	1.17%	1.35%	(0.85)%	260.79%
2007	10.56	(0.10)	2.55	—	2.45	—	—	—	13.01	23.20%	66,666	1.10%	1.21%	(0.86)%	169.81%
2006	10.00	(0.08)	0.64	—	0.56	—	—	—	10.56	5.60%	49,751	1.10%	1.71%	(0.70)%	282.22%
OLD MUTUAL INTERNATIONAL EQUITY FUND^^															
Class A															
2010	$ 7.67	$ 0.11	$ 0.34	$ —	$ 0.45	$(0.12)	$ —	$(0.12)	$ 8.00	5.89%	$ 363	1.52%	5.59%	1.30%	92.20%
2009	11.12	0.12	(3.46)#	—	(3.34)	(0.11)	—	(0.11)	7.67	(29.95)%#	617	1.52%	3.43%	1.62%	151.84%
2008	13.51	0.17	(2.45)	—	(2.28)	(0.03)	(0.08)	(0.11)	11.12	(17.04)%	1,875	1.60%	2.76%	1.34%	180.69%
2007	10.95	0.14	2.87	—	3.01	(0.10)	(0.35)	(0.45)	13.51	28.02%	2,170	1.70%	4.33%	1.05%	94.78%
2006	10.00	0.18	0.77	—	0.95	—	—	—	10.95	9.50%	251	1.70%	30.10%	2.94%	48.74%
Class Z															
2010	$ 7.70	$ 0.13	$ 0.34	$ —	$ 0.47	$(0.14)	$ —	$(0.14)	$ 8.03	6.07%	$ 528	1.27%	4.77%	1.64%	92.20%
2009	11.20	0.14	(3.49)#	—	(3.35)	(0.15)	—	(0.15)	7.70	(29.70)%#	513	1.27%	3.85%	1.94%	151.84%
2008	13.57	0.22	(2.49)	—	(2.27)	(0.02)	(0.08)	(0.10)	11.20	(16.88)%	1,269	1.34%	3.44%	1.74%	180.69%
2007	10.97	0.19	2.85	—	3.04	(0.09)	(0.35)	(0.44)	13.57	28.23%	1,002	1.45%	13.96%	1.37%	94.78%
2006	10.00	0.10	0.87	—	0.97	—	—	—	10.97	9.70%	1	1.45%	1,776.73%	1.59%	48.74%
Institutional Class															
2010	$ 7.73	$ 0.15	$ 0.35	$ —	$ 0.50	$(0.17)	$ —	$(0.17)	$ 8.06	6.43%	$ 48,246	1.02%	1.52%	1.80%	92.20%
2009	11.27	0.16	(3.52)#	—	(3.36)	(0.18)	—	(0.18)	7.73	(29.58)%#	72,759	1.02%	1.55%	2.15%	151.84%
2008	13.61	0.25	(2.49)	—	(2.24)	(0.02)	(0.08)	(0.10)	11.27	(16.61)%	113,297	1.06%	1.32%	1.96%	180.69%
2007	10.98	0.17	2.92	—	3.09	(0.11)	(0.35)	(0.46)	13.61	28.65%	9,834	1.20%	1.75%	1.33%	94.78%
2006	10.00	0.12	0.86	—	0.98	—	—	—	10.98	9.80%	5,490	1.20%	2.96%	1.85%	48.74%

The accompanying notes are an integral part of the financial statements.

*   Per share amounts for the year or period are calculated based on average outstanding shares.

**   Class commenced operations on December 9, 2005.

\#   Impact of payment to affiliate was less than $0.01 per share and 0.01%, respectively.

†   Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Adviser during the year or period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charges.

††   Ratios for periods less than one year have been annualized.

^   Fund commenced operations July 29, 2005.

^^   Fund commenced operations December 30, 2005.

(1)   On December 9, 2005, the Old Mutual Analytic Fund (the "Fund") acquired substantially all of the assets and liabilities of the Analytic Defensive Equity Fund (the "Predecessor Fund"), a series of The Advisors' Inner Circle Fund. The operations of the Fund prior to the acquisition were those of the Predecessor Fund.

(2)   Commenced operations March 31, 2005.

(3)   The Fund's Class Z is the successor class of the Predecessor Fund's Institutional Class; the Fund's Institutional Class is new.

(4)   The Old Mutual Analytic Fund changed its fiscal year end from December 31 to July 31. 2006 amounts are for the period 1/1/06 to 7/31/06.

(5)   For the Old Mutual Analytic Fund, the ratio of expenses to average net assets includes dividend expense on securities sold short. Following is the impact of these expenses as a ratio to average net assets:

	A	C	Z	Institutional
2010	0.13%	0.13%	0.12%	0.05%
2009	0.36%	0.36%	0.35%	0.36%
2008	0.39%	0.39%	0.39%	0.42%
2007	0.28%	0.28%	0.28%	0.27%
2006	0.34%	0.34%	0.27%	0.39%
2005	0.41%	0.35%	0.24%	n/a

Amounts designated as "—" are either $0 or have been rounded to $0.

Notes to Financial Statements

As of July 31, 2010

1. Organization

Old Mutual Funds I (the "Trust"), organized as a Delaware statutory trust on May 27, 2004, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust currently offers seven series portfolios, of which the following are covered by this Annual Report - the Old Mutual Analytic Fund, the Old Mutual Copper Rock Emerging Growth Fund and the Old Mutual International Equity Fund (each, a "Fund" and collectively, the "Funds"). The Trust's series portfolios whose financial statements are presented separately are the Old Mutual Asset Allocation Conservative Portfolio, the Old Mutual Asset Allocation Balanced Portfolio, the Old Mutual Asset Allocation Moderate Growth Portfolio and the Old Mutual Asset Allocation Growth Portfolio. The Old Mutual Analytic Fund commenced operations on July 1, 1978, the Old Mutual Copper Rock Emerging Growth Fund commenced operations on July 29, 2005, and the Old Mutual International Equity Fund commenced operations on December 30, 2005.

After the close of business on October 23, 2009, Class C shares of the Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund were liquidated and distributed ratably among the Class C shareholders on that date.

Shareholders may purchase shares of the Old Mutual Analytic Fund through four separate classes, Class A, Class C, Class Z and Institutional Class shares. Shareholders may purchase Class A, Class Z and Institutional Class shares of the Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund. All classes have equal rights as to earnings, assets, and voting privileges, except that each class may have different distribution costs, dividends, registration costs, and shareholder services costs and each class has exclusive voting rights with respect to its distribution plan. Except for these differences, each share class of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified investment management company. The Funds' prospectus provides a description of each Fund's investment objective, policies and investment strategies.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investment securities of a Fund, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, investment securities are valued at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day is used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees (the "Board"). The Funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is deemed inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Valuation Committee (the "Committee") designated by the Board. A security may be valued using Fair Value Procedures if among other things the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating a Fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on foreign exchanges in the Western Hemisphere are valued based upon quotations from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Fund's investment adviser, Old Mutual Capital, Inc. (the "Adviser"), determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

The Funds are subject to the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification 820-10, ***Fair Value Measurements and Disclosures***, ("ASC 820-10"). ASC 820-10 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. Foreign securities fair valued by utilizing quotations of an independent pricing service are categorized as Level 2 securities. The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the reporting period. For each Fund there were no significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period. The aggregate value by input level, as of July 31, 2010, for each Fund's investments is included in the Schedule of Investments.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income, dividend expense on securities sold short and distributions to shareholders are recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared and paid at least annually, if available. Distributions of net realized capital gains for each Fund are generally made to shareholders at least annually, if available.

Foreign Withholding Taxes — The Funds may be subject to taxes imposed by countries with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Funds accrue such taxes when the related income is earned.

Forward Foreign Currency Contracts — The Funds are subject to foreign currency exchange risk in the normal course of pursuing their objectives. The Funds may enter into forward foreign currency contracts to take advantage of changes in currency values, to enhance investment returns or to hedge against foreign currency fluctuations. All commitments are "marked-to-market" daily at the applicable foreign exchange rate, and any resulting unrealized gains or losses are recorded accordingly. The Funds realize gains and losses at the time the forward contracts are settled. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the period are recognized as ordinary income or loss for Federal income tax purposes. The Funds could be exposed to risk if the counterparties to the contracts are unable to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar or other foreign currencies in which it has invested. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities.

Investments in Real Estate Investment Trusts ("REITs") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications, including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities. The Funds report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Futures Contracts — The Funds are subject to equity price risk, interest rate risk and foreign currency exchange risk in the normal course of pursuing their objectives. The Funds may utilize futures contracts to enhance investment returns, as an efficient way to gain broad market exposure with reduced transaction costs and/or to hedge against overall equity market volatility and other risks in the Fund's portfolio. Upon entering into a futures contract, the Funds will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Funds each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Funds record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Fund's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Funds could lose more than the original margin deposit required to initiate the futures transaction. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities. There is minimal counterparty credit risk involved in entering into futures contracts since they are exchange-traded instruments and the exchange's clearinghouse, as counterparty to all exchange-traded futures, guarantees the futures against default.

Options — The Funds may write or purchase financial options contracts primarily to hedge against changes in the value of equity securities (or securities that the Funds intend to purchase), against fluctuations in fair value caused by changes in prevailing market interest rates or foreign currency exchange rates and against changes in overall equity market volatility. In addition, the Funds may utilize options in an attempt to generate gains from option premiums or to reduce overall portfolio risk. The Funds' option strategy primarily focuses on the use of writing call options on equity indexes. When the Funds write or purchase an option, an amount equal to the premium received or paid by the Funds is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Funds on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Funds have realized a gain or a loss on investment transactions. The Funds, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Funds, as purchasers of an option, bear the risk that the counterparties to the option may not have the ability to meet the terms of the option contracts. There is minimal counterparty credit risk involved in entering into option contracts since they are exchange-traded instruments and the exchange's clearinghouse, as counterparty to all exchange-traded options, guarantees the options against default.

Short Sales — As is consistent with the Old Mutual Analytic Fund's investment objectives, the Old Mutual Analytic Fund may engage in short sales that are "uncovered." Uncovered short sales are transactions under which a Fund sells a security it does not own. To complete such a transaction, a Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of the replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to any dividends or interest that accrue during the period of the loan, which is recorded as an expense on the Statement of Operations. To borrow the security, the Fund also may be required to pay a premium, which would decrease proceeds of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out. A gain, limited to the price at which the Fund sells the security short, or a loss, unlimited in size, will be recognized upon the close of a short sale.

Until the Fund closes its short position or replaces the borrowed security, it will: (a) maintain a segregated account containing cash or liquid securities at such a level that the amount deposited in the segregated account plus the amount deposited with the broker as margin will equal the current value of the security sold short, or (b) otherwise cover the Fund's short positions. The segregated assets are marked-to-market daily.

Payments by Affiliates — During the year ended July 31, 2009, Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund were reimbursed $1 (000) and $2 (000), respectively, by their respective sub-advisers for trading errors. For the year ended July 31, 2010, there were no material payments by affiliates.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net assets each day.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately. The Funds had no material expense reductions for the year ended July 31, 2010.

The Funds impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemptions by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee by crediting Paid-in Capital. For the year ended July 31, 2010, there were no material redemption fees collected by the Funds.

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser — Old Mutual Capital, Inc. is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"). OMUSH is a direct, wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct, wholly owned subsidiary of Old Mutual plc, a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to Investment Advisory Agreements (the "Advisory Agreements"), under which the Adviser is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund, as follows:

	Management Fee	Asset Level
Old Mutual Analytic Fund	0.950%	N/A
Old Mutual Copper Rock Emerging Growth Fund	0.900%	N/A
Old Mutual International Equity Fund	1.000%	Less than $1 billion
	0.975%	From $1 billion to $2 billion
	0.950%	From $2 billion to $3 billion
	0.925%	Greater than $3 billion

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Adviser has entered into an expense limitation agreement ("Expense Limitation Agreement") pursuant to which the Adviser has agreed, in writing, to waive or limit its fees and to assume other expenses of the Funds to the extent necessary to limit the total annual expenses to a specified percentage of the Funds' average daily net assets through the dates specified below.

The expense limitations are as follows:

	Class A	Class C	Class Z	Institutional Class	Expiration Date of Expense Limitation
Old Mutual Analytic Fund	1.55%	2.30%	1.30%	1.25%	December 31, 2011
Old Mutual Copper Rock Emerging Growth Fund	1.67%	N/A	1.42%	1.22%	December 31, 2011
Old Mutual International Equity Fund	1.52%	N/A	1.27%	1.02%	December 31, 2011

Reimbursement by the Old Mutual Analytic Fund of the advisory fees waived and other expenses paid by the Adviser pursuant to the expense limitation agreement that expired on December 8, 2007 may be made at a later date when a Fund has reached a sufficient asset size to permit reimbursement without causing the total annual expense rate of the Fund to exceed the expense limitation. Consequently, no reimbursement by the Old Mutual Analytic Fund will be made unless: (i) the Fund's assets exceed $75 million; (ii) such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed; (iii) the payment of such reimbursement is approved by the Board; and (iv) reimbursement is made within two fiscal years after the fiscal year in which fees were reimbursed or absorbed.

Reimbursement by the Funds of the advisory fees waived and other expenses paid by the Adviser pursuant to the current Expense Limitation Agreement may be made up to three years after the expenses were reimbursed or absorbed if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed. At July 31, 2010, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

	Expires 2011	Expires 2012	Expires 2013	Total
Old Mutual Analytic Fund	$593	$783	$458	$1,834
Old Mutual Copper Rock Emerging Growth Fund	65	95	56	216
Old Mutual International Equity Fund	279	422	327	1,028

Amounts designated as "—" are either $0 or have been rounded to $0.

For the year ended July 31, 2010, the Adviser was reimbursed the following amounts for previously waived fees:

	Total (000)
Old Mutual Analytic Fund	$ 3
Old Mutual Copper Rock Emerging Growth Fund	14

Sub-Advisory Agreements — The Trust, on behalf of the Old Mutual International Equity Fund, and the Adviser have entered into a sub-advisory agreement (the "Acadian Sub-Advisory Agreement") with Acadian Asset Management LLC ("Acadian"). Acadian is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Acadian Sub-Advisory Agreement, Acadian is entitled to receive from the Adviser a sub-advisory fee which is computed and paid monthly at an annual rate of 0.60%, net of 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser and net of all breakpoints.

The Trust, on behalf of the Old Mutual Analytic Fund, and the Adviser have entered into a sub-advisory agreement (the "Analytic Sub-Advisory Agreement") with Analytic Investors, LLC ("Analytic"). Analytic is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Analytic Sub-Advisory Agreement, Analytic is entitled to receive from the Adviser a sub-advisory fee, which is computed and paid monthly at an annual rate of 0.70%.

The Trust, on behalf of the Old Mutual Copper Rock Emerging Growth Fund, and the Adviser have entered into a sub-advisory agreement (the "Copper Rock Sub-Advisory Agreement") with Copper Rock Capital Partners, LLC ("Copper Rock"). Copper Rock is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Copper Rock Sub-Advisory Agreement, Copper Rock is entitled to receive from the Adviser a sub-advisory fee which is computed and paid monthly at an annual rate of 0.60%.

The Sub-Advisory Agreements obligate the sub-advisers to: (i) manage the investment operations of the assets managed by the sub-adviser and the composition of the investment portfolio comprising such assets, including the purchase, retention and disposition thereof in accordance with a Fund's investment objective, policies and limitations; (ii) provide supervision of the assets managed by the sub-adviser and determine from time to time what investments and securities will be purchased, retained or sold on behalf of the Fund and what portion of the assets managed by the sub-adviser will be invested or held uninvested in cash; and (iii) determine the securities to be purchased or sold on behalf of the Fund in connection with such assets and to place orders with or through such persons, brokers or dealers to carry out the policy with respect to brokerage set forth in the Prospectus or as the Board or the Adviser may direct from time to time, in conformity with federal securities laws.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Adviser, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million up to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Bank of New York Mellon (the "Sub-Administrator") serves as sub-administrator to the Trust. The Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. Pursuant to a sub-administration and accounting agreement (the "Sub-Administration Agreement") between the Administrator and the Sub-Administrator, the Administrator pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust and Old Mutual Funds II (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. For funds within the Old Mutual Complex that are managed as a "fund of funds," these fees apply only at the underlying fund level. In addition, the Administrator pays the Sub-Administrator the following annual fees: (1) $35,000 for each fund managed as a "fund of funds"; (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex, and (3) the greater of .01925% based on the combined average daily gross assets of the Old Mutual Complex or $425,000. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Administrator or any third party for special, indirect or consequential damages.

Distribution Agreement — Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser, and the Trust are parties to a distribution agreement (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for serving in such capacity, except as provided in separate Distribution Plans and Service Plans.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not "interested persons" (as defined in the 1940 Act) and have no financial interest in the Distribution Agreement, or by a majority vote of the outstanding securities of the Trust upon not more than 90 days' written notice by either party or upon assignment by the Distributor.

The Trust has adopted a Distribution Plan for each of Class A and Class C shares pursuant to Rule 12b-1 under the 1940 Act to enable the Class A shares of each Fund and Class C shares of Old Mutual Analytic Fund to directly and indirectly bear certain expenses relating to the distribution of such shares. The Trust has also adopted a Service Plan to enable the Class A shares of each Fund and Class C shares of Old Mutual Analytic Fund to directly and indirectly bear certain expenses relating to the shareholder servicing and/or personal account maintenance of the holders of such shares. Each of the Distribution Plans and Service Plans are compensation plans, which means that they compensate the Distributor or third-party broker-dealer or financial intermediary regardless of the expenses actually incurred by such persons.

Pursuant to the Distribution Plan for Class A and Class C shares, the Trust will pay to the Distributor a monthly fee at an annual aggregate rate not to exceed (i) 0.25% of the average net asset value of the Class A shares of each Fund and (ii) 0.75% of the average net asset value of the Class C shares of Old Mutual Analytic Fund, as determined at the close of each business day during the month, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of Class A or Class C shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of Class A or Class C shares, as set forth in the then current prospectus or statement of additional information with respect to Class A and Class C shares and interest and other financing costs.

The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time. Currently, Class A shares are not authorized to pay distribution fees and Class C shares are authorized to pay the maximum amount of distribution fees.

Pursuant to the Service Plan for Class A and Class C shares, the Trust will pay to the Distributor or other third-party financial intermediaries a fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of Class A and Class C shares, which is for maintaining or improving services provided to shareholders by the Distributor and investment dealers, financial institutions and 401(k) plan service providers. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time.

Currently, both Class A and Class C shares are authorized to pay the maximum amount of service fees.

The Administrator will prepare and deliver written reports to the Board on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plans and the Service Plans, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator, Adviser or sub-advisers may benefit through increased fees from an increase in the net assets of the Trust which may have resulted in part from the expenditures, no interested person of the Trust nor any Trustee of the Trust who is not an "interested person" (as defined in the 1940 Act) of the Trust has a direct or indirect financial interest in the operation of the Distribution or Service Plans or any related agreement.

Of the service and distribution fees the Distributor received for the year ended July 31, 2010, it retained $1 (000) and $1 (000), respectively, from Old Mutual Analytic Fund and Old Mutual Copper Rock Emerging Growth Fund's Class A service fees.

Notes to Financial Statements — continued

Other Service Providers — The Bank of New York Mellon serves as the custodian for the Funds. The custodian's responsibilities include safekeeping of the Funds' portfolio securites and cash, the delivery of such securities and cash to and from the Funds, and the appointment of any sub-custodian banks and clearing agents.

DST Systems, Inc. ("DST") serves as the transfer agent and dividend disbursing agent of the Funds. Pursuant to an agency agreement between the Trust and DST, DST also provides call center, correspondence and other shareholder account-related services to the Funds. From time to time, the Funds may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Funds to persons who beneficially own interests in the Fund.

OMUSH receives an offset of certain recordkeeping fees from the plan sponsors of OMUSH's participant directed 401K, profit sharing and/or voluntary deferral plans which invest in the Old Mutual Complex (collectively, the "Deferred Plans"). The amount of the fee offset is based in part on service and/or sub-transfer agency fees received by the plan sponsors from the Old Mutual Funds' Class Z shares within the Deferred Plans. During the year ended July 31, 2010, the amount received by OMUSH for recordkeeping fee offsets attributable to investments by the Deferred Plans in the Old Mutual Complex was approximately $38 (000).

Officers and Trustees of the Funds who are or were officers of the Adviser, Administrator, Sub-Administrator or Distributor received no compensation from the Funds.

4. Interfund Lending

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Funds I and Old Mutual Funds II (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (Federal Funds Rate plus 50 basis points). None of the OM Funds may borrow more than 10% of its assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the year ended July 31, 2010.

5. Investment Transactions

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments, for the Funds, for the year ended July 31, 2010 were as follows:

	Purchases (000)	Sales (000)
	Other	Other
Old Mutual Analytic Fund	$214,411	$328,622
Old Mutual Copper Rock Emerging Growth Fund	167,758	171,388
Old Mutual International Equity Fund	53,071	83,112

Transactions in option contracts written in the Old Mutual Analytic Fund for the year ended July 31, 2010, were as follows:

	Old Mutual Analytic Fund	
	Number of Contracts	Proceeds Received (000)
Outstanding at July 31, 2009	16,880	$ 4,152
Options written	61,732	60,290
Options terminated in closing purchasing transactions	(63,944)	(58,568)
Options expired	(13,373)	(4,150)
Outstanding at July 31, 2010	1,295	$ 1,724

6. Capital Share Transactions

	Old Mutual Analytic Fund		Old Mutual Copper Rock Emerging Growth Fund		Old Mutual International Equity Fund	
	8/1/09 to 7/31/10	8/1/08 to 7/31/09	8/1/09 to 7/31/10	8/1/08 to 7/31/09	8/1/09 to 7/31/10	8/1/08 to 7/31/09
Shares Issued and Redeemed (000):						
Class A						
Shares Issued	489	2,659	131	536	21	5
Shares Issued upon Reinvestment of Distributions	—	—	—	—	1	1
Shares Redeemed	(5,828)	(17,095)	(224)	(1,195)	(57)	(95)
Total Class A Share Transactions	(5,339)	(14,436)	(93)	(659)	(35)	(89)
Class C[(1)]						
Shares Issued	23	196	—	19	—	15
Shares Redeemed	(3,826)	(7,703)	(49)	(66)	(122)	(99)
Total Class C Share Transactions	(3,803)	(7,507)	(49)	(47)	(122)	(84)
Class Z						
Shares Issued	639	502	1,083	2,404	19	7
Shares Issued upon Reinvestment of Distributions	—	—	—	—	1	2
Shares Redeemed	(1,586)	(1,968)	(2,070)	(1,391)	(21)	(56)
Total Class Z Share Transactions	(947)	(1,466)	(987)	1,013	(1)	(47)
Institutional Class						
Shares Issued	—	155	1,908	2,198	116	1,983
Shares Issued upon Reinvestment of Distributions	—	—	—	—	142	256
Shares Redeemed	(1,432)	(1,149)	(1,107)	(1,042)	(3,678)	(2,887)
Total Institutional Class Share Transactions	(1,432)	(994)	801	1,156	(3,420)	(648)
Net Increase in Shares Outstanding	(11,521)	(24,403)	(328)	1,463	(3,578)	(868)

[(1)] Class C shares of the Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund were closed in October 2009. See Note 1 for further details.

Amounts designated as "—" are either 0 or have been rounded to 0.

7. Foreign Holdings Risk

Each Fund may invest in foreign securities. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These risks and considerations include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investment in foreign countries and potential restrictions on the flow of international capital and currencies. Foreign issuers may also be subject to less government regulation than U.S. companies. Moreover, the dividends and interest payable on foreign securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to a Fund's shareholders. Further, foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Changes in foreign exchange rates will affect, favorably or unfavorably, the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

Notes to Financial Statements — concluded

8. Federal Tax Information

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

The Funds are subject to the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), *Income Taxes*. ASC 740-10 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing a Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

ASC 740-10 requires management of the Funds to analyze all open tax years, fiscal years 2006 – 2009 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended July 31, 2010, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of July 31, 2010, primarily attributable to certain net operating losses, reclassifications of long-term capital gain distributions on REITs, reclassifications of capital gain distributions investments in Passive Foreign Investment Companies, foreign currency translation and reclassifications of capital gains related to short sales which, for tax purposes, are not available to offset future income, were reclassified to the following accounts.

	Increase/(Decrease) Paid-in Capital (000)	Increase/(Decrease) Undistributed Net Investment Income (000)	Increase/(Decrease) Accumulated Net Realized Gain (000)
Old Mutual Analytic Fund	$ (5,498)	$10,446	$(4,948)
Old Mutual Copper Rock Emerging Growth Fund	(377)	377	—
Old Mutual International Equity Fund	—	(117)	117

Amounts designated as "—" are either $0 or have been rounded to $0.

The tax character of dividends and distributions declared during the year or periods ended July 31, 2010 and 2009 were as follows:

	Ordinary Income (000)	Long Term Capital Gain (000)	Return of Capital (000)	Total (000)
Old Mutual International Equity Fund				
2010	$1,182	$ —	$—	$1,182
2009	1,772	—	—	1,772

Amounts designated as "—" are either $0 or have been rounded to $0.

The Old Mutual Analytic Fund and Old Mutual Copper Rock Emerging Growth Fund did not declare dividends or distributions during the years ended July 31, 2010 and 2009.

As of July 31, 2010, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Capital Loss Carryforwards (000)	Post October Losses (000)	Unrealized Appreciation/ Depreciation (000)	Other Temporary Differences (000)	Total (000)
Old Mutual Analytic Fund	$ —	$(159,358)	$(1,634)	$4,551	$ —	$(156,441)
Old Mutual Copper Rock Emerging Growth Fund	—	(19,703)	—	2,169	—	(17,534)
Old Mutual International Equity Fund	709	(46,698)	(750)	2,426	(99)	(44,412)

Amounts designated as "—" are either $0 or have been rounded to $0.

Post-October losses represent losses realized on investment transactions from November 1, 2009 through July 31, 2010 that, in accordance with federal income tax regulations the Funds may elect to defer and treat as having arisen in the following fiscal year. For Federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code.

As of July 31, 2010, the following Funds had capital loss carry forwards available to offset future realized gains through the indicated expiration dates (000):

	2016	2017	2018	Total
Old Mutual Analytic Fund	$50,153	$31,727	$77,478	$159,358
Old Mutual Copper Rock Emerging Growth Fund	—	19,088	615	19,703
Old Mutual International Equity Fund	8	24,413	22,277	46,698

The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments, excluding securities sold short, futures contracts and written option contracts, held by each Fund at July 31, 2010 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation/ Depreciation (000)
Old Mutual Analytic Fund	$95,543	$11,565	$(7,697)	$3,868
Old Mutual Copper Rock Emerging Growth Fund	61,476	5,495	(3,326)	2,169
Old Mutual International Equity Fund	46,553	5,552	(3,133)	2,419

9. NEW ACCOUNTING PRONOUNCEMENT

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06 "*Improving Disclosures about Fair Value Measurements.*" ASU 2010-06 requires the Funds to include disclosures about amounts and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements and input and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. Effective for interim and annual reporting periods beginning after December 15, 2010, the Funds will be required to include disclosures on purchases, sales, issuances and settlements in the reconciliation of activity in Level 3 fair value measurements. At this time, the Adviser is evaluating the implications of ASU No. 2010-06 and its impact on the financial statements has not been determined.

10. SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB Accounting Standards Codification 855-10 *Subsequent Events*, the Adviser has evaluated the possibility of subsequent events existing in the Funds' financial statements and has determined that there are no other material events that would require disclosure in the Funds' financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of Old Mutual Funds I:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets, and of cash flows for the Old Mutual Analytic Fund and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Analytic Fund, Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund (three of the seven funds constituting Old Mutual Funds I, hereafter referred to as the "Funds") at July 31, 2010 and the results of each of their operations, the changes in each of their net assets and of the cash flows for the Old Mutual Analytic Fund and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at July 31, 2010 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
September 21, 2010

NOTICE TO SHAREHOLDERS (Unaudited)

For shareholders that do not have a July 31, 2010 tax year end, this notice is for informational purposes only. For shareholders with a July 31, 2010 tax year end, please consult your tax advisor as to the pertinence of this notice. For the fiscal year ended July 31, 2010, each Fund is designating the following items with regard to distributions paid during the year.

Fund	Qualifying For Corporate Dividends Receivable Deduction[1]	Qualifying Dividend Income[2]	U.S. Government Interest[3]	Qualified Interest Income[4]	Qualified Short Term Capital Gain[5]
Old Mutual Analytic Fund	0.00%	0.00%	0.00%	0.00%	0.00%
Old Mutual Copper Rock Fund	0.00%	0.00%	0.00%	0.00%	0.00%
Old Mutual International Equity Fund[6]	0.00%	64.08%	0.00%	0.04%	0.00%

(1) Qualifying dividends represent dividends which qualify for the corporate dividends received deduction and are reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions).

(2) The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconciliation Act of 2003 and is reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions). It is the intention of each of the Funds in the table to designate the maximum amount permitted by law.

(3) "U.S. Government Interest" represents the amount of interest that was derived from direct U.S. Government obligations and distributed during the fiscal year. This amount is reflected as a percentage of total ordinary income distributions (the total of short-term capital gain and net investment income distributions). Generally, interest from direct U.S. Government obligations is exempt from state income tax. However, for residents of California, Connecticut and New York, the statutory threshold requirements were not satisfied to permit exemption of these amounts from state income.

(4) The percentage in this column represents the amount of "Qualifying Interest Income" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of net investment income distributions that is exempt from U.S. withholding tax when paid to foreign investors.

(5) The percentage in this column represents the amount of "Qualifying Short-Term Capital Gain" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of short-term capital gain distributions that is exempt from U.S. withholding tax when paid to foreign investors.

(6) The Fund intends to pass through a foreign tax credit to the shareholders. For the fiscal year ended July 31, 2010, the total amount of foreign source income is $1,668,861 or $0.27 per share. The total amount of foreign taxes to be paid is $149,062 or $0.02 per share. Your allocable share of the foreign tax credit will be reported on Form 1099 DIV.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling toll-free at 888.772.2888; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information about how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2010 is available on the Trust's website at oldmutualfunds.com and on the SEC's website at http://www.sec.gov.

Portfolio Holdings

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

Fund Expenses Example (Unaudited)

Six Month Hypothetical Expense Example — July 31, 2010

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including sales charges (loads) on purchase payments, redemption fees, and exchange fees. Fund-related fees may include ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended July 31, 2010.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, fund accounting, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 2/01/10	Ending Account Value 7/31/10	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*		Beginning Account Value 2/01/10	Ending Account Value 7/31/10	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Analytic Fund – Class A					**Old Mutual Copper Rock Emerging Growth Fund – Class Z**				
Actual Fund Return	$1,000.00	$1,033.20	1.63%	$8.22	Actual Fund Return	$1,000.00	$1,036.90	1.42%	$7.17
Hypothetical 5% Return	1,000.00	1,015.97	1.63	8.15	Hypothetical 5% Return	1,000.00	1,017.75	1.42	7.10
Old Mutual Analytic Fund – Class C					**Old Mutual Copper Rock Emerging Growth Fund – Institutional Class**				
Actual Fund Return	1,000.00	1,029.70	2.38	11.98	Actual Fund Return	1,000.00	1,037.70	1.22	6.16
Hypothetical 5% Return	1,000.00	1,012.99	2.38	11.88	Hypothetical 5% Return	1,000.00	1,018.74	1.22	6.11
Old Mutual Analytic Fund – Class Z					**Old Mutual International Equity Fund – Class A**				
Actual Fund Return	1,000.00	1,034.10	1.38	6.96	Actual Fund Return	1,000.00	1,002.50	1.52	7.55
Hypothetical 5% Return	1,000.00	1,017.95	1.38	6.90	Hypothetical 5% Return	1,000.00	1,017.26	1.52	7.60
Old Mutual Analytic Fund – Institutional Class					**Old Mutual International Equity Fund – Class Z**				
Actual Fund Return	1,000.00	1,034.00	1.33	6.71	Actual Fund Return	1,000.00	1,003.80	1.27	6.31
Hypothetical 5% Return	1,000.00	1,018.20	1.33	6.66	Hypothetical 5% Return	1,000.00	1,018.50	1.27	6.36
Old Mutual Copper Rock Emerging Growth Fund – Class A					**Old Mutual International Equity Fund – Institutional Class**				
Actual Fund Return	1,000.00	1,034.90	1.67	8.43	Actual Fund Return	1,000.00	1,005.00	1.02	5.07
Hypothetical 5% Return	1,000.00	1,016.51	1.67	8.35	Hypothetical 5% Return	1,000.00	1,019.74	1.02	5.11

* Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Board of Trustees and Officers of the Trust

As of July 31, 2010 (Unaudited)

Trustees

The management and affairs of the Trust are supervised by the Board under the laws of the State of Delaware. The Trustees, and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. Unless otherwise noted, all Trustees and Officers can be contacted c/o Old Mutual Capital, Inc., 4643 South Ulster Street, 6th Floor, Denver, Colorado 80237. The Statement of Additional Information includes additional information about the Trustees and is available, without charge, upon request, by calling 888-772-2888 toll-free.

INDEPENDENT TRUSTEES

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
L. Kent Moore (Age: 54)	Chairman of the Board and Trustee	Since 2004	Managing Member, Eagle River Ventures, LLC (investments) since 2003. Chairman, Foothills Energy Ventures, LLC, since 2006. Partner, WillSource Enterprise, LLC (oil and gas exploration and production), 2005 to 2006. Managing Director, High Sierra Energy, LP (holding company of natural resource related businesses), 2004 – 2005.	22	TS&W/Claymore Tax-Advantaged Balanced Fund, Old Mutual/ Claymore Long Short Fund, Old Mutual Funds II.
John R. Bartholdson (Age: 65)	Trustee	Since 2004	Retired. Chief Financial Officer, The Triumph Group, Inc. (manufacturing), 1992 – 2007.	22	ING Clarion Global Real Estate Income Fund, Old Mutual Funds II.
Robert M. Hamje (Age: 68)	Trustee	Since 2004	Retired. President and Chief Investment Officer, TRW Investment Management Company (investment management), 1984 – 2003.	22	TS&W/Claymore Tax-Advantaged Balanced Fund, Old Mutual/ Claymore Long-Short Fund, Old Mutual Funds II.
Jarrett B. Kling (Age: 67)	Trustee	Since 2004	Managing Director, ING Clarion Real Estate Securities (investment management), since 1998.	22	ING Clarion Global Real Estate Income Fund, ING Clarion, Old Mutual Funds II.

INTERESTED TRUSTEE AND ADVISORY TRUSTEE

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
Julian F. Sluyters ** (Age: 50)	Interested Trustee, President, and Principal Executive Officer	Since 2006	Chief Executive Officer, since 2008, President, since 2006, and Chief Operating Officer (2006 – 2008), Old Mutual Capital, Inc. President and Chief Executive Officer, Scudder family of funds, 2004 – 2005).	7	Old Mutual Capital, Inc., Old Mutual Investment Partners, Old Mutual Fund Services.
Walter W. Driver, Jr.*** (Age: 65)	Advisory Trustee	Since 2006	Chairman – Southeast, Goldman Sachs & Co., since 2006. Chairman, King & Spalding LLP (law firm), 1970 – 2006.	22	Total Systems Services, Inc., Equifax, Inc., Old Mutual Funds II.

* Trustee of the Trust until such time as his or her successor is duly elected and appointed.

** Mr. Sluyters is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of the Adviser.

*** Mr. Driver is considered to be an "interested person" of the Trust, as that term is defined in the 1940 Act, due to his employment at Goldman Sachs & Co. and the possibility that the Trust may execute trades with Goldman Sachs & Co. acting as principal. As an Advisory Trustee, Mr. Driver has no voting rights.

Trust Officers

The Board elects the Officers of the Trust to actively supervise its day-to-day operations. The Officers of the Trust, all of whom are officers and employees of the Adviser, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust or the Funds for their services as Officers.

The Officers of the Trust, their ages, positions with the Trust, length of time served, and their principal occupations for the last five years appear below. Trust Officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

Officers

Name and Age*	Position Held with the Trust	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters (Age: 50)	President and Principal Executive Officer	Since 2006	Chief Executive Officer, since 2008, President, since 2006, and Chief Operating Officer, October 2006 – June 2008, Old Mutual Capital, Inc. President, Chief Financial Officer and Treasurer, Old Mutual Fund Services, since 2006. President, since 2008, Old Mutual Investment Partners. President and Chief Executive Officer, Scudder family of funds, 2004 – 2005.
Robert T. Kelly (Age: 41)	Treasurer and Principal Financial Officer	Since 2006	Vice President, since 2007, Old Mutual Capital, Inc. and Vice President, since 2006, Old Mutual Fund Services. Vice President of Portfolio Accounting, Founders Asset Management LLC, 2000 – 2006.
Andra C. Ozols (Age: 49)	Vice President and Secretary	Since 2005	Chief Administrative Officer, since 2009, Senior Vice President, Secretary, and General Counsel, since 2005, Old Mutual Capital, Inc. and Old Mutual Investment Partners. Senior Vice President, Secretary, and General Counsel, since 2005, Old Mutual Fund Services. Executive Vice President, 2004 – 2005, General Counsel and Secretary, 2002 – 2005, and Vice President, 2002 – 2004, ICON Advisors, Inc. Director of ICON Management & Research Corporation, 2003 – 2005. Executive Vice President, 2004 – 2005, General Counsel and Secretary, 2002 – 2005, and Vice President, 2002 – 2004, ICON Distributors, Inc. Executive Vice President and Secretary, ICON Insurance Agency, Inc., 2004 – 2005.
Kathryn A. Burns (Age: 33)	Vice President, Chief Compliance Officer and Assistant Treasurer	Vice President and Chief Compliance Officer since 2010; Assistant Treasurer since 2006	Vice President and Chief Compliance Officer, since 2010, Regulatory Reporting Manager, since 2006, and Assistant Vice President, 2009 –2010, Old Mutual Fund Services. Chief Compliance Officer and Vice President, since 2010, Old Mutual Capital, Inc. Manager, 2004 – 2006, PricewaterhouseCoopers LLP.
Kathryn L. Santoro (Age: 36)	Vice President and Assistant Secretary	Vice President since 2010, Assistant Secretary since 2007	Vice President and Associate General Counsel, since 2009, and Associate Counsel, 2005 – 2009, Old Mutual Capital, Inc. Associate Attorney, Hall & Evans, LLC, 2004 – 2005.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS (Unaudited)

Background

The Board of Trustees of ("Board" or "Trustees") of Old Mutual Funds I (the "Trust") is required to annually approve the renewal of the Trust's advisory agreements. During the contract renewal meetings held on May 18, 2010 and June 25, 2010, the Board as a whole, and the disinterested or "Independent" Trustees voting separately, unanimously approved the continuance of the investment advisory agreement (the "Advisory Agreement") for each series portfolio of the Trust (each a "Fund" and together, the "Funds") with Old Mutual Capital, Inc. ("OMCAP" or "Adviser"). The Trustees, including all of the Independent Trustees voting separately, also unanimously approved the continuance of the sub-advisory agreements (each a "Sub-Advisory Agreement" and, together with the Advisory Agreement, the "Agreements") with the Funds' sub-advisers: Acadian Asset Management, LLC ("Acadian"); Analytic Investors, LLC; Copper Rock Capital Partners, LLC ("Copper Rock"); and Ibbotson Associates Advisors, LLC ("Ibbotson") (each a "Sub-Adviser" and together, the "Sub-Advisers"). The Agreements were approved for a one year period ending July 31, 2011. In doing so, the Board determined, in exercise of their business judgment, that the overall advisory arrangements with each Fund were in the best interests of each Fund and its shareholders and that the compensation to the Adviser and Sub-Advisers is fair and reasonable.

The Board's Evaluation Process

The Board met throughout the year to review the performance of the Funds, including comparative performance information and periodic asset flow data. Over the course of the year, the Board met with portfolio managers for the Funds and other members of management to review the performance, investment objective(s), policies, trading, strategies and techniques used in managing each Fund. The Trustees also received and reviewed a considerable amount of information and analysis from Old Mutual Capital in response to requests of the Independent Trustees and their independent legal counsel. In the course of its deliberations, the Board evaluated, among other things, the qualifications of the investment personnel at OMCAP and each of the Sub-Advisers; the compliance programs of OMCAP and the Sub-Advisers; brokerage practices, including the extent the Sub-Advisers obtained research through "soft dollar" arrangements with the Funds' brokerage; and the financial and non-financial resources available to provide services required under the Agreements.

In addition to meeting throughout the year, at its designated contracts renewals meetings, the Board conducted an in-depth review of the performance, advisory fees, total expense ratios, OMCAP's contractual agreement to limit the Funds' expenses, and other matters related to the Funds. The Board also received a report on comparative mutual fund performance, advisory fees, and expense levels for each Fund (the "Peer Reports") prepared by Lipper, Inc. ("Lipper"), an independent mutual fund statistical service. Throughout their consideration of the Agreements, the Independent Trustees were advised by their independent legal counsel.

During the annual contract renewal process, the Board considered the information provided to them, including information provided at their meetings throughout the year as part of their ongoing oversight of the Funds, and did not identify any one particular factor that was controlling. The material factors and conclusions that formed the basis for the Trustees' approval of the continuation of the Agreements are discussed below.

Nature and Extent of Services. The Board reviewed the nature, extent and quality of services provided by OMCAP and the Sub-Advisers, taking into account the investment objective and strategy of each Fund, the knowledge the Trustees gained from their regular meetings with management, and their ongoing review of information related to the Funds. In addition, the Board reviewed the resources and key personnel of OMCAP and each Sub-Adviser, with particular emphasis placed on employees providing investment management services to the Funds. The Board also considered the other services provided to the Funds by OMCAP, its affiliates, and the Sub-Advisers, such as managing the execution of portfolio transactions and the selection of broker/dealers for those transactions; monitoring adherence to the Funds' investment restrictions; producing shareholder reports; providing support services for the Trustees; communicating with shareholders; and overseeing the activities of other service providers, including monitoring compliance with various policies and procedures of the Funds and with applicable securities laws and regulations. The Board also considered the steps that OMCAP and its affiliates continue to take to improve the quality and efficiency of the services they provide to the Funds in the areas of investment performance, fund operations, shareholder services and compliance.

Advisory Fees. The Board reviewed the Funds' advisory fees compared to funds in each Fund's expense group as determined by Lipper. The Board also compared each Fund's net effective management fee, which is the net fee after waivers and reimbursements by the Adviser pursuant to the contractual expense limitation arrangements. The Board noted that OMCAP has contractually agreed to limit expenses of the Funds through at least December 31, 2011 in an amount necessary to limit total annual operating expenses to a specified percentage of average daily net assets for each class of shares of the Funds. Current management fees and effective management fees after expense limitations were reviewed in the context of the Adviser's costs of providing services and its profitability, with the Board noting that during the previous year, the Adviser has not realized a profit on any of the Funds. It was noted that one Fund was marginally profitable at an enterprise level, taking into account the sub-advisory fees received by an affiliated sub-adviser. The Board also reviewed advisory fee levels compared to other similar investment accounts managed by the Adviser and Sub-Advisers. Further, the Board considered the new management fee reduction for the Old Mutual Analytic Fund. The Board also considered that five of the seven Funds had advisory fee breakpoints based on certain asset level thresholds and the Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale. The Board also considered that given the lack of profitability of each of the Funds, it was not appropriate to consider additional breakpoints for the Funds.

Profitability and Financial Resources. The Board reviewed information from OMCAP concerning the costs of the advisory and other services that OMCAP provides to the Funds and the profitability of OMCAP in providing these services. The Board also reviewed information concerning the financial condition of OMCAP and its affiliates. The Board considered the overall financial condition of Old Mutual U.S. Holdings, OMCAP's parent company, as well as the financial condition of Old Mutual plc, the ultimate parent of OMCAP and its affiliates. The Board noted that OMCAP continues to operate at a net loss although its financial condition has improved as a result of the fund rationalization and corporate restructuring that had taken place the previous year. The Board considered whether OMCAP is financially sound and has the resources necessary to perform obligations under the Advisory Agreement, and concluded that OMCAP, with the backing of its parent company, has the financial resources necessary to fulfill these obligations. The Board also considered whether each Sub-Adviser is financially sound and has the resources necessary to perform its obligations under the sub-advisory contracts, and concluded that each Sub-Adviser has the financial resources necessary to fulfill these obligations.

Collateral Benefits to OMCAP and its Affiliates. The Board considered various other benefits received by OMCAP and its affiliates resulting from the relationship with the Funds, including increased visibility in the investment community and the fees received by OMCAP and its affiliates for their provision of administrative and distribution services to the Funds. The Board considered the performance of OMCAP and its affiliates in providing these services and the organizational structure employed to provide these services. The Board weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent company. The Board also considered that these services are provided to the Funds pursuant to written contracts that are reviewed and approved on an annual basis by the Board. The Board also considered that OMCAP retains a small portion of the sales charge on Class A shares.

The Board considered the benefits realized by the Sub-Advisers as a result of portfolio brokerage transactions executed through "soft dollar" arrangements. The Board noted that soft dollar arrangements shift the payment obligation for research and execution services from the Sub-Advisers to the Funds and therefore may reduce the Sub-Advisers' expenses. The Board also considered that the soft dollar benefits may enhance the ability of the Adviser or the Sub-Advisers to obtain research and brokerage services, which may inure to the benefit of other clients.

Approval of Agreements

Discussed below in more detail is the Board's consideration of the Funds' contractual and net advisory fees as well as a discussion of the investment performance of each Fund.

Analytic Fund. In connection with the approval of the renewal of the Agreements related to the Old Mutual Analytic Fund ("Analytic Fund"), the Trustees considered the fact that while the contractual advisory fee ranked four out of the seven funds in the expense group, the actual net advisory fee for the Analytic Fund ranked the Fund second out of seven funds, while the Analytic Fund's total expenses ranked fifth out of seven funds. The Board also considered the Adviser's voluntary ten basis point advisory fee reduction, effective August 1, 2010. The Trustees considered the fact that the total return performance for the Analytic Fund for the one-year period ended March 31, 2010 ranked four out of seven funds, an improvement over the performance ranking for the two, three and four year periods, where the Analytic Fund ranked six out of seven funds for the two-year period, four out of four funds for the three- and four-year periods and three out of three funds for the since inception period. In light of the Analytic Fund's performance over various time periods, the Board considered various alternatives, including, among other things, revising the Analytic Fund's investment strategies; seeking a new sub-adviser, reorganization of the Fund into another fund and liquidation of the Analytic Fund. The Board considered the Adviser's proposal to modify the Analytic Fund's investment strategies to eliminate the portion of the strategies that the Adviser believed was most responsible for the Analytic Fund's underperformance and leverage the sub-adviser's demonstrated investment strengths in the modified strategy. The Board noted that the disclosure regarding the Analytic Fund's investment strategies would be revised accordingly.

Emerging Growth Fund. In connection with the approval of the renewal of the Agreements related to the Old Mutual Copper Rock Emerging Growth Fund ("Emerging Growth Fund"), the Trustees considered the fact that the contractual advisory fee ranked six out of the eleven funds in the expense group, and the actual net advisory fee for the Emerging Growth Fund ranked the Fund five out of a peer group of eleven funds, while the Emerging Growth Fund's total expenses ranked nine out of eleven funds. The Trustees considered the fact that while the total return performance for the Emerging Growth Fund for the one-year period ended March 31, 2010 ranked at the bottom of its performance group, the Emerging Growth Fund's longer term performance record was slightly better, with the Emerging Growth Fund ranking six out of eight funds for the two-year, three-year, and four-year periods, and five out of eight funds for the since inception period. It was noted that the Emerging Growth Fund's performance for the one year period was due to an underweight position to micro caps and a rally in junk stocks, which the Fund did not own. The Board also noted the steps the Adviser and Sub-Adviser were taking to try to address the performance.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS — concluded (Unaudited)

International Equity Fund. In connection with the approval of the renewal of the Agreements related to the Old Mutual International Equity Fund ("International Equity Fund"), the Trustees considered the fact that while the contractual advisory fee ranked six out of the eight funds in the expense group, the actual net advisory fee for the International Equity Fund ranked the Fund three out of a peer group of eight funds, while the International Equity Fund's total expenses ranked three out of eight funds. The Trustees considered the fact that while the total return performance for the International Equity Fund for the various periods ended March 31, 2010 ranked at the bottom of its performance group, the Adviser and Sub-Adviser were taking steps to try to address the performance. The Board also noted that the Fund was classified as International Multi-Cap Growth, a category that tends to include funds with relatively high emerging markets exposure. The International Equity Fund had no exposure to this outperforming sector. It was also noted that the Adviser was working with Lipper to attempt to get the Fund reclassified as International Large Cap.

Board Approvals

Following extended discussions concerning this information, the Board determined that the Agreements were reasonable in light of the nature and the quality of the services provided, and that approval of the Agreements was consistent with the best interests of each Fund and its shareholders. The Board concluded, among other things:

- that the level of fees to be charged by the Adviser to the Funds is comparable to the fees charged by the Adviser to the other similar funds it advises, as well as to fees charged by other investment advisers to other funds with similar investment strategies, and is therefore reasonable, considering the services provided by the Adviser;

- that the level of fees to be charged by the Sub-Advisers to the Funds compared to the fees charged by the Sub-Advisers to other advised accounts taking into consideration certain differences of the various accounts , as well as to fees charged by other investment advisers to other funds with similar investment strategies, is reasonable, considering the services provided by the Sub-Advisers;

- that each Fund's performance was generally competitive with that of its performance peer group or steps had been or would be taken to improve relative performance;

- with respect to the Analytic Fund, that the proposed changes to the Analytic Fund's investment strategies, coupled with the reduction in fees, reasonably addressed the Board's immediate concerns;

- that Acadian, Analytic, Clay Finlay, and Copper Rock are under common control with the Adviser, which allows for greater coordination and monitoring of the nature and quality of sub-advisory services;

- that the Adviser's willingness to waive its fees and reimburse expenses to reduce Fund expenses indicates a high level of commitment on the part of the Adviser;

- that the profitability of each Fund to the Adviser and applicable Sub-Adviser, when positive, was reasonable in light of all the circumstances;

- that the Advisory Agreements (with respect to each Fund except the Analytic Fund and the Emerging Growth Fund) contains breakpoints, which will allow shareholders to realize economies of scale as the Funds' assets increase;

- that the Adviser and Sub-Advisers are experienced and possess significant experience in managing particular asset classes;

- that the Adviser and the Sub-Advisers have demonstrated their commitment to provide sufficient staffing resources and capabilities to manage the Funds, including the retention of personnel with relevant investment management experience; and

- that the Adviser and Sub-Advisers appear to have overall high quality in terms of their personnel, operations, investment management capabilities, and methodologies.

FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds I, please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Funds I
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This annual report is intended for the information of Old Mutual Funds I shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds I, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.

 OLD MUTUAL

Funds distributed by Old Mutual Investment Partners
R-10-070 9/2010